FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

5 Charlestown Road
Portadown
BT63 5PW
Northern Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|  Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|  No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Scheme document in relation to the recommended Acquisition for cash by Waren Acquisition Limited, a company controlled by funds managed or advised by DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Bain Capital Partners, LLC of Warner Chilcott PLC by means of a Scheme of Arrangement under article 418 of The Companies (Northern Ireland) Order 1986 and forms of proxy for use at the Extraordinary General Meeting and Court Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WARNER CHILCOTT PUBLIC
LIMITED COMPANY

Date: 19 November 2004	By: /s/ Anthony D. Bruno

Name: Anthony D. Bruno
Title: Senior Vice President, Corporate
Development and General Counsel

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. Please do not seek advice from any director or employee of Warner Chilcott as they are not permitted to give you advice in relation to the Acquisition.

If you have sold or otherwise transferred all of your registered holding of Warner Chilcott Shares, or entitlements thereto through Warner Chilcott ADSs, please send this document together with the accompanying documents (including the Forms of Proxy and the ADS Voting Instruction Card) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or otherwise transferred only part of your registered holding of Warner Chilcott Shares, or entitlements thereto through Warner Chilcott ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying documents including the blue and pink Forms of Proxy (if you are a Warner Chilcott Shareholder) or the white ADS Voting Instruction Card (if you are a registered holder of Warner Chilcott ADSs).

Recommended Acquisition for Cash

by

WAREN ACQUISITION LIMITED

a company controlled by funds managed or advised by

Bain Capital Partners, LLC

DLJ Merchant Banking III, Inc.

J.P. Morgan Partners, LLC

and

Thomas H. Lee Partners, L.P.

of

WARNER CHILCOTT PLC

by means of a

Scheme of Arrangement

under article 418 of The Companies (Northern Ireland) Order 1986

A letter from the Chairman of Warner Chilcott, including a recommendation on behalf of the Recommendation Committee to vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, is set out in Part 1 (Letter from the Chairman of Warner Chilcott PLC). A letter from the Company’s financial advisers, Hoare Govett and Greenhill, is set out in Part 2 (Explanatory Statement) which, together with the Appendices to this document, comprises an explanatory statement in compliance with article 419 of The Companies (Northern Ireland) Order 1986.

Notices of the Court Meeting and the Extraordinary General Meeting, which will both be held at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland on 10th December, 2004, are set out at the end of this document. The Court Meeting will start at 9.00 a.m. and the Extraordinary General Meeting

17th November, 2004

will start at 9.05 a.m. or as soon thereafter as the Court Meeting shall have been concluded or adjourned. The action you are requested to take in respect of the Meetings is set out on page 4, and in section 9 of Part 1 (Letter from the Chairman of Warner Chilcott PLC) and section 20 of Part 2 (Explanatory Statement).Whether or not you plan to attend both or either of the Meetings, please complete both of the Forms of Proxy (or, if you are a holder of Warner Chilcott ADSs, the ADS Voting Instruction Card) in accordance with the instructions printed on them to ensure that your vote is counted in the event that you are unable to attend the Meetings. It is very important that you use your vote in order that the Court can be satisfied that the votes cast constitute a fair representation of the views of Warner Chilcott Shareholders. If you are a holder of Warner Chilcott ADSs, you may only vote in person at the Meetings if you become a registered holder of Warner Chilcott Shares by arranging for the surrender of your Warner Chilcott ADSs in accordance with the terms and conditions of the Deposit Agreement. If you wish to obtain further information on surrendering your Warner Chilcott ADSs, please contact the Depositary on telephone number 1-888-269-2377 (or, if you are calling from outside the United States, on telephone number +1-610-382-7836). Alternatively, you are strongly advised to complete the ADS Voting Instruction Card to instruct the Depositary as to how to vote the Warner Chilcott Shares represented by your Warner Chilcott ADSs.

This document and the accompanying documents have been prepared for the purposes of complying with Northern Irish laws, the Code and the Listing Rules and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of Northern Ireland.

This document does not constitute an offer to buy or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval, in any jurisdiction in which such offer or solicitation is unlawful.

Hoare Govett, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Hoare Govett nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

Greenhill, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Greenhill nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

Credit Suisse First Boston, which is regulated by the Financial Services Authority, is acting for Waren in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Waren for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

Morgan Stanley, which is regulated by the Financial Services Authority, is acting for Waren in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Waren for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

The ability of Warner Chilcott Shareholders who are not resident in the United Kingdom, the United States or the Republic of Ireland to vote their Warner Chilcott Shares at the Meetings, or to execute and deliver Forms of Proxy appointing another person to vote at the Meetings on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, the United States or the Republic of Ireland should inform themselves of, and observe, any applicable requirements. Whether or not a Warner Chilcott Shareholder’s Warner Chilcott Shares are voted at the Court Meeting or the Extraordinary General Meeting, if the Scheme becomes effective those Warner Chilcott Shares (other than the Excluded Warner Chilcott Shares) will be cancelled pursuant to the Scheme in return for the payment of 862 pence per Warner Chilcott Share.

2

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them. Nothing in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Warner Chilcott except where otherwise stated.

This document and oral statements made regarding the Acquisition and the Scheme and Warner Chilcott, including the earnings guidance referred to in section 3 of Appendix 2, contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market condition, risk management and exchange rates), including as a result of and following the Acquisition and the Scheme, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. Actual future results and trends could differ materially from those expressed or implied in such statements due to various factors. Such factors include factors relating to the satisfaction of the Conditions and change in the global, political, economic, business, competitive, market and regulatory forces and other risks and uncertainties, including those detailed in Warner Chilcott’s filings with the SEC, the UKLA, the Irish Stock Exchange and NASDAQ. Many of such factors are beyond Warner Chilcott’s or Waren’s ability to control or estimate precisely. Readers are cautioned not to place undue reliance on forward-looking statements. Neither Warner Chilcott nor Waren undertakes any obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation or the listing rules of the UKLA, the Irish Stock Exchange or NASDAQ.

Warner Chilcott is a company incorporated in Northern Ireland and, accordingly, US investors should be aware that this document has been prepared in accordance with Northern Irish format and style, which differs from US format and style. In particular, the appendices to this document contain information concerning the Scheme required by Northern Irish disclosure requirements which may be material and which has not been summarised elsewhere in this document.

Warner Chilcott is currently subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Reports and other information filed by Warner Chilcott with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, United States and at the SEC’s Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, United States and 233 Broadway, New York, New York 10279, United States. Copies of such material may also be obtained by mail from the Public Reference Sections of the SEC at Room 10243, 450 Fifth Street, N.W., Washington, D.C. 20549, United States at prescribed rates and, with respect to certain reports and information free of charge on the SEC’s website at www.sec.gov. For further information about the public reference rooms, please call the SEC on +1-800-732-0330. On the Effective Date, an application will be made for the Warner Chilcott ADSs to be delisted from NASDAQ and Warner Chilcott’s reporting obligations will be terminated.

On the Effective Date, share certificates for Warner Chilcott Shares will cease to be valid and should be destroyed by the relevant Warner Chilcott Shareholder or returned to the Company. In addition, CRESTCo will be instructed to cancel entitlements to Warner Chilcott Shares held within the CREST system.

All references in this document to times are to Belfast time unless otherwise stated.

Definitions used in this document are set out in Appendix 6 (Definitions).

3

ACTION TO BE TAKEN

Warner Chilcott Shareholders

You will find enclosed with this document:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the Extraordinary General Meeting; and

•	a reply-paid envelope for use in the United Kingdom.

Whether or not you intend to attend either or both of the Court Meeting and the Extraordinary General Meeting, please complete and sign both of the enclosed Forms of Proxy and return them in accordance with the instructions printed on them as soon as possible, and in any event so as to be received by the Registrars, Computershare Investor Services PLC at P.O. Box 1075, Bristol BS99 3FA, United Kingdom by 9.00 a.m. on 8th December, 2004 in respect of the Court Meeting and by 9.05 a.m. on 8th December, 2004 in respect of the Extraordinary General Meeting (being at least 48 hours before the time fixed for the relevant meeting or any adjournment or postponement thereof). You may also lodge the Forms of Proxy by fax with the Registrars by faxing the completed Forms of Proxy to 0870 703 6116 (or, if you are outside the United Kingdom, to +44 870 703 6116) at least 48 hours before the time fixed for the relevant Meeting or any adjournment or postponement thereof provided the original Forms of Proxy are lodged with the Registrars at least 24 hours before such time.

If the blue Form of Proxy for use at the Court Meeting is not lodged by the time set out above, it may be handed to the Registrars on behalf of the chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment or postponement thereof (or at least 48 hours before such time by fax with the original lodged at least 24 hours before such time), it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either of the Meetings, or any adjournment or postponement thereof, if you wish to do so.

If you are a Warner Chilcott Shareholder and you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 702 0000 (or, if you are calling from outside the United Kingdom, on +44 870 702 0000) between 8.00 a.m. and 5.30 p.m. Monday to Friday, until 10th December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

Holders of Warner Chilcott ADSs

You will find enclosed with this document:

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and the Extraordinary General Meeting; and

•	a reply-paid envelope for use in the United States.

Please complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the United States only) in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by The Bank of New York at P.O. Box 11230, Church Street Station, New York, NY 10203-0230, United States by 5.00 p.m. (New York time) on 3rd December, 2004. If you hold your ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Warner Chilcott ADSs if you wish to vote. If you are a registered holder of Warner Chilcott ADSs and you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact The Bank of New York, on telephone number 1-888-269-2377 (or, if you are calling from outside of the US, on telephone number +1-610-382-7836) between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday, until 2nd December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

4

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Warner Chilcott Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy or your ADS Voting Instruction Card (as appropriate) as soon as possible and in any event by the dates set out above. The completion and return of the Forms of Proxy will not prevent Warner Chilcott Shareholders from attending and voting in person at the Court Meeting or the Extraordinary General Meeting, or any adjournment or postponement thereof, if they so wish. If you are a holder of Warner Chilcott ADSs, you may only vote in person at the Meetings if you become a registered holder of Warner Chilcott Shares by arranging for the surrender of your Warner Chilcott ADSs in accordance with the terms and conditions of the Deposit Agreement. If you wish to obtain further information on surrendering your Warner Chilcott ADSs, please contact the Depositary on telephone number 1-888-269-2377 (or, if you are calling from outside the United States, on telephone number +1-610-382-7836). Alternatively, you are strongly advised to complete the ADS Voting Instruction Card to instruct the Depositary as to how to vote the Warner Chilcott Shares represented by your Warner Chilcott ADSs.

5

Table of Contents

6

7

Expected Timetable of Principal Events

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)

EVENT	TIME AND/OR DATE (2004)

Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of Warner Chilcott ADSs(2)	5.00 p.m. (New York time) on 3rd December, 2004

Latest time for receipt by the Registrars of completed blue Forms of Proxy for the Court Meeting(3)	9.00 a.m. on 8th December, 2004

Latest time for receipt by the Registrars of completed pink Forms of Proxy for the Extraordinary General Meeting(3)	9.05 a.m. on 8th December, 2004

Voting Record Time(4)	6.00 p.m. on 8th December, 2004

Court Meeting	9.00 a.m. on 10th December, 2004

Extraordinary General Meeting(5)	9.05 a.m. on 10th December, 2004

Court Hearing (to sanction the Scheme)	20th December, 2004

Court Hearing (to confirm the Capital Reduction)	20th December, 2004

Last day for dealings in Warner Chilcott Shares and Warner Chilcott ADSs(6)	4th January, 2005

Scheme Record Time	6.00 p.m. on 4th January, 2005

Effective Date	5th January, 2005

Cancellation of listing of Warner Chilcott Shares and Warner Chilcott ADSs	6th January, 2005

Latest date for despatch of cheques and payment through CREST	19th January, 2005

The Court Meeting and the Extraordinary General Meeting will be held at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland.

(1)

Unless otherwise stated, all references to time in this timetable are to Belfast time. The dates in this timetable and mentioned throughout this document are indicative only and assume, amongst other things, that neither the Court Meeting nor the Extraordinary General Meeting is adjourned or postponed. It is therefore not possible to be specific about these dates. These dates depend, amongst other things, on the date upon which the Court sanctions the Scheme and confirms the associated Capital Reduction and whether the Conditions are satisfied or, if capable of waiver, waived.

(2)

If you hold your Warner Chilcott ADSs indirectly you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Warner Chilcott ADSs if you wish to vote.

(3)

A blue Form of Proxy for the Court Meeting not so lodged may be handed to the Registrars on behalf of the chairman at the Court Meeting at any time before the taking of the poll. However, the pink Form of Proxy for the Extraordinary General Meeting must be lodged by 9.05 a.m. on 8th December, 2004 to be valid or, if the Extraordinary General Meeting is adjourned or postponed, at least 48 hours prior to the adjourned or postponed meeting. If a faxed copy of either Form of Proxy has been sent to the Registrars, the original must be received by the Registrars no later than 24 hours prior to the time of the relevant Meeting.

(4)

If either the Court Meeting or the Extraordinary General Meeting is adjourned or postponed, the Voting Record Time for the adjourned or postponed meeting will be 6.00 p.m. on the day two days preceding the date of the adjourned or postponed Meeting.

(5)	The Extraordinary General Meeting will commence at the later of the time stated and the conclusion or adjournment of the Court Meeting.

(6)

Dealings in Warner Chilcott Shares will be suspended with effect from close of business on this date. Dealings in Warner Chilcott Shares after the third business day prior to the Scheme Record Time will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time. Dealings in Warner Chilcott ADSs will be suspended with effect from close of business (New York time) on this date.

8

Part 1 Letter from the Chairman of Warner Chilcott PLC

PART 1

LETTER FROM THE CHAIRMAN OF WARNER CHILCOTT PLC

Warner Chilcott PLC
Old Belfast Road
Millbrook
Larne
County Antrim
Northern Ireland BT40 2SH
Registered number: NI25836

17th November, 2004

To Warner Chilcott Shareholders and holders of Warner Chilcott ADSs and, for information only, to holders of options and awards granted under the Warner Chilcott Share Option Schemes.

Dear Warner Chilcott Shareholder or holder of Warner Chilcott ADSs,

Recommended Acquisition by Waren Acquisition Limited of Warner Chilcott PLC

1. Introduction

On 27th October, 2004, Warner Chilcott and Waren announced that they had reached agreement on the terms of a recommended acquisition of Warner Chilcott by Waren.

I am writing to you today with notice of two Meetings of Warner Chilcott Shareholders to be held on 10th December, 2004 and to explain the background to the proposed acquisition by Waren of Warner Chilcott. The purpose of the Meetings is to obtain the approval of Warner Chilcott Shareholders to the proposed acquisition for cash of Warner Chilcott by Waren. The Recommendation Committee (which consists of the Board other than Roger Boissonneault, our chief executive officer who, in view of the nature of the Acquisition, has not participated in the Board’s deliberations) is unanimously recommending that you vote in favour of the resolutions to be proposed at the Meetings.

Waren is a company recently formed specifically to implement the Acquisition and is controlled by funds managed or advised by Bain Capital Partners, LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P.

2. Summary of the Acquisition

The Acquisition will, subject to the satisfaction or waiver of the Conditions, be implemented by way of a scheme of arrangement under article 418 of the Companies Order. The Acquisition is subject to approval by the requisite majorities of Warner Chilcott Shareholders at the Meetings to be held on 10th December, 2004. Further details of these requisite majorities are set out in section 4 of Part 2 (Explanatory Statement).

Under the Scheme (or pursuant to the proposed changes to the Warner Chilcott Articles) Warner Chilcott Shareholders on the register of members of the Company at the Scheme Record Time will be entitled to receive:

for each Warner Chilcott Share 862 pence in cash

As each Warner Chilcott ADS represents four Warner Chilcott Shares, holders of Warner Chilcott ADSs will be entitled to receive:

for each Warner Chilcott ADS 3,448 pence in cash

The 3,448 pence in cash for each Warner Chilcott ADS will be received by the Depositary (as a Scheme Shareholder) and converted into US Dollars by the Depositary pursuant to the terms and conditions of

9

Part 1 Letter from the Chairman of Warner Chilcott PLC

the Deposit Agreement. It is expected that once the Depositary has received the funds, holders of Warner Chilcott ADSs will receive their payment in US Dollars from the Depositary upon surrender of their Warner Chilcott ADSs in accordance with the terms of the Deposit Agreement.

A second interim dividend of 2.88 pence per Warner Chilcott Share, in respect of the twelve months ended on 30th September, 2004, will not be paid if the Acquisition becomes effective. If there is no successful acquisition of Warner Chilcott, it is the current intention of the Board that Warner Chilcott will pay, in due course, a second interim dividend of 2.88 pence per Warner Chilcott Share.

Based on the number of Warner Chilcott Shares in issue at the close of business on 15th November, 2004 (being the latest practicable date prior to the publication of this document), the Acquisition values the entire existing issued share capital of Warner Chilcott at approximately £1,616 million.

A further explanation of the Scheme is set out in Part 2 (Explanatory Statement) and the Scheme is set out in full in Part 3 (The scheme of arrangement).

3. Background to and reasons for the recommendation of the Acquisition

In the opinion of the Recommendation Committee, Warner Chilcott has fundamentally changed as an investment proposition over the last four years. The Company (then Galen Holdings PLC) acquired Warner Chilcott US in 2000, which successfully established the Company within the US, and followed this with seven product acquisitions and the formation of alliances for two dermatology products, Dovonex® and Dovobet®. This, together with the disposal of the majority of the Company’s UK operations, has resulted in over 90 per cent. of the Company’s revenues from continuing operations being earned in the United States in the twelve month financial period ended 30th September, 2004. However, the gradual relocation of the Company’s operations to the United States has not been matched by the Company’s shareholder base which remains predominantly UK based.

When contemplating the Acquisition and its recommendation thereof, the Recommendation Committee primarily weighed the significant premium in cash being offered by Waren over the share price before the Offer Period began against their expectations for the Company’s future performance. The price offered by Waren represents:

•

a premium of approximately 33 per cent. to the Closing Price of 648 pence per Warner Chilcott Share on 17th September, 2004, being the last business day prior to the date of the announcement by the Company confirming that it had received an approach from a consortium of private equity institutions; and

• a premium of 57 per cent. to 550 pence, being the lowest Closing Price per Warner Chilcott Share during the 52 weeks to 17th September, 2004.

The Recommendation Committee believes that the Acquisition fairly reflects the strengths of the business and represents an attractive opportunity for holders of Warner Chilcott Securities to realise their investment for cash given the significant premiums referred to above.

4. Directors and employees

Waren has given assurances to the Board that the existing employment rights, including accrued pension rights, of the employees of the Warner Chilcott Group will be fully safeguarded upon the completion of the Acquisition.

Waren intends to retain the existing US based management team of Warner Chilcott. Following completion of the Acquisition both Geoffrey Elliott, the chief financial officer of the Company, and I will leave the employment of the Company.

5. Implementation Agreement

In order to implement the Scheme and regulate the Acquisition, Warner Chilcott, Waren, Bain Capital Partners, LLC, DLJMB Overseas Partners III, C.V., J.P. Morgan Partners (BHCA), L.P. and Thomas H.

10

Part 1 Letter from the Chairman of Warner Chilcott PLC

Lee (Alternative) Fund V, L.P. entered into an Implementation Agreement dated 27th October, 2004 (as amended and restated on 9th November, 2004 and 16th November, 2004). This Implementation Agreement (as amended and restated) is described in section 5 of Part 2 (Explanatory Statement) and in Appendix 4 (The Implementation Agreement).

6. Warner Chilcott Share Option Schemes

Information relating to the effect of the Scheme and the Acquisition on holders of options and awards granted under the Warner Chilcott Share Option Schemes can be found in section 11 of Part 2 (Explanatory Statement).

7. Taxation

Please refer to sections 16, 17 and 18 of Part 2 (Explanatory Statement) for details of certain taxation consequences of the Scheme and the Acquisition. If you are in any doubt as to your taxation position, you should consult an appropriate professional adviser.

8. Overseas shareholders

Persons resident in, or citizens of, jurisdictions outside the United Kingdom, the United States and the Republic of Ireland should refer to section 19 of Part 2 (Explanatory Statement).

9. Action to be taken

The Scheme will require approval at the Court Meeting to be held at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland on 10th December, 2004 at 9.00 a.m.. Implementation of the Scheme will also require the passing of a special resolution by Warner Chilcott Shareholders at the Extraordinary General Meeting to be held at 9.05 a.m. on the same day or, if later, as soon as the Court Meeting has been concluded or adjourned, and the subsequent sanction of the Court. If the Scheme becomes effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme.

Notices of the Court Meeting and the Extraordinary General Meeting are set out on pages 150 to 154 of this document.

Warner Chilcott Shareholders

You will find enclosed with this document:

• a blue Form of Proxy for use in respect of the Court Meeting;

• a pink Form of Proxy for use in respect of the Extraordinary General Meeting; and

• a reply-paid envelope for use in the United Kingdom.

Whether or not you intend to attend either or both of the Court Meeting and the Extraordinary General Meeting, please complete and sign both of the enclosed Forms of Proxy and return them in accordance with the instructions printed on them as soon as possible, and in any event so as to be received by the Registrars, Computershare Investor Services PLC at P.O. Box 1075, Bristol BS99 3FA, United Kingdom by 9.00 a.m. on 8th December, 2004 in respect of the Court Meeting and by 9.05 a.m. on 8th December, 2004 in respect of the Extraordinary General Meeting (being at least 48 hours before the time fixed for the relevant meeting or any adjournment or postponement thereof). You may also lodge the Forms of Proxy by fax with the Registrars by faxing the completed Forms of Proxy to 0870 703 6116 (or, if you are outside the United Kingdom, to +44 870 703 6116) at least 48 hours before the time fixed for the relevant Meeting or any adjournment or postponement thereof provided the original Forms of Proxy are lodged with the Registrars at least 24 hours before such time.

11

Part 1 Letter from the Chairman of Warner Chilcott PLC

If the blue Form of Proxy for use at the Court Meeting is not lodged by the time set out above, it may be handed to the Registrars on behalf of the chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment or postponement thereof (or at least 48 hours before such time by fax with the original lodged at least 24 hours before such time), it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either of the Meetings, or any adjournment or postponement thereof, if you wish to do so.

If you are a Warner Chilcott Shareholder and you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 702 0000 (or, if you are calling from outside the United Kingdom, on +44 870 702 0000) between 8.00 a.m. and 5.30 p.m. Monday to Friday, until 10th December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

Holders of Warner Chilcott ADSs

You will find enclosed with this document:

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and the Extraordinary General Meeting; and

•	a reply-paid envelope for use in the United States.

Please complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the United States only) in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by The Bank of New York at P.O. Box 11230, Church Street Station, New York, NY 10203-0230, United States by 5.00 p.m. (New York time) on 3rd December, 2004. If you hold your ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Warner Chilcott ADSs if you wish to vote.

If you are a registered holder of Warner Chilcott ADSs and you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact The Bank of New York, on telephone number 1-888-269-2377 (or, if you are calling from outside of the US, on telephone number +1-610-382-7836) between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday, until 2nd December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Warner Chilcott Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy or your ADS Voting Instruction Card (as appropriate) as soon as possible and in any event by the dates set out above. The completion and return of the Forms of Proxy will not prevent Warner Chilcott Shareholders from attending and voting in person at the Court Meeting or the Extraordinary General Meeting, or any adjournment or postponement thereof, if they so wish. If you are a holder of Warner Chilcott ADSs, you may only vote in person at the Meetings if you become a registered holder of Warner Chilcott Shares by arranging for the surrender of your Warner Chilcott ADSs in accordance with the terms and conditions of the Deposit Agreement. If you wish to obtain further information on surrendering your Warner Chilcott ADSs, please contact the Depositary on telephone number 1-888-269-2377 (or, if you are calling from outside the United States, on telephone number +1-610-382-7836). Alternatively, you are strongly advised to complete the ADS Voting Instruction Card to instruct the Depositary as to how to vote the Warner Chilcott Shares represented by your Warner Chilcott ADSs.

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Part 1 Letter from the Chairman of Warner Chilcott PLC

10. Irrevocable undertakings

Waren has received irrevocable undertakings to vote in favour of (or procure the voting in favour of) the Scheme in respect of interests representing a total of 19,966,068 Warner Chilcott Shares, representing approximately 10.7 per cent. of Warner Chilcott’s existing issued ordinary share capital, from Directors who are holders of Warner Chilcott Securities. These undertakings will remain binding except in the event of a competing offer being announced for Warner Chilcott, by 24th November, 2004, at a price that is equal to or greater than 887 pence for each Warner Chilcott Share (unless Waren, within 48 hours thereafter, announces a revision of the terms of the Acquisition which is at least equal to the price of the competing offer) or if the Scheme lapses or is withdrawn.

11. Further information

Please read carefully the remainder of this document, including the letter from the Company’s financial advisers contained in Part 2 (Explanatory Statement). Please note that the information contained in this letter is in summary form only and reading this letter is not a substitute for reading the remainder of this document.

12. Recommendation

The Recommendation Committee, which has been so advised by Greenhill and Hoare Govett, believes the terms of the Acquisition to be fair and reasonable and that voting in favour of the proposed resolutions and the Scheme at the Meetings is in the best interests of Warner Chilcott Shareholders as a whole. In providing their advice, Greenhill and Hoare Govett have taken account of the Recommendation Committee’s commercial assessments.

Accordingly, the Recommendation Committee unanimously recommends that holders of Warner Chilcott Securities vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as those members of the Board who are also holders of Warner Chilcott Securities intend to do in respect of their own beneficial holdings.

Yours faithfully,

Dr John King
Executive Chairman
Warner Chilcott PLC

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Part 2 Explanatory Statement

PART 2

EXPLANATORY STATEMENT

(in compliance with article 419 of the Companies Order)

Greenhill

Greenhill & Co. International LLP	Hoare Govett Limited
Regent Gate	250 Bishopsgate
56-58 Conduit Street	London
London	EC2M 4AA
W1S 2YZ

17th November, 2004

To Warner Chilcott Shareholders and holders of Warner Chilcott ADSs and, for information only, to holders of options and awards granted under the Warner Chilcott Share Option Schemes.

Dear Warner Chilcott Shareholder or holder of Warner Chilcott ADSs,

Recommended Acquisition by Waren Acquisition Limited of Warner Chilcott PLC

1. Introduction

On 27th October, 2004 Warner Chilcott and Waren announced that they had reached agreement on the terms of a recommended acquisition for cash by Waren of the entire issued and to be issued share capital of Warner Chilcott. As explained in the announcement, it is intended that the Acquisition be implemented by a scheme of arrangement under article 418 of the Companies Order.

Waren is a company recently formed specifically to implement the Acquisition and is controlled by funds managed or advised by Bain Capital Partners, LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P.

Your attention is drawn to the letter from Dr John King on behalf of the Recommendation Committee (which consists of the Board other than Roger Boissonneault, the chief executive officer of the Company who, in view of the nature of the Acquisition, has not participated in the Board’s deliberations) set out in Part 1 (Letter from the Chairman of Warner Chilcott PLC) and which contains the background to and reasons for the recommendation. You will see from that letter that the Recommendation Committee, which has been so advised by Greenhill and Hoare Govett, believes the terms of the Acquisition to be fair and reasonable and that voting in favour of the proposed resolutions and the Scheme at the Meetings is in the best interests of Warner Chilcott Shareholders as a whole and is unanimously recommending all holders of Warner Chilcott Securities to vote in favour of the Scheme and the resolutions to be proposed at the Meetings. In providing their advice, Greenhill and Hoare Govett have taken account of the Recommendation Committee’s commercial assessments.

We have been authorised by the Board to write to you to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information. The Scheme is set out in full in Part 3 (The scheme of arrangement). Your attention is also drawn to Appendix 2 (Financial information on the Warner Chilcott Group), Appendix 3 (Information on Waren) and to Appendix 5 (Additional information).

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Part 2 Explanatory Statement

2. Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between Warner Chilcott and its shareholders under article 418 of the Companies Order. The Scheme will not be completed unless all the Conditions set out in Appendix 1 (Conditions to the implementation of the Scheme and the Acquisition) have been satisfied or, if permitted, waived by no later than the Court Hearing to sanction the Scheme. The Conditions contain a long-stop date by which the Conditions must be satisfied or, if permitted, waived, being 27th March, 2005, or such later date as Waren may, with the consent of the Panel, decide. The Conditions include the approval of the terms of the Scheme and the Acquisition by the requisite majorities of Warner Chilcott Shareholders at the Court Meeting and the Extraordinary General Meeting and the sanction of the Scheme and confirmation of the Capital Reduction by the Court. The requisite majorities are described in section 4 below. Waren has agreed to undertake to the Court to be bound by the terms of the Scheme.

Under the Scheme (or pursuant to the proposed changes to the Warner Chilcott Articles), Warner Chilcott Shareholders on the register of members of the Company at the Scheme Record Time will be entitled to receive:

for each Warner Chilcott Share 862 pence in cash

As each Warner Chilcott ADS represents four Warner Chilcott Shares, holders of Warner Chilcott ADSs will be entitled to receive:

for each Warner Chilcott ADS 3,448 pence in cash

The 3,448 pence in cash for each Warner Chilcott ADS will be received by the Depositary (as a Scheme Shareholder) and converted into US Dollars by the Depositary pursuant to the terms and conditions of the Deposit Agreement. It is expected that once the Depositary has received the funds, holders of Warner Chilcott ADSs will receive their payment in US Dollars from the Depositary upon surrender of their Warner Chilcott ADSs in accordance with the terms of the Deposit Agreement.

A second interim dividend of 2.88 pence per Warner Chilcott Share, in respect of the twelve months ended on 30th September, 2004, will not be paid if the Acquisition becomes effective. If there is no successful acquisition of Warner Chilcott, it is the current intention of the Board that Warner Chilcott will pay, in due course, a second interim dividend of 2.88 pence per Warner Chilcott Share.

Based on the number of Warner Chilcott Shares in issue at close of business on 15th November, 2004 (being the latest practicable date of determination prior to the publication of this document), the Acquisition values the entire existing issued share capital of Warner Chilcott at approximately £1,616 million. The consideration offered of 862 pence per Warner Chilcott Share represents a premium of approximately 33 per cent. to the Closing Price of 648 pence for each Warner Chilcott Share on 17th September, 2004, being the last business day prior to the announcement by Warner Chilcott confirming that it had received an approach from a consortium of private equity institutions.

3. Structure of the Acquisition and the Scheme

The Scheme involves the cancellation of the Scheme Shares on the Effective Date, in consideration of which Warner Chilcott Shareholders on the register of members of the Company at the Scheme Record Time will receive cash consideration for their shares as described in section 2 above. Following this cancellation, the New Warner Chilcott Shares will be paid up by applying the reserve arising in the books of account of Warner Chilcott as a result of the cancellation. The New Warner Chilcott Shares will be issued to Waren. The cancellation of the Scheme Shares and the subsequent issue of the New Warner Chilcott Shares to Waren provided for in the Scheme will result in Warner Chilcott becoming a wholly owned subsidiary of Waren.

The Scheme will become effective upon, amongst other things, delivery to the Registrar of Companies in Northern Ireland of a copy of the order of the Court sanctioning the Scheme and confirming the Capital Reduction and, in respect of the Capital Reduction, registration of such order.

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Part 2 Explanatory Statement

The Scheme is set out in full in Part 3 (The scheme of arrangement). This Part 2 has been prepared solely to assist holders of Warner Chilcott Securities in making certain decisions regarding the Scheme and holders of Warner Chilcott Securities are advised to consider carefully the text of the Scheme itself.

4. The Court Meeting and the Extraordinary General Meeting

Before the Court’s approval can be obtained, the Scheme will require the approval of Warner Chilcott Shareholders at the Court Meeting and the passing of a special resolution by Warner Chilcott Shareholders to implement the Scheme at the Extraordinary General Meeting.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out on pages 150 to 154 of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast at them will be determined by reference to the Company’s share register at the Voting Record Time. Only holders of Warner Chilcott Shares registered on the register of members of Warner Chilcott at the Voting Record Time will be entitled to attend and vote at the relevant Meeting.

Court Meeting

The Court Meeting, which has been convened for 10th December, 2004 at 9.00 a.m. at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland, is being held at the direction of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without any modification or addition which the Court may approve or impose).

To become effective, the Scheme requires, amongst other things, the approval of a majority in number of Warner Chilcott Shareholders present and voting in person or by proxy at the Court Meeting and representing at least three-fourths in value of the Warner Chilcott Shares held by those Warner Chilcott Shareholders.

At the Court Meeting, voting will be by way of a poll and Warner Chilcott Shareholders will be entitled to one vote for each Warner Chilcott Share held by them.

Any Warner Chilcott Shares held by Waren will not constitute Scheme Shares and Waren will not vote at the Court Meeting.

Extraordinary General Meeting

The Extraordinary General Meeting has been convened for the same date and at the same venue as the Court Meeting and will be held for the purposes of considering and, if thought fit, approving a special resolution relating to the Capital Reduction and the implementation of the Scheme. This meeting will be held directly after the Court Meeting. Each Warner Chilcott Shareholder (including Waren if it holds any Warner Chilcott Shares) will be entitled to attend and vote at the Extraordinary General Meeting.

It is proposed, as part of the special resolution to be proposed at the Extraordinary General Meeting, to amend the Warner Chilcott Articles to ensure that any Warner Chilcott Shares issued upon the exercise and/or vesting of options and awards under the Warner Chilcott Share Option Schemes or otherwise after the adoption of the amendments to the Warner Chilcott Articles and prior to the confirmation by the Court of the Capital Reduction will be subject to the Scheme. It is also proposed to amend the Warner Chilcott Articles so that any Warner Chilcott Shares issued to any person other than Waren (or any person acting on behalf of Waren) at or after the confirmation by the Court of the Capital Reduction will automatically be transferred to Waren in consideration of the payment by Waren of such cash as that person would have been entitled to had those shares been Scheme Shares. This will avoid any person (other than Waren or any person acting on behalf of Waren) who becomes entitled to Warner Chilcott Shares continuing to own Warner Chilcott Shares after the Effective Date. Paragraph 4 of the special resolution in the notice of Extraordinary General Meeting at pages 152 to 154 of this document sets out in full the terms of the proposed amendments to the Warner Chilcott Articles.

It is also proposed to approve, by ordinary resolution to be proposed at the Extraordinary General Meeting, certain amendments to the rules of the Galen Holdings PLC 2000 US Option Scheme and the rules of the Galen Holdings PLC Approved Executive Share Option Scheme and Unapproved

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Part 2 Explanatory Statement

Executive Share Option Scheme which remove the rule which restricts the number of options to be satisfied by new share issues that may be granted in any three year period. This rule was originally included in these share option schemes because it was in line with shareholder expectations at the time that they were approved by shareholders. The relevant guidelines of institutional shareholders no longer require such a limit to be included in the rules of employee share schemes. The amendments would ensure that the exercise of options under these share option schemes could be satisfied by a new issue of shares rather than shares purchased in the market. The passing of this ordinary resolution is not required to approve and implement the Scheme.

The chairman of the Extraordinary General Meeting reserves his right to demand that the vote of Warner Chilcott Shareholders at the Extraordinary General Meeting be held by way of a poll and in such event each Warner Chilcott Shareholder present in person or by proxy will be entitled to one vote for each Warner Chilcott Share held.

5. The Implementation Agreement

In order to implement the Scheme and regulate the Acquisition, Warner Chilcott, Waren, Bain Capital Partners, LLC, DLJMB Overseas Partners III, C.V., J.P. Morgan Partners (BHCA), L.P. and Thomas H. Lee (Alternative) Fund V, L.P. have entered into an Implementation Agreement dated 27th October, 2004 (as amended and restated on 9th November, 2004 and 16th November, 2004).

Under the Implementation Agreement (as amended and restated), Warner Chilcott has agreed to pay a break fee to Waren of £17 million (inclusive of VAT except to the extent that such VAT is recoverable) in the event that: (i) a competing proposal is announced prior to the Acquisition lapsing or being withdrawn or, if earlier, prior to the expiry of six months from the date of the Implementation Agreement and such competing proposal subsequently becomes or is declared wholly unconditional or is completed; or (ii) the Recommendation Committee withdraws or adversely modifies its recommendation of the Acquisition and subsequently the Acquisition lapses or is withdrawn.

Warner Chilcott has undertaken not to solicit directly or indirectly any other potential offerors and to inform Waren of the fact of any approach received by Warner Chilcott from any potential offeror.

In the event that a higher competing offer is announced for Warner Chilcott, Warner Chilcott has undertaken that if Waren announces, within 48 hours of the announcement of the higher competing offer, a revised cash offer at no less a price than the competing offer, the Recommendation Committee will recommend Waren’s revised offer if its terms are more favourable.

Further details of the Implementation Agreement are set out in Appendix 4 (The Implementation Agreement).

6. Irrevocable undertakings

Waren has received irrevocable undertakings to vote in favour of (or procure the voting in favour of) the Scheme in respect of interests representing a total of 19,966,068 existing Warner Chilcott Shares, representing approximately 10.7 per cent. of Warner Chilcott’s issued ordinary share capital, from Directors who are holders of Warner Chilcott Securities. These undertakings will remain binding except in the event of a competing offer being announced for Warner Chilcott, by 24th November, 2004, at a price that is equal to or greater than 887 pence for each Warner Chilcott Share (unless Waren, within 48 hours thereafter, announces a revision of the terms of the Acquisition which is at least equal to the price of the competing offer) or if the Scheme lapses or is withdrawn.

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Part 2 Explanatory Statement

Those Directors who hold Warner Chilcott Securities have given irrevocable undertakings in respect of the following Warner Chilcott Securities:

Name	Number of Warner Chilcott Shares
Dr John King	14,475,306
Geoffrey Elliott	5,372,271
Roger Boissonneault	5,198 ADSs
representing 20,792 Warner Chilcott Shares
Dr Harold Ennis	96,329
David Gibbons	1,370

7. Information on Waren and financing of the Acquisition

Waren is a company incorporated in England and Wales on 25th October, 2004 specifically for the purpose of the Acquisition, and is a company controlled by funds managed or advised by Bain Capital, DLJMB, JPMP and THL. Waren has not carried on any business nor entered into any obligation other than in connection with the Acquisition and the financing thereof. Each of the funds managed or advised by Bain Capital, DLJMB, JPMP and THL may seek to syndicate part of its ownership of Waren.

Immediately following the Scheme becoming effective, Warner Chilcott will be indirectly controlled by funds managed or advised by Bain Capital, DLJMB, JPMP and THL.

The directors of Waren are Todd Abbrecht, David Burgstahler, John Connaughton and Stephen Murray.

The cash consideration payable to Warner Chilcott Shareholders under the terms of the Acquisition will be provided by equity financing from funds managed or advised by Bain Capital, DLJMB, JPMP and THL (subject to any syndication) and debt financing that will be arranged by Credit Suisse First Boston and Deutsche Bank. Further information on Waren is set out in Appendix 3 (Information on Waren). Further information on the debt and equity financing of Waren is set out in section 8 of Appendix 5 (Additional information).

8. Information on Bain Capital, DLJ Merchant Banking, J.P. Morgan Partners and THL

(a)

Bain Capital is a global private investment firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with more than $22 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 225 companies around the world. A global team of investment professionals has guided investments in a broadly diversified group of companies. Headquartered in Boston, Bain Capital has offices in New York, London and Munich.

(b)

DLJ Merchant Banking is a leading private equity investor that has a 19 year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJ Merchant Banking is part of Credit Suisse First Boston’s Alternative Capital Division, which is one of the largest alternative asset managers in the world with approximately $36 billion of assets under management. The Alternative Capital Division is comprised of approximately $20 billion of private equity assets under management across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, as well as approximately $16 billion of assets under management through its hedge fund (both direct and fund of funds), leveraged loan and collaterised debt obligation businesses. DLJ Merchant Banking is currently investing through DLJ Merchant Banking Partners III which originally had capital commitments of approximately $5.3 billion.

(c)

J.P. Morgan Partners is a global partnership with approximately $13 billion in capital under management (as of 30th September, 2004). It is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. J.P. Morgan Partners has approximately 120 investment professionals in nine principal offices throughout the world. J.P.Morgan Partners is the private equity arm of JPMorgan Chase & Co., one of the largest financial institutions in the United States. J.P. Morgan Partners is currently investing through J.P. Morgan Partners (BHCA), L.P.

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Part 2 Explanatory Statement

(d)

THL is a leading private equity firm based in Boston that is currently investing from its most recent $6.1 billion fund. Founded in 1974, THL is focused on identifying and acquiring substantial ownership stakes in mid- to large-cap growth companies. THL invests in companies with leading market positions, proven and experienced management teams, recognised brand names and well-defined business plans that include opportunities for growth and expansion in their core and related businesses.

9. Information on Warner Chilcott

Warner Chilcott is a specialty pharmaceutical company based in Craigavon, Northern Ireland, Rockaway, New Jersey and Puerto Rico. The Company’s ordinary shares were listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and its ADSs were listed in the United States on NASDAQ in 2000. Since the acquisition by the Company (then Galen Holdings PLC) of Warner Chilcott US in September, 2000, the Company has increasingly focused its business on the women’s healthcare and dermatology markets in the United States. The transformation of the Company’s geographical focus was completed with the disposal during 2004 of the substantial majority of the Company’s remaining UK operations.

The Company’s strategy has been to achieve organic growth of its pharmaceutical business; to research, develop and commercialise new proprietary products; and to acquire specific branded products that complement and strengthen its existing product range. Warner Chilcott has made a number of branded product acquisitions in recent years, which have strengthened the Company’s position in the specialist areas of women’s healthcare and dermatology.

In women’s healthcare, Warner Chilcott’s key products are in the areas of contraception and hormone therapy. The portfolio of oral contraceptives includes the Ovcon® and Estrostep® brands and the portfolio of hormone therapies includes Estrace®, Femring® and femhrt®. In addition, Sarafem® is a prescription treatment for premenstrual dysphoric disorder. The dermatology portfolio includes the Company’s proprietary pelletised formulation of doxycycline, Doryx®, the most widely prescribed branded oral tetracycline treatment for acne in the United States. Dovonex®, a treatment for mild to moderate psoriasis, is promoted under a co-promotion agreement with Bristol-Myers Squibb. Warner Chilcott has an option to purchase Bristol-Myers Squibb’s US rights to this product under pre-negotiated terms.

In its unaudited interim results for the twelve month financial period ended 30th September, 2004, the Warner Chilcott Group reported revenues of $522.9 million and operating profits of $189.9 million. The Warner Chilcott Group reported net assets of $1,226 million and net debt of $5.5 million at 30th September, 2004.

The audited financial statements of the Warner Chilcott Group for the three years ended 30th September, 2003 and the unaudited interim financial statements of the Warner Chilcott Group for the twelve month financial period ended 30th September, 2004 are set out in Appendix 2 (Financial information on the Warner Chilcott Group). A commentary on certain earnings guidance given by the Company is also set out in Appendix 2 (Financial information on the Warner Chilcott Group).

10. Directors and employees

Waren intends to retain the existing US based management team of Warner Chilcott. Following completion of the Acquisition both John King, the executive chairman, and Geoffrey Elliott, the chief financial officer of the Company, will leave the employment of the Company.

Waren believes that employees are crucial to the future success of the business and recognises that Warner Chilcott has a skilled workforce. In a competitive international marketplace, Waren will seek to retain and develop the best people for Warner Chilcott’s business. Waren will also aim through the Company’s compensation and reward packages to ensure high levels of performance and to reward and retain key employees.

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Part 2 Explanatory Statement

Waren has given the Board assurances that the existing employment rights, including accrued pension rights, of the employees of the Warner Chilcott Group will be fully safeguarded upon the completion of the Acquisition.

11. Warner Chilcott Share Option Schemes

The terms of the Scheme, if approved by Warner Chilcott Shareholders and sanctioned by the Court, will bind all Warner Chilcott Shareholders at the Scheme Record Time (excluding Warner Chilcott Shareholders who acquire Warner Chilcott Shares upon the exercise of share options or vesting of share awards granted under the Warner Chilcott Share Option Schemes at or after the confirmation by the Court of the Capital Reduction).

As the Scheme will apply only to Warner Chilcott Shareholders at the Scheme Record Time (excluding Warner Chilcott Shareholders who acquire Warner Chilcott Shares upon the exercise of share options or vesting of share awards granted under the Warner Chilcott Share Option Schemes at or after the confirmation by the Court of the Capital Reduction), it is proposed to amend the Warner Chilcott Articles at the Extraordinary General Meeting, as set out in the notice of the Extraordinary General Meeting at pages 152 to 154 of this document, to provide that any Warner Chilcott Shares issued at or after the confirmation by the Court of the Capital Reduction must be transferred to Waren in consideration of 862 pence in cash (or such greater amount as may be payable under the Scheme for a Scheme Share) for each Warner Chilcott Share so transferred.

The implications of the Scheme for share options and share awards granted and outstanding under the Warner Chilcott Share Option Schemes are summarised in section 4 of Appendix 5 (Additional information).

Participants in each of the Warner Chilcott Share Option Schemes will be sent further details of the impact of the Scheme on their outstanding options and awards and the actions they can take.

12. The Directors and the effect of the Scheme on their interests

The interests of the Directors in the share capital of Warner Chilcott (including any interests in Warner Chilcott ADSs and interests under the Warner Chilcott Share Option Schemes) are set out in section 5 of Appendix 5 (Additional information).

In common with other participants in the Warner Chilcott Share Option Schemes, the Directors will also be offered proposals in respect of their options and awards under the Warner Chilcott Share Option Schemes.

The effect of the Scheme on the interests of the Directors in the share capital of Warner Chilcott (including any interests in Warner Chilcott ADSs and interests under the Warner Chilcott Share Option Schemes) does not differ from its effect on the like interests of other Warner Chilcott Shareholders, holders of Warner Chilcott ADSs or holders of options and awards granted under the Warner Chilcott Share Option Schemes, as applicable.

There are currently no proposed changes to the service contracts and letters of appointment of any of the Directors and the terms of the Acquisition do not provide for any variation in the total emoluments receivable by the Directors. The terms of the service contracts and letters of appointment of the Directors are summarised in section 6 of Appendix 5 (Additional information). Completion of the Acquisition will amount to a change of control for the purposes of the matters referred to in, and with the consequences summarised in, that section 6.

13. Listings, dealing and settlement

Warner Chilcott Shares held in certificated form

Where Warner Chilcott Shareholders hold Warner Chilcott Shares in certificated form, cheques for cash entitlements due under the Scheme will be despatched as soon as possible after the Effective Date, and in any event no later than fourteen days thereafter, to such holders at the addresses appearing in the

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Part 2 Explanatory Statement

register of members of Warner Chilcott as at the Scheme Record Time or, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned or in accordance with any special instructions regarding communications. All documents sent through the post will be sent at the risk of the person(s) entitled thereto.

Warner Chilcott Shares held in uncertificated form through CREST

As soon as possible after the Effective Date, and in any event no later than fourteen days thereafter, Warner Chilcott Shareholders who hold their Warner Chilcott Shares in CREST will have their cash entitlements paid by Waren procuring the creation of an assured payment obligation in favour of the Warner Chilcott Shareholders’ payment bank in respect of the amount due, in accordance with CREST assured payment arrangements.

As from the Scheme Record Time, each holding of Warner Chilcott Shares credited to any stock account in CREST will be disabled.

Waren reserves the right to pay any cash consideration to any Warner Chilcott Shareholders holding Warner Chilcott Shares in CREST in the manner referred to in the above paragraph “Warner Chilcott Shares held in certificated form” if, for reasons outside its reasonable control, Waren is not able to effect settlement in accordance with this paragraph.

Warner Chilcott ADSs

Holders of Warner Chilcott ADSs will be required to surrender their Warner Chilcott ADSs in order to receive their entitlement under the Scheme. Following the Scheme becoming effective, The Bank of New York, as Depositary, will mail a notice to registered holders of Warner Chilcott ADSs regarding the mechanics of the exchange of their existing Warner Chilcott ADSs. Instructions for the exchange of Warner Chilcott ADS certificates will be set out in the letter of transmittal enclosed with this document. If you hold your Warner Chilcott ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Warner Chilcott ADSs for completion of the exchange.

Cancellation of listing

Application will be made to the UKLA for the listing of the Warner Chilcott Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities. The last day of dealings in Warner Chilcott Shares on the London Stock Exchange is expected to be 4th January, 2005 (being the Business Day immediately prior to the Effective Date).

Application will also be made to the Irish Stock Exchange for the listing of the Warner Chilcott Shares on the Irish Official List to be cancelled and for such shares to cease to be admitted to trading on its market for listed securities. The last day of dealings in Warner Chilcott Shares on the Irish Stock Exchange is expected to be 4th January, 2005 (being the Business Day immediately prior to the Effective Date).

Application will be made for the listing of Warner Chilcott ADSs on NASDAQ to be cancelled and for the ADSs to cease to be admitted to trading on its market for listed securities. In addition, Warner Chilcott intends to terminate the Deposit Agreement through which the ADS programme is operated.

Share certificates and transfers of Warner Chilcott Shares

On the Effective Date, share certificates for Warner Chilcott Shares will cease to be valid and should be destroyed by the relevant Warner Chilcott Shareholder or returned to the Company. In addition, CRESTCo will be instructed to cancel entitlements to Warner Chilcott Shares held within the CREST system. You should note that, based on the expected timetable set out on page 8 of this document, the last date for registration of transfers of Warner Chilcott Shares is expected to be 4th January, 2005. No transfers of Warner Chilcott Shares (other than transfers to Waren) will be registered after this time. This paragraph does not apply to any Excluded Warner Chilcott Shares.

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Part 2 Explanatory Statement

American Depositary Receipts and transfers of Warner Chilcott ADSs

On the Effective Date, the Scheme Shares underlying the Warner Chilcott ADSs will be cancelled, and the American Depositary Receipts evidencing the Warner Chilcott ADSs will be required to be surrendered to the Depositary in order for the holder thereof to receive the entitlement under the Scheme. You should note that, based on the expected timetable set out on page 8 of this document, the last date for registration of transfers of Warner Chilcott ADSs is expected to be 4th January, 2005. No transfers of Warner Chilcott ADSs will be registered after this time.

14. Conditions to the implementation of the Scheme and the Acquisition

The Scheme and the Acquisition will only be implemented if all of the Conditions have been satisfied or, if capable of waiver, waived. The Conditions include:

(a) the approval of the Scheme by the requisite majority of Warner Chilcott Shareholders at the Court Meeting;

(b) the special resolution required to implement the Scheme being duly passed at the Extraordinary General Meeting; and

(c)

the sanction by the Court of the Scheme and the confirmation by the Court of the Capital Reduction, the delivery to the Northern Ireland Companies Registry of an office copy of the Court Order, and, in respect of the Capital Reduction, that order being registered by the Northern Ireland Companies Registry.

The Conditions are set out in full in Appendix 1 (Conditions to the implementation of the Scheme and the Acquisition).

15. Alternative means of implementing the Acquisition

Waren has reserved the right, in accordance with and subject to the conditions of the Implementation Agreement, to elect to implement the Acquisition by way of a takeover offer in which case additional documents will be despatched to Warner Chilcott Shareholders. In such event, such offer will be implemented on equivalent terms (subject to appropriate amendments including, without limitation, an acceptance condition set at ninety per cent. of the shares to which such offer relates), so far as applicable, as those that apply to the Scheme.

16. United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current United Kingdom legislation and Inland Revenue practice. They summarise the taxation position of Warner Chilcott Shareholders, if the Acquisition becomes effective, in circumstances where the Warner Chilcott Shareholders are resident or ordinarily resident in the United Kingdom for tax purposes and hold their Warner Chilcott Shares beneficially as an investment.

Taxation of chargeable gains

Liability to UK taxation of chargeable gains will depend on a Warner Chilcott Shareholder’s circumstances.

The receipt by a Warner Chilcott Shareholder of cash under the Scheme will constitute a disposal of the relevant Warner Chilcott Shares for the purpose of UK taxation of chargeable gains. Such a disposal may give rise to a liability to UK tax on chargeable gains depending on the Warner Chilcott Shareholder’s circumstances (including the availability of exemptions or allowable losses).

Stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or SDRT will be payable by Warner Chilcott Shareholders under the Scheme.

The above paragraphs are general in character and not exhaustive. If you are in any doubt as to your taxation position you should consult an appropriate professional adviser without delay.

22

Part 2 Explanatory Statement

17. United States taxation

The following summary describes certain US federal income tax consequences of the Acquisition. This summary addresses only US federal income tax consequences to those persons that hold Warner Chilcott Securities as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision concerning the Acquisition. In particular, this summary does not address tax considerations applicable to those persons that may be subject to special tax rules including, without limitation, the following: (a) financial institutions, including “financial services entities”; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that hold Warner Chilcott Securities as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US Dollar; (g) persons that own (or are deemed to own) ten per cent. or more (by voting power) of Warner Chilcott’s share capital; (h) regulated investment companies; (i) persons who have received or receive Warner Chilcott Securities as compensation for services or upon exercise of options; and (j) partnerships or other pass-through entities or persons that hold Warner Chilcott Securities through partnerships or other pass-through entities. This summary does not address alternative minimum tax consequences, non-US, US state and local or other tax consequences. Further, this summary does not address any tax consequences applicable to holders of equity interests in a holder of Warner Chilcott Securities.

This summary is based on the US Internal Revenue Code of 1986, as amended (the Revenue Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case, as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary of US federal income tax consequences, set out below, is for information purposes only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances; nor does it discuss special tax provisions that may apply to you if you relinquished US citizenship or residence. Each holder of Warner Chilcott Securities should consult its own tax adviser with respect to the US federal, estate, state, local, gift and other tax consequences of the Acquisition.

For purposes of this summary, a US Holder is a beneficial owner of Warner Chilcott Securities that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a United States person. If a partnership holds Warner Chilcott Securities, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Warner Chilcott Securities should consult their own tax advisers. A Non-US Holder is a beneficial owner of Warner Chilcott Securities that is, for US federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign estate or a foreign trust.

If you are an individual, you may be deemed to be a resident alien, as opposed to a non-resident alien, by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are generally counted. Resident aliens are subject to US federal income tax as if they were US citizens.

The following summary assumes that Warner Chilcott is not a “controlled foreign corporation”, as that term is defined in section 957(a) of the Revenue Code, or a “foreign personal holding company”, as that term is defined in section 552 of the Revenue Code. Warner Chilcott believes, and this discussion

23

Part 2 Explanatory Statement

assumes, that it is not a “passive foreign investment company”, as that term is defined in section 1297 of the Revenue Code.

Exchange of Warner Chilcott Securities pursuant to the Acquisition

The exchange of Warner Chilcott Securities for consideration pursuant to the Acquisition will be taxable as a sale or exchange for US federal income tax purposes. Accordingly, a US Holder will generally recognise a gain or loss for US federal income tax purposes of an amount equal to the difference between the US Dollar value of the consideration that it receives in exchange for its Warner Chilcott Securities pursuant to the Acquisition and the US Holder’s tax basis in such Warner Chilcott Securities. Such gain or loss will be a capital gain or loss and will be a long-term capital gain (which may be taxable at a reduced rate for individuals, trusts and estates) if the Warner Chilcott Securities were held for more than one year. Any such gain or loss will generally be treated as a gain or loss from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder’s initial tax basis in its Warner Chilcott Securities will generally be the US Dollar value of the pounds Sterling-denominated purchase price determined on the date of purchase. A cash basis US Holder, or, if it elects, an accrual basis US Holder, will determine the Dollar value of the cost of such Warner Chilcott Securities by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

A US Holder that is entitled to receive pounds Sterling in exchange for Warner Chilcott Shares pursuant to the Acquisition will realise an amount equal to the US Dollar value of those pounds Sterling on the Effective Date (or in the case of cash basis and electing accrual basis holders, the US Dollar value of those pounds Sterling on the settlement date). If a US Holder receives pounds Sterling in exchange for Warner Chilcott Shares pursuant to the Acquisition, any gain or loss recognised on the subsequent sale, conversion or disposition of such pounds Sterling will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such pounds Sterling are converted into US Dollars on the date received by the US Holder, the US Holder generally should not recognise any gain or loss on such conversion.

Subject to the discussion below under “Backup withholding and information reporting”, a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of Warner Chilcott Securities unless: (a) that gain is (or is treated as) effectively connected with the conduct by that Non-US Holder of a trade or business within the United States and, where a tax treaty applies, is attributable to a US permanent establishment of that Non-US Holder (and, in which case, if that Non-US Holder is a foreign corporation, it may also be subject to a branch profits tax at a 30 per cent. rate or a lower treaty rate, if applicable); or (b) in the case of any gain realised by an individual Non-US Holder, that Non-US Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments to US Holders of proceeds of a sale or exchange of Warner Chilcott Securities. Waren, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US Holder fails: (a) to furnish the US Holder’s taxpayer identification number; (b) to certify that such US Holder is not subject to backup withholding; or (c) otherwise to comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, amongst others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders may be required to comply with applicable certification procedures to establish that they are not US Holders, in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be refunded or claimed as a credit against such US Holder’s US federal income tax liability, provided that the required information is furnished on a timely basis to the Internal Revenue Service.

24

Part 2 Explanatory Statement

Holders of Warner Chilcott Securities should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

18. Republic of Ireland taxation

The following paragraphs summarise the primary Irish taxation consequences of the Acquisition becoming effective and are intended only as a general guide to certain aspects of current Irish tax law and the Irish Revenue Commissioners’ practice as of the date of this document. They do not constitute tax advice. They are of a general nature and relate only to the position of Irish resident and ordinarily resident beneficial owners of Warner Chilcott Shares who hold their Warner Chilcott Shares beneficially as an investment. In particular, these comments do not address the position of certain classes of Warner Chilcott Shareholders, including dealers in securities.

Irish resident Warner Chilcott Shareholders that are in any doubt as to their tax position should consult an appropriate professional adviser.

Capital gains tax

Liability to Irish capital gains tax at 20 per cent. will depend on the particular circumstances of each Warner Chilcott Shareholder.

The receipt by a Warner Chilcott Shareholder of cash under the Scheme will constitute a disposal of the relevant Warner Chilcott Shares held by such Warner Chilcott Shareholder for the purposes of Irish capital gains tax. The capital gain or loss on the disposal of such Warner Chilcott Shares will be calculated by reference to the difference between the sale price and the acquisition cost of Warner Chilcott Shares as adjusted for any applicable inflation relief. Where the disposal proceeds are received in pounds Sterling, they will be translated into the Euro equivalent amount to determine the amount of any chargeable gain or loss. The calculation of the capital gain and resulting tax liability will be subject to the applicability of any reliefs and/or allowances that may be available.

Stamp duty

No Irish stamp duty will be payable by Warner Chilcott Shareholders pursuant to the Scheme.

19. Overseas shareholders

As regards persons resident in, or citizens of jurisdictions outside the United Kingdom (overseas shareholders), the Acquisition may be affected by the laws of the relevant jurisdictions. Overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with Northern Irish law, the Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of Northern Ireland. Overseas shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme to their particular circumstances.

25

Part 2 Explanatory Statement

20. Action to be taken

Warner Chilcott Shareholders

You will find enclosed with this document:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a pink Form of Proxy for use in respect of the Extraordinary General Meeting; and

•	a reply-paid envelope for use in the United Kingdom.

Whether or not you intend to attend either or both of the Court Meeting and the Extraordinary General Meeting, please complete and sign both of the enclosed Forms of Proxy and return them in accordance with the instructions printed on them as soon as possible, and in any event so as to be received by the Registrars, Computershare Investor Services PLC at P.O. Box 1075, Bristol BS99 3FA, United Kingdom by 9.00 a.m. on 8th December, 2004 in respect of the Court Meeting and by 9.05 a.m. on 8th December, 2004 in respect of the Extraordinary General Meeting (being at least 48 hours before the time fixed for the relevant meeting or any adjournment or postponement thereof). You may also lodge the Forms of Proxy by fax with the Registrars by faxing the completed Forms of Proxy to 0870 703 6116 (or, if you are outside the United Kingdom, to +44 870 703 6116) at least 48 hours before the time fixed for the relevant Meeting or any adjournment or postponement thereof provided the original Forms of Proxy are lodged with the Registrars at least 24 hours before such time.

If the blue Form of Proxy for use at the Court Meeting is not lodged by the time set out above, it may be handed to the Registrars on behalf of the chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the pink Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment or postponement thereof (or at least 48 hours before such time by fax with the original lodged at least 24 hours before such time), it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either of the Meetings, or any adjournment or postponement thereof, if you wish to do so.

If you are a Warner Chilcott Shareholder and you have any questions relating to this document or the completion and return of the Forms of Proxy, please telephone our shareholder helpline on 0870 702 0000 (or, if you are calling from outside the United Kingdom, on +44 870 702 0000) between 8.00 a.m. and 5.30 p.m. Monday to Friday, until 10th December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

Holders of Warner Chilcott ADSs

You will find enclosed with this document:

•	a white ADS Voting Instruction Card for use in respect of the Court Meeting and the Extraordinary General Meeting; and

•	a reply-paid envelope for use in the United States.

Please complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed reply-paid envelope (for use in the United States only) in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by The Bank of New York at P.O. Box 11230, Church Street Station, New York, NY 10203-0230, United States by 5.00 p.m. (New York time) on 3rd December, 2004. If you hold your ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Warner Chilcott ADSs if you wish to vote.

If you are a registered holder of Warner Chilcott ADSs and you have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact The Bank

26

Part 2 Explanatory Statement

of New York, on telephone number 1-888-269-2377 (or, if you are calling from outside of the United States, on telephone number +1-610-382-7836) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday, until 2nd December, 2004. Please note that calls to the helpline may be monitored or recorded and that the helpline cannot provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Warner Chilcott Shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy or your ADS Voting Instruction Card (as appropriate) as soon as possible and in any event by the dates set out above. The completion and return of the Forms of Proxy will not prevent Warner Chilcott Shareholders from attending and voting in person at the Court Meeting or Extraordinary General Meeting, or any adjournment or postponement thereof, if they so wish. If you are a holder of Warner Chilcott ADSs, you may only vote in person at the Meetings if you become a registered holder of Warner Chilcott Shares by arranging for the surrender of your Warner Chilcott ADSs in accordance with the terms and conditions of the Deposit Agreement. If you wish to obtain further information on surrendering your Warner Chilcott ADSs, please contact the Depositary on telephone number 1-888-269-2377 (or, if you are calling from outside the United States, on telephone number +1-610-382-7836). Alternatively, you are strongly urged to complete the ADS Voting Instruction Card to instruct the Depositary as to how to vote the Warner Chilcott Shares represented by your Warner Chilcott ADSs.

21. Further information

The terms of the Scheme are set out in full in Part 3 (The scheme of arrangement). Particulars of documents available for inspection are given in section 11 of Appendix 5 (Additional information). Your attention is also drawn to the further information contained in the other Appendices which form part of this Explanatory Statement.

Yours faithfully,

Simon A. Borrows	Justin Jones
President	Director, Corporate Finance
For and on behalf of Greenhill & Co. International LLP	For and on behalf of Hoare Govett Limited

27

Part 3 The Scheme of Arrangement

PART 3

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	No. 3979 of 2004
IN NORTHERN IRELAND
CHANCERY DIVISION
MR JUSTICE WEIR

IN THE MATTER OF
WARNER CHILCOTT PLC

AND IN THE MATTER OF
THE COMPANIES (NORTHERN IRELAND) ORDER 1986

SCHEME OF ARRANGEMENT

(under article 418 of The Companies (Northern Ireland) Order 1986)

between

WARNER CHILCOTT PLC

and

THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

28

Part 3 The Scheme of Arrangement

Section 1

Preliminary

(A)	In this Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

	Bidder	means Waren Acquisition Limited;

	Business Day	means a day (other than a Saturday or Sunday) on which banks are open for business in London, Belfast and New York (other than solely for settlement and trading in Euro);

	Cash Consideration	means the cash amount to which each holder of Scheme Shares is entitled pursuant to clause 2 of section 2 of this Scheme;

	Companies Order	means The Companies (Northern Ireland) Order 1986, as amended;

	Court	means the High Court of Justice in Northern Ireland or the Court of Appeal in Northern Ireland, as the case may be;

Court Meeting

means the meeting of the Scheme Shareholders as convened by order of the Court under article 418 of the Companies Order for the purposes of considering and, if thought fit, approving the Scheme, including any adjournment or postponement of that meeting;

Court Order

means the order of the Court sanctioning the Scheme under article 418 of the Companies Order and confirming the reduction of capital provided for by the Scheme under article 147 of the Companies Order;

	CREST	means the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

	CRESTCo	means CRESTCo Limited;

	CREST Regulations	means the Uncertificated Securities Regulations 2001;

	Effective Date	means the date on which the Scheme becomes effective in accordance with its terms;

	Excluded Warner Chilcott Shares	means Warner Chilcott Shares (if any) of which Bidder is the holder;

Extraordinary General Meeting

means the extraordinary general meeting of the members of Warner Chilcott to approve the reduction of capital and certain other matters relating to the Scheme, including any adjournment or postponement of that meeting;

	holder	means a registered holder;

New Warner Chilcott Shares

means the new ordinary shares of 10 pence each in the capital of Warner Chilcott to be created in accordance with sub-clause 1(b)(i) of section 2 of this Scheme and to be issued by Warner Chilcott to Bidder following the cancellation of the Scheme Shares pursuant to the Scheme;

	Panel	means The Panel on Takeovers and Mergers of the United Kingdom;

29

Part 3 The Scheme of Arrangement

	Scheme	means this scheme of arrangement subject to any modification, addition or condition approved or imposed by the Court;

	Scheme Record Time	means 6.00 p.m. on the Business Day immediately prior to the Effective Date;

	Scheme Shareholders	means holders of Scheme Shares;

	Scheme Shares	means Warner Chilcott Shares (including all Warner Chilcott Shares the ownership of which is represented by Warner Chilcott ADSs but excluding the Excluded Warner Chilcott Shares):

(i) in issue at the date of this document;

(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)

(if any) issued at or after the Voting Record Time and prior to the confirmation by the Court of the reduction of capital provided for by the Scheme on terms that the holder thereof or any subsequent holder shall be bound by the Scheme or in respect of which the holder thereof or any subsequent holder shall have agreed in writing to be bound by the Scheme;

	UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

Voting Record Time

means 6.00 p.m. on the day two days preceding the date of the Court Meeting or, in the case of an adjournment or postponement of the Court Meeting, 6.00 p.m. on the day two days preceding the date of the adjourned or postponed Court Meeting;

	Warner Chilcott	means Warner Chilcott PLC;

	Warner Chilcott ADSs	means American Depositary Shares of Warner Chilcott each representing four Warner Chilcott Shares;

	Warner Chilcott Shares	means the ordinary shares of 10 pence each in the capital of Warner Chilcott; and

	£, Sterling, pence and p	means the lawful currency of the United Kingdom.

(B)	All references to times in this Scheme are references to Belfast time unless otherwise specified.

(C)

Warner Chilcott was incorporated on 23rd August, 1991 under the Companies Order. The authorised share capital of Warner Chilcott as at close of business on 15th November, 2004 was £25,000,000 divided into 250,000,000 ordinary shares of 10 pence each, of which 187,454,227 were in issue and fully paid up or credited as fully paid, and the remainder were unissued. As at close of business on 15th November, 2004, Bidder held no such shares.

(D)

Bidder was incorporated on 25th October, 2004 under the Companies Act 1985. The authorised share capital of Bidder as at close of business on 15th November, 2004 was £1,000 divided into 1,000 ordinary shares of £1 each, of which two were in issue and fully paid up or credited as fully paid, and the remainder were unissued.

(E)	Bidder has agreed to appear by counsel on the hearing of the petition to sanction the Scheme, to consent to the Scheme and to undertake to the Court to be bound thereby.

(F)

The purpose of the Scheme is to provide for the cancellation of the Scheme Shares and the issue of New Warner Chilcott Shares to Bidder in consideration of the payment of the Cash Consideration to Scheme Shareholders on the register of members of Warner Chilcott at the Scheme Record Time.

30

Part 3 The Scheme of Arrangement

Section 2

The Scheme

1. Cancellation of the Scheme Shares

(a)	The share capital of Warner Chilcott shall be reduced by cancelling the Scheme Shares.

(b)	Forthwith and contingently upon the reduction of capital referred to in sub-clause 1(a) taking effect:

(i)

the authorised share capital of Warner Chilcott shall be increased to its former amount by the creation of such number of New Warner Chilcott Shares as is equal to the aggregate number of Scheme Shares cancelled pursuant to sub-clause 1(a) and having the same rights as the Scheme Shares so cancelled; and

(ii)

the reserve arising in the books of account of Warner Chilcott as a result of the reduction of capital referred to in sub-clause 1(a) shall be applied by Warner Chilcott in paying up in full and at par the New Warner Chilcott Shares created pursuant to sub-clause 1(b)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever), credited as fully paid, to Bidder.

2. Consideration for the cancellation of the Scheme Shares

In consideration of the cancellation of the Scheme Shares pursuant to sub-clause 1(a) on terms that the reserve arising on such cancellation shall be applied in paying up the New Warner Chilcott Shares to be issued to Bidder (or any person acting on behalf of Bidder) as provided for in sub-clause 1(b), Bidder (or any person acting on behalf of Bidder) shall pay to each holder of Scheme Shares on the register of members of Warner Chilcott at the Scheme Record Time the sum of 862 pence in cash in respect of each such Scheme Share then held by such person.

3. Payment of Cash Consideration

(a)

As soon as practicable after the Effective Date and, in any event, no later than fourteen days from the Effective Date, Bidder shall deliver, or procure the delivery of, the Cash Consideration to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clauses 3(b) and 3(c).

(b)

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of the Cash Consideration to which that Scheme Shareholder is entitled shall be despatched either:

	(i)	by first class post, by cheque; or

	(ii)	by such other method as may be approved by the Panel.

All cheques shall be in Sterling drawn on a UK clearing bank. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name appears first in the register of members of Warner Chilcott in respect of the joint holding concerned. The encashment of any such cheque as is referred to in this sub-clause shall be a complete discharge for the monies represented thereby.

(c)

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in CREST, settlement of the Cash Consideration to which that Scheme Shareholder is entitled shall be effected by means of CREST by Bidder procuring the creation of an assured payment obligation in favour of that Scheme Shareholder’s payment bank in respect of the Cash Consideration due in accordance with the CREST assured payment arrangements. Bidder reserves the right to pay any Cash Consideration referred to in this sub-clause 3(c) to all or any Scheme Shareholders who hold Scheme Shares in CREST at the Scheme Record Time in the manner referred to in sub-clause 3(b) if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-clause 3(c).

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Part 3 The Scheme of Arrangement

4. General

(a)

All deliveries of notices and cheques required to be made pursuant to this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members of Warner Chilcott at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name appears first in that register in respect of that joint holding at that time) or to such other addresses (if any) as such persons may respectively direct in writing. Neither Warner Chilcott nor Bidder shall be responsible for any loss or delay in the transmission of any such notices or cheques sent in accordance with this sub-clause which shall be sent at the risk of the addressee.

(b)

As from the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be of value and every holder of such shares shall be bound on the request of Warner Chilcott to deliver up to Warner Chilcott the certificate(s) for such shares for cancellation. In addition, in respect of those Scheme Shareholders holding their Scheme Shares in CREST, CRESTCo will be instructed to cancel such Scheme Shareholders’ entitlements to Scheme Shares.

5. Operation of the Scheme

The Scheme shall become effective as soon as an office copy of the Court Order sanctioning the Scheme under article 418 of the Companies Order and confirming under article 147 of the Companies Order the reduction of capital provided for by this Scheme shall have been duly delivered to the Registrar of Companies of Northern Ireland for registration and, in relation to the reduction of capital, so registered by him.

6. Lapse

Unless the Scheme shall become effective on or before 27th March, 2005 or such later date, if any, as Warner Chilcott and Bidder may agree and the Court may allow, this Scheme shall never become effective.

7. Modification

Warner Chilcott and Bidder may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may approve or impose.

17th November, 2004

32

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

APPENDIX 1

CONDITIONS TO THE IMPLEMENTATION OF
THE SCHEME AND THE ACQUISITION

1.	The Scheme is subject to the following Conditions:

(a)

approval of the Scheme by a majority in number, representing three-fourths or more in value of the holders of Warner Chilcott Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment or postponement thereof;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting; and

(c)

the sanction (with or without modifications) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Northern Ireland Companies Registry and, in relation to the reduction of capital, being registered, in each case, on or prior to 27th March, 2005 or such later date as Waren may, with the consent of the Panel, decide.

2.

Waren and Warner Chilcott have agreed that, subject to paragraph 3 below, an office copy of the Court Order sanctioning the Scheme and confirming the reduction of capital will be delivered to the Northern Ireland Companies Registry, thereby making the Scheme effective, only if the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(a)	(i)	in so far as the Acquisition or any aspect thereof constitutes a concentration with a community dimension within the scope of Council Regulation (EC) 139/2004 (the Regulation):

		(A)	it being established, in terms reasonably satisfactory to Waren, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation;

(B)

if the European Commission makes a referral to the competent authority or authorities of a European Union Member State or Member States (other than the United Kingdom) under Article 9 of the Regulation in connection with the proposed acquisition of Warner Chilcott by Waren or any matter arising from the Acquisition, it being established, in terms reasonably satisfactory to Waren, that the proposed Acquisition or any matter arising from the proposed Acquisition will be allowed to proceed in the Member State or Member States concerned; and

(C)

if the European Commission makes a referral to the competent authority or authorities of the United Kingdom under Article 9 of the Regulation in connection with the proposed Acquisition or any matter arising from the Acquisition, it being established, in terms reasonably satisfactory to Waren, that the proposed Acquisition will not be referred to the UK Competition Commission; and

(ii)

in so far as the Acquisition or any aspect thereof does not constitute a concentration with a community dimension within the scope of the Regulation, it being established, in terms reasonably satisfactory to Waren, that the Acquisition or any matters arising from the Acquisition will not be referred to the UK Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22 of the Regulation and is accepted by the European Commission, then this Condition 2(a)(ii) shall be deemed satisfied, if:

		(A)	it is established, in terms reasonably satisfactory to Waren, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation; and

33

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

(B)

to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of Warner Chilcott by Waren, it is established, in terms reasonably satisfactory to Waren, that the proposed acquisition of Warner Chilcott by Waren or any matter arising from that acquisition will not be referred to the UK Competition Commission;

(b)

all necessary filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the Acquisition and the proposed acquisition of control of Warner Chilcott by Waren;

(c)

no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a Relevant Authority) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:

(i)

make the Acquisition, the Scheme, the reduction of capital or the acquisition by Waren of any shares in, or control of, Warner Chilcott void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of the same, or impose material additional conditions or obligations with respect thereto or otherwise challenge or interfere therewith; or

	(ii)	require, prevent or materially delay the divestiture by any member of the Wider Waren Group of any shares or other securities in any member of the Warner Chilcott Group; or

(iii)

require, prevent or materially delay the divestiture (or materially alter the terms of any proposed divestiture) by any member of the Wider Waren Group or the Wider Warner Chilcott Group of all or any substantial part of their respective businesses, assets, shares, securities or properties or impose any material limitation on their ability to conduct all or any substantial part of their respective businesses and to own any of their respective assets or properties; or

(iv)

impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Waren Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Warner Chilcott Group or on the ability of any member of the Wider Warner Chilcott Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Warner Chilcott Group; or

(v)

adversely affect the business assets, profits or prospects of any member of the Wider Warner Chilcott Group to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole; or

(vi)

other than in the implementation of the Acquisition, require any member of the Wider Waren Group or of the Wider Warner Chilcott Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Warner Chilcott Group or any member of the Wider Waren Group owned by any third party where such acquisition would be material in the context of the Wider Warner Chilcott Group taken as a whole or, as the case may be, the Wider Waren Group taken as a whole; or

(vii)

impose any material limitation on the ability of any member of the Wider Waren Group or the Wider Warner Chilcott Group to integrate or co-ordinate its business, or any substantial part of it, with the businesses or any part of the businesses of any other member of the Wider Waren Group and/or the Wider Warner Chilcott Group; or

34

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

(viii)

result in any member of the Wider Warner Chilcott Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole; or

	(ix)	otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Warner Chilcott Group,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(d)

all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Acquisition or the Scheme and the acquisition by Waren of any shares in, or control of, Warner Chilcott and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) reasonably deemed necessary in any jurisdiction for or in respect of the Acquisition and the proposed acquisition by Waren of any shares in, or control of, Warner Chilcott being obtained in terms and in a form reasonably satisfactory to Waren from appropriate Relevant Authorities (in each case where the absence of such authorisation would have a material adverse effect on the Wider Warner Chilcott Group taken as a whole) and such authorisations together with all authorisations necessary for any member of the Wider Warner Chilcott Group to carry on its business (where such business is material in the context of the Wider Warner Chilcott Group taken as a whole) remaining in full force and effect and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e)

save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group before 27th October, 2004 there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Warner Chilcott Group is a party or by or to which any such member or any substantial part of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Acquisition, the Scheme or the acquisition by Waren of any shares or other securities in, or change in the control or management of, Warner Chilcott would or might reasonably be expected to (to an extent which is materially adverse in the context of the Wider Warner Chilcott Group taken as a whole) result in:

(i)

any amount of moneys borrowed by or any other indebtedness (actual or contingent) of any such member becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow any monies or incur indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited; or

	(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member; or

(iii)

any assets or interest of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business; or

(iv)

any such member ceasing to be able to carry on business under any name under which it presently does so, where such a result would be material in the context of the Wider Warner Chilcott Group taken as a whole; or

(v)

any such agreement, arrangement, licence or other instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or any onerous obligation arising or any action being taken or arising thereunder, in each case to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole; or

35

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

(vi)

the rights, liabilities, obligations or interests of any such member in, or the business of any such member with any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected, in each case to an extent which is material in the context of the Wider Warner Chilcott Group, taken as a whole; or

(vii)

the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected, in each case to an extent which is material in the context of the Wider Warner Chilcott Group, taken as a whole; or

	(viii)	the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any such agreement, arrangement, licence or other instrument, would result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (e) in any case where such result would be material in the context of the Wider Warner Chilcott Group taken as a whole;

(f)

save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to 27th October, 2004 or except as disclosed in the annual report and accounts of Warner Chilcott for the year ended 30th September, 2003 or the interim financial statements of Warner Chilcott for the twelve month financial period ended 30th September, 2004 or as publicly announced to a Regulatory Information Service by or on behalf of Warner Chilcott before 27th October, 2004, no member of the Wider Warner Chilcott Group having since 30th September, 2003:

(i)

issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between Warner Chilcott and wholly-owned subsidiaries of Warner Chilcott or upon the exercise of rights to subscribe for Warner Chilcott Shares pursuant to options granted under the Warner Chilcott Share Option Schemes; or

	(ii)	recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Warner Chilcott; or

(iii)

save for intra-Warner Chilcott Group transactions, implemented or authorised any merger or demerger or (other than in the ordinary course of business and provided not material) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any material asset or any right, title or interest in any such asset; or

(iv)

other than in the implementation of the Acquisition and/or the Scheme, implemented or authorised any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement (other than in the ordinary course of business); or

(v)

other than in the implementation of the Acquisition and/or the Scheme, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or (save for the matters referred to in paragraph (f) of this Condition) made or authorised any other change in its share capital; or

(vi)

made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between Warner Chilcott and wholly-owned subsidiaries of Warner Chilcott) incurred or increased any material indebtedness or become subject to any material contingent liability; or

(vii)

entered into, varied or terminated, or authorised the entry into, variation or termination of, any material contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider Warner Chilcott Group, taken as a whole; or

36

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

	(viii)	entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Warner Chilcott Group or the Wider Waren Group; or

(ix)

other than in respect of a member which is dormant and was solvent at the relevant time, taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any material part of its assets or revenues; or

	(x)	waived, compromised or settled any material claim otherwise than in the ordinary course of business; or

	(xi)	entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Warner Chilcott; or

(xii)

entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(g)

save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to 27th October, 2004, since 30th September, 2003 (except as disclosed in the annual report and accounts of Warner Chilcott for the year ended on 30th September, 2003 or the interim financial statements of Warner Chilcott for the twelve month financial period ended 30th September, 2004 or as publicly announced to a Regulatory Information Service by or on behalf of Warner Chilcott before 27th October, 2004):

(i)

no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Warner Chilcott Group taken as a whole;

(ii)

no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Warner Chilcott Group or to which any member of the Wider Warner Chilcott Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Warner Chilcott Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Warner Chilcott Group which might reasonably be expected to materially adversely affect the Wider Warner Chilcott Group taken as a whole;

	(iii)	no contingent or other liability having arisen which would reasonably be expected to materially adversely affect any member of the Wider Warner Chilcott Group taken as a whole; and

(iv)

no steps having been taken which might reasonably be expected to result in the withdrawal, cancellation, termination or modification of any material licence held by the Wider Warner Chilcott Group which is necessary for the proper carrying on of its business; and

(h)

save as publicly announced in accordance with the Listing Rules by Warner Chilcott or as otherwise fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to 27th October, 2004, Waren not having discovered that:

(i)

any financial, business or other information publicly disclosed at any time by any member of the Wider Warner Chilcott Group is misleading in a material respect, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in a material respect which in any case is material and adverse to the financial or trading position of the Wider Warner Chilcott Group taken as a whole; or

37

Appendix I Conditions to the Implementation of the Scheme and the Acquisition

	(ii)	any member of the Wider Warner Chilcott Group is subject to any material liability, contingent or otherwise; or

(iii)

any past or present member of the Warner Chilcott Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Warner Chilcott Group and which is material in context of the Wider Warner Chilcott Group taken as a whole; or

(iv)

there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Warner Chilcott Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction and which is material in the context of the Wider Warner Chilcott Group taken as a whole.

For the purposes of these Conditions, save where otherwise indicated, the Wider Warner Chilcott Group means Warner Chilcott and its subsidiary undertakings and any other undertaking in which Warner Chilcott and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest and the Wider Waren Group means Waren and its subsidiary undertakings and any other undertaking in which Waren and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest and for these purposes, subsidiary undertaking has the meaning given by article 266 of the Companies Order and significant interest means a direct or indirect interest in 20 per cent. or more of the called-up share capital (as defined in article 5 of the Companies Order).

3.

Waren reserves the right, in accordance with the Implementation Agreement, to elect to implement the Acquisition by way of a takeover offer in which case additional documents will be despatched to Warner Chilcott Shareholders. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. of the shares to which such offer relates), so far as applicable, as those would apply to the Scheme.

4.

Waren reserves the right to waive all or any conditions of Condition 2, except for the conditions contained in paragraphs (a) and (b), in whole or in part. The conditions contained in paragraphs (a), (b) and (c) of Condition 1 cannot be waived. The Scheme will not become effective unless all Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Waren to be or remain satisfied by no later than 27th March, 2005, or such later date as Waren may, with the consent of the Panel, decide, provided that, in the event that Waren elects in accordance with the provisions of the Implementation Agreement to implement the Acquisition by way of an offer, Waren shall be under no obligation to waive or treat as fulfilled any of the conditions contained in Condition 2 by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

5.

If Waren is required by the Panel to make an offer for any Warner Chilcott Shares under Rule 9 of the Code, Waren may make such alterations to the above Conditions as are necessary to comply with that Rule.

38

Appendix 2 Financial Information on the Warner Chilcott Group

APPENDIX 2

FINANCIAL INFORMATION ON THE WARNER CHILCOTT GROUP

The information set out in section 1 of this Appendix has been extracted, without material adjustment, from the text of the unaudited consolidated interim results of the Warner Chilcott Group for the twelve month financial period ended 30th September, 2004.

The information set out in section 2 of this Appendix has been extracted, without material adjustment, from the text of the audited UK GAAP consolidated statutory accounts of the Warner Chilcott Group for the three years ended 30th September, 2003.

The information set out in section 3 of this Appendix has been extracted, without material adjustment, from the text of the audited US GAAP financial statements of the Warner Chilcott Group for the three years ended 30th September, 2003, included in its 20-F filings with the SEC.

In sections 1, 2 and 3 of this Appendix, Company means Warner Chilcott PLC and Group means the Company and its subsidiary undertakings.

The financial information contained in this Appendix does not constitute statutory accounts within the meaning of article 248 of the Companies Order. The consolidated statutory accounts of Warner Chilcott for each of the three years ended 30th September, 2003 have been delivered to the Northern Ireland Companies Registry pursuant to article 250 of the Companies Order. The auditor’s reports on the consolidated statutory accounts for each of the three years ended 30th September, 2003 were unqualified and did not contain a statement under article 245(2) or 245(3) of the Companies Order.

Section 4 of this Appendix contains information in respect of certain earnings guidance given by the Company.

39

Appendix 2 Financial Information on the Warner Chilcott Group

Section 1: Financial information for the twelve month financial period ended 30th September, 2004

Financial Highlights for the Quarter and Twelve Months ended 30th September, 2004

	Note	YTD 30 Sept 2004	YTD 30 Sept 2003	Change (%)	QE 30 Sept 2004	QE 30 Sept 2003	Change (%)

Revenues ($’M)
– Continuing		464.0	326.6	42%	125.1	103.6	21%
– Discontinued	3	58.9	105.7	(44)%	—	35.1	N/A
– Total		522.9	432.3	21%	125.1	138.7	(10)%
Operating Profit ($’M)	1
– Continuing		242.7	136.9	77%	66.2	45.5	45%
– Discontinued	3	29.4	50.1	(41)%	—	20.0	N/A
– Total		272.1	187.0	46%	66.2	65.5	1%
Adjusted Earnings per Share (Cents)	1
– Continuing		98.9	63.4	56%	26.9	20.6	31%
– Discontinued	3	13.1	21.8	(40)%	—	9.0	N/A
– Total		112.0	85.2	31%	26.9	29.6	(9)%
Statutory Operating Profit ($’M)	2	189.9	124.9	52%	43.6	45.5	(4)%
Statutory Earnings per Share (Cents)	2	71.9	51.2	40%	14.6	18.5	(21)%

1.	Operating profit and adjusted earnings per share, which are the primary performance measures used by management, are presented before amortisation of intangibles and goodwill and exceptional items.

2.

Statutory operating profit is shown after amortisation of intangibles and goodwill and operating exceptional items. Statutory earnings per share is shown after amortisation of intangibles and goodwill and an operating exceptional charge of $3.0 million arising from the Company’s estimate of costs incurred to date associated with the Recommended Offer. A reconciliation of statutory and adjusted items is given in the profit and loss account and Note 2 to the results.

3.	Discontinued operations represent the UK businesses divested in the year and the Loestrin®/Minestrin® products.

•

Revenues for continuing operations in the fourth quarter were $125.1 million, an increase of 21 per cent. over the same quarter last year and $464.0 million for the twelve month period, an increase of 42 per cent. over the same period last year. Continuing operations excludes revenues from the Loestrin®/Minestrin® products, sold in March 2004 and our UK businesses, sold in April 2004.

•

Operating profit from continuing operations for the fourth quarter, before amortisation of goodwill and intangibles, rose to $66.2 million compared to $45.5 million in the same quarter last year, an increase of 45 per cent. Operating profit from continuing operations for the twelve months to 30th September was $242.7 million, an increase of 77 per cent. over the same period last year. Statutory operating profit for the twelve months was $189.9 million compared to $124.9 million in the comparative period, an increase of 52 per cent. Statutory operating profit includes amortization of intangibles and goodwill.

•

Adjusted earnings per ordinary share from continuing operations for the fourth quarter, before amortisation of goodwill and intangible assets and exceptional items, increased to 26.9 cents, up 31 per cent. over the same quarter in the prior year.

•

For the twelve-month period adjusted earnings per share were increased to 112 cents, an increase of 31 per cent. over the same period last year. These increases reflect revenue growth from both existing products and products added to the Company’s portfolio in 2003. Statutory earnings per share for the twelve months increased to 71.9 cents, an increase of 40 per cent. over the comparative period.

40

Appendix 2 Financial Information on the Warner Chilcott Group

•

We generated cash of $72.1 million during the quarter and $249.4 million for the twelve month period. Net debt at 30th September was $5.5 million, compared to a net debt position of $253.3 million a year ago.

Business Highlights for the Quarter

•	Announced that the United States District Court for the Southern District of Indiana has upheld the validity of our patent on Sarafem®. The patent had been challenged by Teva Pharmaceuticals (Teva).

•	Announced that the US Food and Drug Administration (FDA) has approved Femtrace™ tablets. Femtrace™ contains estradiol acetate and is indicated for the relief of the vasomotor symptoms of menopause.

Commentary on the results for the quarter and twelve months ended 30th September, 2004

Sales & Marketing

The Group sustained healthy revenue growth in its continuing pharmaceutical products business, as illustrated in the table below.

	Q4 2004 $M’s	% Growth over prior Year QTR	Q1-Q4 2004 $M’s	% Growth over Q1-Q4 2003
PRODUCTS
Oral Contraception
Ovcon®	18.8	9.2%	71.5	22.1%
Estrostep®	16.3	7.5%	61.7	N/A

HRT
Estrace® Cream	16.0	31.4%	58.1	29.8%
femhrt®	17.5	29.9%	70.5	N/A
Femring®	3.2	425.2%	8.3	N/A
Estrace® Tablets	4.2	17.8%	14.7	(34.7)%

Dermatology
Doryx®	16.6	60.1%	69.5	28.4%

PMDD
Sarafem®	14.2	(37.2)%	59.5	N/A

Other
US & International	10.6	26.5%	41.9	18.5%
Toll Manufacturing	7.7	N/A	8.3	N/A

TOTAL	125.1	20.8%	464.0	42.1%

For the quarter ended 30th September, 2004, product revenues from the Group’s continuing operations were $125.1 million, an increase of 21 per cent. over the same quarter last year.

The above table illustrates the performance of each product. All products that the Company purchased in 2003 were bought before the fourth quarter of FY 2003.

The Group’s two oral contraceptive products Ovcon® and Estrostep® continue to be the primary focus of its salesforce. Revenues for Ovcon® and Estrostep® in the fourth quarter of 2004 have increased 9.2 per cent. and 7.5 per cent., respectively, over the same period last year.

In hormone therapy, the Group’s lead product is femhrt®, the combination product purchased from Pfizer last year. Estrace® cream revenue continues to grow although it is not a promoted product. Next year the Company looks forward to the launch of Femtrace™, its recently approved estradiol acetate product as well

41

Appendix 2 Financial Information on the Warner Chilcott Group

as femhrt® Lo, a low-dose version of femhrt® for which the Company has filed a New Drug Application (NDA).

In dermatology, the Group’s oral antibiotic Doryx® showed good revenue growth. During the quarter the Group recorded revenues of $3 million in co-promotion fees relating to Dovonex®, a product used to treat psoriasis.

Sarafem®, the Group’s product used to treat pre-menstrual dysphoric disorder (PMDD), recorded sales of $14.2 million in the quarter, indicating that the stocking issues of prior quarters appear to be resolving. The Company is pleased to have prevailed in the challenge to the Sarafem® patent in August 2004.

In this quarter the Group recorded revenues of approximately $7.7 million from contract manufacturing activities in its recently acquired facility in Fajardo, Puerto Rico. The Company expect this revenue stream to continue for the next two years as it transitions other products into this facility. The facility also manufactures the Group’s Estrostep® product. The Company is moving ahead with plans to manufacture many of its significant products at Fajardo.

Margins

The gross margin for the quarter was 87 per cent. compared to 85 per cent. in the same quarter last year. The evolution of the Group’s product mix towards higher margin products has contributed to this improvement. The Group’s gross margin improvement continues to benefit from the disposal of its lower margin UK businesses, now completed.

Selling, general and administrative (SG&A) costs were $35.8 million in the quarter, a decrease of 19.4 per cent. over the same quarter last year.

Operating profit from continuing operations before amortisation of goodwill and intangibles, and exceptional bid costs was $66.2 million, an increase of 45 per cent. over the same quarter last year. This represents an operating margin of 53 per cent., compared to 44 per cent. a year ago. The higher operating margin illustrates the efficiency of the business model the Company has adopted, focused on branded products in the US.

Research & Development

Research and development costs were $7.3 million for the quarter ended 30th September, 2004, a decrease of 8 per cent. over the same quarter last year.

Liquidity

At 30th September, 2004 the Group had cash on hand of $186.3 million and net debt of $5.5 million. The business generated cash from operations of $72.1 million during the quarter. During the quarter the Company spent $16.7 million on the repurchase and cancellation of approximately 1.6 million of its own shares.

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Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited results for the period ended 30th September, 2004
Consolidated profit and loss account – UK GAAP

	Unaudited quarter ended 30th September		Unaudited twelve months ended 30th September	Audited year ended 30th September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
Turnover
Continuing operations	125,111	103,597	463,992	326,601
Discontinued operations	—	35,073	58,921	105,661

Total turnover	125,111	138,670	522,913	432,262
Cost of sales	15,870	20,869	72,221	77,152

Gross profit	109,241	117,801	450,692	355,110

Net operating expenses
Selling, general and administrative expenses	35,785	44,406	151,558	139,471
Research and development	7,261	7,890	26,992	28,685
Goodwill amortisation	5,399	5,913	22,531	23,479
Intangibles amortisation	14,225	14,056	56,718	38,530
Exceptional bid costs	3,000	—	3,000	—

Total net operating expenses	65,670	72,265	260,799	230,165

Operating profit
Before amortisation of goodwill and intangibles and exceptional bid costs:
Continuing operations	66,195	45,554	242,713	136,855
Discontinued operations	—	19,951	29,429	50,099

Total before goodwill and intangibles amortisation and exceptional bid costs	66,195	65,505	272,142	186,954
Goodwill amortisation	(5,399)	(5,913)	(22,531)	(23,479)
Intangibles amortisation	(14,225)	(14,056)	(56,718)	(38,530)
Exceptional bid costs	(3,000)	—	(3,000)	—

Total operating profit	43,571	45,536	189,893	124,945
Gain on sale of discontinued operations	—	—	21,331	—
Investment income	757	327	1,772	3,188

Profit on ordinary activities before interest	44,328	45,863	212,996	128,133
Interest payable and similar charges	1,958	4,584	13,090	11,752

Profit on ordinary activities before taxation	42,370	41,279	199,906	116,381
Tax on profit on ordinary activities (inclusive of overseas tax 12 months $58,338k, 2003:$17,082k)	15,614	7,280	67,410	22,345

Profit for the financial period	26,756	33,999	132,496	94,036
Dividends	9,398	7,330	15,293	10,804

Retained profit for the financial period	17,358	26,669	117,203	83,232

Earnings per share (cents)	14.6	18.5	71.9	51.2
Diluted earnings per share (cents)	14.5	18.4	71.1	51.0
Adjusted earnings per share	26.9	29.6	112.0	85.2
Adjusted diluted earnings per share	26.7	29.3	110.7	84.8
Adjusted earnings per share – continuing	26.9	20.6	98.9	63.4
Adjusted diluted earnings per share – continuing	26.7	20.3	97.8	63.2

43

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited results for the period ended 30th September, 2004
Consolidated balance sheet – UK GAAP

	Unaudited 30th September	Audited 30th September
	2004 $’000	2003 $’000
Fixed assets
Intangible assets	1,314,285	1,450,586
Tangible assets	28,133	62,094

	1,342,418	1,512,680

Current assets
Stocks	27,046	32,808
Debtors	64,764	48,866
Cash at bank and in hand	186,251	89,073

	278,061	170,747
Creditors: amounts falling due within one year	233,479	221,027

Net current assets/(liabilities)	44,582	(50,280)

Total assets less current liabilities	1,387,000	1,462,400
Creditors: amounts falling due after more than one year	158,949	334,567
Deferred income	2,545	5,931

Net assets	1,225,506	1,121,902

Capital and reserves
Called up share capital	29,497	29,644
Share premium account	395,811	383,219
Capital redemption reserve	827	323
Merger reserve	457,800	457,800
Profit and loss account	341,571	250,916

Equity shareholders’ funds	1,225,506	1,121,902

44

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited results for the period ended 30th September, 2004
Consolidated cash flow statement – UK GAAP

	Unaudited quarter ended 30th September		Unaudited twelve months ended 30th September	Audited year ended 30th September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Net cash inflow from operating activities	72,132	70,698	249,450	202,822

Returns on investments and servicing of finance
Interest paid	(1,483)	(6,969)	(9,134)	(11,502)
Interest received	757	327	1,772	4,091

	(726)	(6,642)	(7,362)	(7,411)

Taxation
Corporation tax paid	(30,422)	(22,672)	(66,222)	(31,244)

Capital expenditure
Purchase of tangible fixed assets	(370)	(718)	(10,079)	(6,164)
Sale of tangible fixed assets	—	—	—	40
Purchase of intangible fixed assets	(7,200)	(1,586)	(43,168)	(664,229)
Sale of intangible fixed assets	—	—	45,000	—
Government grant received	—	29	398	530

	(7,570)	(2,275)	(7,849)	(669,823)

Acquisitions and disposals
Sale of businesses (net of costs)	(2,445)	—	114,436	(324)

Equity dividends paid	(4,889)	(3,474)	(13,398)	(9,241)

Net cash flow before management of liquid resources and financing	26,080	35,635	269,055	(515,221)

Management of liquid resources
Decrease/(increase) in short term deposits	43,000	13,900	(77,000)	215,400

Financing
Issue of ordinary share capital (net of expenses)	210	240	12,948	536
Purchase of own shares	(16,659)	—	(31,720)	—
Loan notes repaid	—	(2,925)	(48,346)	(2,925)
Loans (repaid)/obtained (net)	(51,666)	(51,518)	(104,523)	294,085
Principal repayment under hire purchase agreements	—	(139)	(236)	(414)

	(68,115)	(54,342)	(171,877)	291,282

Increase/(decrease) in cash in the period	965	(4,807)	20,178	(8,539)

45

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited results for the period ended 30th September, 2004

Notes to results

1 Basis of preparation

The financial information for the quarters ended 30th September, 2004 and 2003, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group’s 30th September, 2003 statutory accounts.

The abridged financial information for the year ended 30th September, 2003 has been extracted from the group’s statutory accounts for that year, which have been filed with the Registrar of Companies in Northern Ireland. The report of the auditors on those accounts was unqualified and did not contain a statement under either article 245(2) or article 245(3) of The Companies (Northern Ireland) Order 1986.

2 Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

The weighted average numbers of shares used in the calculation of earnings per share are as follows:

	Quarter ended 30th September		Twelve months ended 30th September	Year ended 30th September
	2004	2003	2004	2003
	Number	Number	Number	Number

Weighted average number of shares:
Basic	183,712,879	183,580,981	184,362,320	183,574,057
Diluted	185,112,707	185,186,185	186,418,675	184,504,240

	Quarter ended 30th September		Twelve months ended 30th September	Year ended 30th September
	2004 Number	2003 Number	2004 Number	2003 Number
Adjusted earnings per share (cents)
Statutory earnings per ordinary share	14.6	18.5	71.9	51.2

Adjustments:
Goodwill and intangibles amortisation	10.7	10.9	43.0	33.8
Exceptional bid costs	1.6	—	1.6	—
Exceptional gain net of tax	—	—	(5.2)	—
Exceptional costs of notes redemption	—	0.2	0.7	0.2

Adjusted earnings per share – basic	26.9	29.6	112.0	85.2

46

Appendix 2 Financial Information on the Warner Chilcott Group

Summary of differences between UK GAAP and US GAAP

(1) Profit for the period and shareholders’ funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effects of the US GAAP adjustments to profit for the financial period and equity shareholders’ funds are set out in the tables below:

		12 months to 30th September
		2004 $’000	2003 $’000
		Unaudited
(a)	Reconciliation of profit for the period to US GAAP

	Profit for the financial period under UK GAAP	132,496	94,036

	US GAAP adjustments:
	Amortisation of goodwill	18,388	23,479
	Unwinding of discount on contingent consideration	2,040	500
	Amortisation of intangibles	(694)	(3,793)
	Depreciation of interest capitalised	(53)	(53)
	Deferred taxation	(791)	(19,754)
	Compensation expense	(539)	1,301
	Deferred tax effect of US GAAP adjustments	440	439

	US GAAP adjustments total	18,791	2,119

Profit for the financial period under US GAAP		151,287	96,155

		As at 30th September	As at 30th September
		2004 $’000	2003 $’000
		Unaudited
(b)	Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP

	Equity shareholders’ funds under UK GAAP	1,225,506	1,121,902

	US GAAP adjustments:
	Acquisition accounting	(69,267)	(91,290)
	Capitalisation of interest	2,448	2,501
	Deferred taxation	(43,669)	(43,318)
	Employee benefit trust	(11,624)	(11,459)
	Share premium account	11,624	11,459
	Dividends	9,539	7,330

	US GAAP adjustments total	(100,949)	(124,777)

	Equity shareholders’ funds under US GAAP	1,124,557	997,125

47

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited consolidated balance sheet – US GAAP
(In thousands of US dollars)

	Unaudited as at 30th September	Audited as at 30th September
	2004 $’000	2003 $’000
Assets
Current assets:
Cash and cash equivalents	186,251	88,571
Accounts receivable, net	37,003	25,581
Inventories	27,046	16,353
Prepaid expense and other assets	22,366	6,173
Current assets – discontinued operations	—	30,053

	272,666	166,731

Property, plant and equipment, net	30,582	23,390
Property, plant and equipment, net – discontinued operations	—	41,204
Intangible assets, net	919,243	1,008,257
Intangible assets, net – discontinued operations	—	100,849
Goodwill, net	194,113	196,568
Goodwill, net – discontinued operations	—	28,366

Total assets	1,416,604	1,565,365

Liabilities
Current liabilities:
Accounts payable	15,580	13,874
Accrued and other current liabilities	65,358	67,320
Current instalments of long-term debt	101,585	102,480
Income taxes	14,522	15,854
Current liabilities – discontinued operations	—	11,675

Total current liabilities	197,045	211,203

Other liabilities:
Long-term debt, excluding current instalments	90,116	238,598
Deferred income taxes	2,341	100,264
Other non-current liabilities	2,545	846
Other liabilities – discontinued operations	—	17,329

Total liabilities	292,047	568,240

Shareholders’ equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (30th September, 2003; 250,000,000) shares authorised, 187,299,703 shares issued and outstanding at 30th September, 2004 and 188,209,895 issued and outstanding at 30th September, 2003	29,899	30,046
Additional paid in capital	691,950	676,528
Retained earnings	385,708	278,720
Treasury stock	(23,638)	(23,638)
Accumulated other comprehensive income	40,638	35,469

Total shareholders’ equity	1,124,557	997,125

Total liabilities and shareholders’ equity	1,416,604	1,565,365

48

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited consolidated statement of operations – US GAAP
(In thousands of US dollars, except per share data)

	Quarter ended 30th September		Twelve months ended 30th September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
Revenues	125,111	103,597	463,992	326,601

Operating expenses
Cost of sales (excluding depreciation shown separately below)	15,870	10,091	49,930	37,991
Selling, general and administrative	38,140	38,937	146,299	124,143
Research and development	7,261	6,971	26,558	24,874
Depreciation	738	516	2,083	1,491
Amortisation	13,693	13,653	55,299	40,271

Total operating expenses	75,702	70,168	280,169	228,770

Operating income	49,409	33,429	183,823	97,831

Other (expense)/income
Interest income	757	301	1,772	3,140
Interest expense	(1,448)	(3,937)	(11,028)	(10,826)

Total other (expense)/income	(691)	(3,636)	(9,256)	(7,686)

Income before taxes	48,718	29,793	174,567	90,145

Provision for income taxes	15,932	14,901	50,989	32,101

Income from continuing operations	32,786	14,892	123,578	58,044
Discontinued operations:
Earnings from discontinued operations (net of tax charge of 2003 Qtr $3,129, 2004 12 mths $4,967, 2003 12 mths $9,559)	—	15,743	22,331	38,111
Gain on disposal of discontinued operations (net of tax charge of $11,806)	—	—	5,378	—

Net income	32,786	30,635	151,287	96,155

Basic net income per ordinary share (cents):	0.18	0.08	0.67	0.32
– continuing operations
– earnings and gain on disposal of discontinued operations	—	0.09	0.15	0.21

Basic net income per ordinary share (cents)	0.18	0.17	0.82	0.53

Diluted net income per ordinary share (cents):
– continuing operations	0.18	0.08	0.66	0.31
– earnings and gain on disposal of discontinued operations	—	0.09	0.15	0.21

Diluted net income per ordinary share (cents)	0.18	0.17	0.81	0.52

Basic net income per ADS equivalent:
– continuing operations	0.71	0.33	2.68	1.27
– earnings and gain on disposal of discontinued operations	—	0.34	0.60	0.83

Basic net income per ADS equivalent	0.71	0.67	3.28	2.10

Diluted net income per ADS equivalent:
– continuing operations	0.71	0.32	2.65	1.26
– earnings and gain on disposal of discontinued operations	—	0.34	0.60	0.83

Diluted net income per ADS equivalent	0.71	0.66	3.25	2.09

Weighted average ordinary shares outstanding
Basic	183,712,879	183,580,981	184,362,320	183,574,057

Diluted	185,112,707	185,186,185	186,418,675	184,504,240

Weighted average ADS equivalents outstanding
Basic	45,928,220	45,895,245	46,090,580	45,893,514

Diluted	46,278,177	46,296,546	46,604,669	46,126,060

49

Appendix 2 Financial Information on the Warner Chilcott Group

Unaudited consolidated statement of operations – US GAAP
(In thousands of US dollars)

	Quarter ended 30th September		Twelve months ended 30th September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
Cash flows from operating activities
Net income	32,786	30,635	151,287	96,155
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	738	2,302	3,566	6,844
Amortisation of intangibles	13,693	14,612	57,411	42,323
Gain on sale of business	—	—	(17,611)	—
Loss on sale of assets	—	144	—	240
Amortisation of government grants	(88)	(305)	(684)	(1,135)
Debt issuance costs/loan premium amortisation	133	(122)	334	(265)
Stock compensation expense	81	(1,542)	538	(1,301)
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable, prepaid expense and other assets	3,913	23,877	(19,680)	(7,584)
Increase in inventories	(4,276)	(4,086)	(1,648)	(5,906)
Increase/(decrease) in accounts payable, accrued liabilities and other liabilities	8,498	(19,640)	(2,483)	29,851
Income taxes	(11,789)	(4,515)	4,241	10,528
Foreign exchange (loss)/gain	(5)	18	1,326	(673)

Net cash provided by operating activities	43,684	41,378	176,597	169,077

Cash flows from investing activities
Purchase of tangible fixed assets	(370)	(718)	(10,079)	(6,164)
Sale of tangible fixed assets	—	—	—	40
Purchase of intangible fixed assets	(9,900)	(1,586)	(45,868)	(669,229)
Sale of intangible fixed assets	—	—	45,000	—
Government grant received	—	29	398	530
Proceeds from sale of businesses (net of costs)	(2,445)	—	114,436	—
Deferred consideration and acquisition costs	—	—	—	(324)

Net cash (used in)/provided by investing activities	(12,715)	(2,275)	103,887	(675,147)

Cash flows from financing activities
Loan notes repaid	—	(2,925)	(46,377)	(2,925)
Long term debt (repaid)/obtained	(51,666)	(51,518)	(104,523)	294,085
Payments under capital leases	—	(139)	(236)	(414)
Cash dividends paid	(4,889)	(3,474)	(13,398)	(9,241)
Proceeds from share capital issue (net of expenses)	210	240	12,948	535
Purchase of own shares	(16,659)	—	(31,720)	—

Net cash (used in)/provided by financing activities	(73,004)	(57,816)	(183,306)	282,040

Net (decrease)/increase in cash and cash equivalents	(42,035)	(18,713)	97,178	(224,030)
Cash and cash equivalents, beginning of period	228,286	107,779	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	—	7	—	91

Cash and cash equivalents, end of period	186,251	89,073	186,251	89,073

50

Appendix 2 Financial Information on the Warner Chilcott Group

Section 2:Financial information for the three years ended 30th September, 2003 – UK GAAP

Consolidated profit and loss accounts

		Year ended 30th September
		2003	2002	2001
	Notes	$’000	$’000	$’000

Turnover	2
– Continuing operations		432,262	235,221	183,822
– Discontinued operations		—	61,325	79,735

Total turnover		432,262	296,546	263,557
Cost of sales	2	77,152	89,983	92,603

Gross profit	2	355,110	206,563	170,954
Net operating expenses	3	230,165	142,450	127,184

Operating profit before amortisation of goodwill and intangibles		186,954	104,565	79,263
Goodwill and intangibles amortisation		62,009	40,452	35,493

Operating profit
- Continuing operations		124,945	55,584	29,451
- Discontinued operations		—	8,529	14,319

Total operating profit		124,945	64,113	43,770
Gain on sale of discontinued operations	2	—	104,984	—
Investment income	4	3,188	10,894	6,427

Profit on ordinary activities before interest payable		128,133	179,991	50,197
Interest payable and similar charges	5	11,752	30,592	25,749

Profit on ordinary activities before taxation	6	116,381	149,399	24,448
Tax on profit on ordinary activities	7	22,345	13,461	5,185

Profit on ordinary activities after taxation		94,036	135,938	19,263
Minority interests	21	—	46	176

Profit for the financial year		94,036	135,892	19,087
Dividends	8	10,804	8,353	6,367

Retained profit for the financial year	20	83,232	127,539	12,720

Earnings per share (cents)	9	51.2	73.4	11.8
Adjusted earnings per share (cents)	9	85.2	47.8	33.8
Diluted earnings per share (cents)	9	51.0	72.9	11.6
Adjusted diluted earnings per share (cents)	9	84.8	47.5	33.2

There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

51

Appendix 2 Financial Information on the Warner Chilcott Group

Reconciliation of movements in shareholders’ funds

	Year ended 30th September
	2003	2002	2001
	$’000	$’000	$’000
Opening shareholders’ funds	1,058,268	888,081	597,274
Share issues including premium (net of costs)	536	4,052	273,485
Purchase of own shares	—	(12,478)	—
Profit for the financial year	94,036	135,892	19,087
Dividends	(10,804)	(8,353)	(6,367)
Translation differences on foreign currency net investments	(20,134)	51,074	4,602

Closing shareholders’ funds	1,121,902	1,058,268	888,081

Consolidated statement of total recognised gains and losses

	2003	2002	2001
	$’000	$’000	$’000
Profit for the financial year	94,036	135,892	19,087
Translation differences on foreign currency net investments	(20,134)	51,074	4,602

Total recognised gains and losses relating to the year	73,902	186,966	23,689

Cumulative foreign currency translation differences

$’000
At 1st October, 2000	1,144
Difference arising in the year	4,602

At 1st October, 2001	5,746
Difference arising in the year	51,074

At 1st October, 2002	56,820
Difference arising in the year	(20,134)

At 30th September, 2003	36,686

52

Appendix 2 Financial Information on the Warner Chilcott Group

Consolidated balance sheets

		30th September
		2003	2002	2001
	Notes	$’000	$’000	$’000
Fixed assets
Intangible assets	11	1,450,586	756,672	750,178
Tangible assets	12	62,094	60,840	130,988

		1,512,680	817,512	881,166

Current assets
Stocks	13	32,808	26,902	24,328
Debtors	14	48,866	37,260	52,819
Cash at bank and in hand		89,073	313,012	326,077

		170,747	377,174	403,224
Creditors: amounts falling due within one year	15	221,027	75,866	91,542

Net current (liabilities)/assets		(50,280)	301,308	311,682

Total assets less current liabilities		1,462,400	1,118,820	1,192,848

Creditors: amounts falling due after more than one year	16	(334,567)	(50,953)	(283,690)
Provisions for liabilities and charges	17	—	(3,410)	(12,297)
Deferred income	18	(5,931)	(6,189)	(8,425)

Net assets		1,121,902	1,058,268	888,436

Capital and reserves
Called up share capital	19	29,644	29,578	27,806
Share premium account	20	383,219	382,749	352,891
Capital redemption reserve	20	323	323	—
Merger reserve	20	457,800	457,800	426,958
Profit and loss account	20	250,916	187,818	80,426

Equity shareholders’ funds		1,121,902	1,058,268	888,081
Minority interests – equity	21	—	—	355

		1,121,902	1,058,268	888,436

53

Appendix 2 Financial Information on the Warner Chilcott Group

Consolidated cash flow statement
for the year ended 30th September, 2003

		30th September
		2003	2002	2001
	Notes	$’000	$’000	$’000

Net cash inflow from operating activities	22	202,822	93,354	77,697

Returns on investments and servicing of finance
Interest paid on bank borrowings and loan notes		(11,472)	(35,096)	(25,671)
Interest paid on hire purchase agreements		(30)	(78)	(78)
Interest received		4,091	10,815	6,427

		(7,411)	(24,359)	(19,322)

Taxation
United Kingdom Corporation Tax paid		(6,434)	(3,601)	(682)
Overseas tax paid		(24,810)	(3,033)	(926)

		(31,244)	(6,634)	(1,608)

Capital expenditure
Purchase of tangible fixed assets		(6,164)	(17,086)	(23,408)
Sale of tangible fixed assets		40	—	361
Purchase of intangible fixed assets		(664,229)	(43,694)	(101,294)
Government grants received		530	2,161	655

		(669,823)	(58,619)	(123,686)

Acquisitions and disposals
Sale of businesses		(324)	230,789	—
Purchase of subsidiary undertakings (including costs of acquisition and deferred consideration payments)		—	(9,118)	(23,225)

		(324)	221,671	(23,225)

Equity dividends paid		(9,241)	(7,352)	(4,998)

Net cash flow before management of liquid resources and financing		(515,221)	218,061	(95,142)

Management of liquid resources
Decrease/(increase) in short term deposits		215,400	27,523	(232,275)

Financing
Issue of ordinary share capital (net of expenses)		536	247	271,604
Purchase of own shares		—	(11,813)	—
Loans notes repaid		(2,925)	(112,623)	(39,419)
Loans obtained/(repaid) (net)		294,085	(132,126)	71,776
Principal repayment under hire purchase agreements		(414)	(549)	(577)

		291,282	(256,864)	303,384

Decrease in cash in the year	23	(8,539)	(11,280)	(24,033)

54

Appendix 2 Financial Information on the Warner Chilcott Group

Notes to the financial statements for the year ended 30th September, 2003

1 Accounting policies

These financial statements are prepared on the going concern basis under the historical cost convention and in accordance with The Companies (Northern Ireland) Order 1986 and applicable accounting standards. The significant accounting policies adopted are set out below.

Basis of consolidation and presentation of financial information

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiaries for the year ended 30th September, 2003. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group transactions are eliminated fully on consolidation.

The US dollar is now considered to be the primary currency in which the Group conducts its business, as it currently derives over 80 per cent. of its revenues from the US. As a result, these financial statements are presented in US dollars. Where the functional currency of a subsidiary is not the US dollar, the results, assets and liabilities of that subsidiary are consolidated by the net investment method. In such cases, profit and loss items are translated into US dollars at average exchange rates, except material exceptional items which are translated at the exchange rate at the date of the transaction.

The principal US dollar exchange rates used are as follows:

	2003	2002	2001
Average exchange rates
Pounds sterling	1.6113	1.4765	1.4427

Closing exchange rates
Pounds sterling	1.6633	1.5749	1.4688

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 5 to 20 years in relation to goodwill arising on the Group’s individual acquisitions.

Turnover

Turnover represents the invoiced value of goods and services supplied by the Group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon the completion of services for the customer.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured products, costs includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Intangible assets

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

55

Appendix 2 Financial Information on the Warner Chilcott Group

Contingent consideration payable is included in creditors at its discounted amount, and finance costs are charged to profit and loss account over the period the liability is outstanding.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profit and its results as stated in the financial statements. Deferred tax assets and liabilities recognised have not been discounted.

Pension costs

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Group in an independently administered scheme. Contributions are charged against profits as they become due.

Revenue grants

Revenue grants relating to research and development expenditure and employment grants are credited to profit and loss account as a reduction of net operating expenses in the period in which the related expenditure is incurred.

Capital grants

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition.

No depreciation is charged on land. For all other tangible assets, depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings	2 per cent.
Plant and machinery	10 per cent.
Motor vehicles	25 per cent.
Fixtures and fittings	10 to 20 per cent.

Hire purchase and finance leases

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Financial instruments

The Group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

56

Appendix 2 Financial Information on the Warner Chilcott Group

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. The results of overseas subsidiaries whose functional currency is not the US dollar, are translated at the average exchange rate ruling during the year with the difference between average and year end rates being taken to reserves. Differences on exchange arising from the retranslation of the opening net investment in those subsidiary companies and relevant foreign currency loans are taken to reserves.

2 Segmental analysis

Geographical analysis of the Group’s turnover:

	2003	2002	2001
Sales by destination	$’000	$’000	$’000

United Kingdom	38,799	40,459	48,701
North America	377,673	228,149	184,777
Rest of the World	15,790	27,938	30,079

	432,262	296,546	263,557

	2003	2002	2001
Sales by origin	$’000	$’000	$’000

United Kingdom	64,893	86,513	100,926
North America	359,228	208,336	159,029
Rest of the World	8,141	1,697	3,602

	432,262	296,546	263,557

Geographical analysis of profit before taxation, by territory of origin:

	2003	2002	2001
	$’000	$’000	$’000

United Kingdom	6,302	120,521	10,383
North America	66,532	46,683	31,689
Rest of the World	55,299	12,787	8,125

Profit before interest	128,133	179,991	50,197
Interest payable	11,752	30,592	25,749

Profit before taxation	116,381	149,399	24,448

Geographical analysis of net assets:

	2003	2002	2001
	$’000	$’000	$’000

United Kingdom	516,567	535,030	433,415
North America	555,829	499,454	447,352
Rest of the World	49,506	23,784	7,669

Net operating assets	1,121,902	1,058,268	888,436

57

Appendix 2 Financial Information on the Warner Chilcott Group

Geographical analysis of total assets:

	2003	2002	2001
	$’000	$’000	$’000

United Kingdom	125,858	367,097	467,572
North America	708,264	657,283	698,711
Rest of the World	849,305	170,306	118,107

Total assets	1,683,427	1,194,686	1,284,390

For internal financial reporting purposes, until the disposal of the pharmaceutical services business during 2002, operating results were analysed into two segments, pharmaceutical products and pharmaceutical services. Pharmaceutical products comprise prescription and sterile products businesses. Pharmaceutical services comprised the clinical trials services and chemical synthesis services businesses.

Details of the businesses are summarised as follows.

Pharmaceutical Products

The pharmaceutical products business develops, manufactures, supplies and markets prescription medicines to healthcare professionals in several key therapeutic areas. It also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Research and development is focused on the development of new products (including line extensions) in the Group’s core therapeutic areas, that complement the existing product portfolio.

Pharmaceutical Services

The clinical trial services business designed, manufactured, compiled and distributed patient packs for use in clinical trials, and provided interactive voice response systems for clinical trial management. The chemical synthesis services business provided a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry together with a complementary laboratory scale research service.

The whole of the pharmaceutical services segment was disposed of during the year ended 30th September, 2002.

Analysis of the Group’s turnover by class of business:

	2003	2002	2001
	$’000	$’000	$’000

Pharmaceutical products	432,262	235,221	183,822
Pharmaceutical services – discontinued	—	61,325	79,735

	432,262	296,546	263,557

58

Appendix 2 Financial Information on the Warner Chilcott Group

Analysis of the Group’s profit before taxation by class of business:

The Group had only one class of business in the year to 30th September, 2003.

Year to 30th September, 2002	Pharmaceutical products $’000	Pharmaceutical services (discontinued) $’000	Total $’000
Turnover	235,221	61,325	296,546
Cost of sales	53,800	36,183	89,983

Gross profit	181,421	25,142	206,563
Net operating expenses	125,837	16,613	142,450

Operating profit	55,584	8,529	64,113

Gain on sale of discontinued operations			104,984

Investment income			10,894

Profit before interest			179,991
Interest payable			30,592

Profit before taxation			149,399

Year to 30th September, 2001	Pharmaceutical products $’000	Pharmaceutical services (discontinued) $’000	Total $’000

Turnover	183,822	79,735	263,557
Cost of sales	45,945	46,658	92,603

Gross profit	137,877	33,077	170,954
Net operating expenses	108,426	18,758	127,184

Operating profit	29,451	14,319	43,770

Investment income			6,427

Profit before interest			50,197
Interest payable			25,749

Profit before taxation			24,448

Analysis of the Group’s net assets by class of business

	2003	2002	2001
	$’000	$’000	$’000

Pharmaceutical products	1,121,902	1,058,268	847,896
Pharmaceutical services – discontinued	—	—	40,540

	1,121,902	1,058,268	888,436

Analysis of the Group’s total assets by class of business

	2003	2002	2001
	$’000	$’000	$’000

Pharmaceutical products	1,688,427	1,194,686	1,150,037
Pharmaceutical services – discontinued	—	—	134,353

	1,688,427	1,194,686	1,284,390

59

Appendix 2 Financial Information on the Warner Chilcott Group

Reliance on major customers (10 per cent. or more of revenue)

In the year ended 30th September, 2003, 24.6 per cent., 15.1 per cent. and 11.1 per cent. respectively of consolidated turnover was derived from the Group’s three largest customers. In the year ended 30th September, 2002, 11 per cent. of turnover was derived from one customer. In the year ended 30th September, 2001, no single customer exceeded 10 per cent. of consolidated revenue.

Reliance on major products

Sales of the pharmaceutical products, Sarafem®, Ovcon®, Doryx® and Estrace® cream in the year ended 30th September, 2003 represented 13.9 per cent., 13.6 per cent., 12.5 per cent. and 10.4 per cent. of consolidated turnover, respectively.

Sales of Ovcon®, Doryx® and Estrace® cream in the year ended 30th September, 2002 represented 16 per cent., 15 per cent. and 13 per cent. of consolidated turnover respectively. Sales of Ovcon® and Estrace® cream in the year ended 30th September, 2001 represented 14.7 per cent. and 11.1 per cent. of consolidated turnover, respectively.

3 Net operating expenses

	2003 Continuing operations and Total $’000	Continuing operations $’000	Dis- continued operations $’000	2002 Total $’000	Continuing operations $’000	Dis- continued operations $’000	2001 Total $’000

Distribution costs	100,669	58,251	6,142	64,393	47,177	5,872	53,049

Administrative expenses before exceptional items and goodwill and intangibles amortisation	68,107	30,046	8,814	38,860	28,261	10,673	38,934
Goodwill and intangibles amortisation	62,009	38,775	1,677	40,452	33,216	2,277	35,493

Total administrative expenses	130,116	68,821	10,491	79,312	61,477	12,950	74,427

Other operating income	(620)	(1,235)	(20)	(1,255)	(228)	(64)	(292)

Net operating expenses	230,165	125,837	16,613	142,450	108,426	18,758	127,184

4 Investment income

	2003	2002	2001
	$’000	$’000	$’000

Interest on bank deposits	3,188	10,894	6,427

5 Interest payable and similar charges

	2003	2002	2001
	$’000	$’000	$’000

On bank loans and overdrafts	10,865	17,363	25,671
On hire purchase agreements	30	78	78
Exceptional costs of loan notes redemption	357	13,151	—

	11,252	30,592	25,749
Unwinding of discount on contingent consideration	500	—	—

	11,752	30,592	25,749

60

Appendix 2 Financial Information on the Warner Chilcott Group

6 Profit on ordinary activities before taxation

	2003	2002	2001
	$’000	$’000	$’000

Profit on ordinary activities before taxation is stated after charging:
Staff costs (note 10)	59,465	73,818	70,296
Amortisation – goodwill	23,749	23,279	23,395
– intangibles	38,260	17,173	12,098
Depreciation of tangible fixed assets
– owned assets	6,535	8,522	8,613
– under hire purchase contracts	256	247	239
Research and development expenditure	28,685	20,565	13,338
Hire of plant and machinery – operating leases	647	740	691
Other operating lease rentals	979	897	1,088

and after crediting:
Amortisation of government capital grants	1,135	1,576	2,002
Revenue grants	620	102	291
Exchange gains on foreign currency deposits/loans	54	1,878	1,757

Services provided by the Group’s auditor and network firms

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group’s auditor at costs as detailed below:

	2003	2002	2001
	$’000	$’000	$’000

Audit services
- statutory	322	281	202
- audit related regulatory reporting	105	89	101
Further assurance services	242	359	594
Tax services
- compliance services	132	199	56
- advisory services	161	196	58
Other services not covered above	—	—	—

	962	1,124	1,011

Included in the analysis above are Group audit fees and expenses paid to the Group’s auditor of $287,000 (2002: $235,000, 2001: $173,000) of which $16,000 (2002: $15,000, 2001: $14,000) was paid in respect of the parent company.

Also included above are fees paid to the Group’s auditor in respect of non-audit services in the UK of $241,000 (2002: $286,000, 2001: $83,000).

In addition to the above services, the Group’s auditor acted as auditor to the Galen Limited (No.2) Retirement Benefit Scheme. The appointment of auditors to the Group’s pension schemes and the fees paid in respect of those audits are agreed by the trustees of each scheme, who act independently from the management of the Group.

61

Appendix 2 Financial Information on the Warner Chilcott Group

7 Tax on profit on ordinary activities

	2003	2002	2001
	$’000	$’000	$’000

Taxation on the profit for the year
Current tax
UK Corporation Tax at 30 per cent.	4,457	10,739	938
UK Corporation Tax – adjustment to previous years	(1,704)	(359)	(1,114)
Overseas tax	27,077	3,335	1,505

Total current tax	29,830	13,715	1,329

Deferred tax
UK Corporation Tax – origination and reversal of timing differences	1,239	(382)	2,305
UK Corporation Tax – adjustment to previous years	1,256	12	1,281
Overseas tax	(9,980)	116	270

Total deferred tax	(7,485)	(254)	3,856

Tax on profit on ordinary activities	22,345	13,461	5,185

The current tax charge for the year is lower than that derived from the standard rate of Corporation Tax in the UK of 30 per cent. The differences are explained below:

	2003	2002	2001
	$’000	$’000	$’000
Profit on ordinary activities before taxation	116,381	149,399	24,448

Tax charge at the UK statutory rate of 30 per cent.	34,914	44,820	7,334
Non taxable disposals of discontinued operations	—	(28,990)	—
Disallowed expenses	4,543	189	211
Losses of a subsidiary not previously recognised and share option deductions against overseas taxes	(24,422)	(7,271)	(6,804)
Non taxable grant transfers	(341)	(473)	(600)
Amortisation of goodwill and intangible fixed assets not allowable	10,908	9,147	6,828
Net effect of lower rates and eligible costs in overseas tax jurisdictions	(2,809)	(3,614)	(1,951)
Adjustment to previous years	(1,704)	(359)	(1,114)
Accelerated capital allowances and other timing differences	8,741	266	(2,575)

Current tax charge	29,830	13,715	1,329

In 2002 taxation in relation to the gain on disposal of discontinued operations amounted to $3,893,000. The factors that may affect the Group’s future tax charges are detailed at note 17.

62

Appendix 2 Financial Information on the Warner Chilcott Group

8 Dividends

	2003	2002	2001
	$’000	$’000	$’000

Interim paid of 1.2p per share (2002: 1p, 2001: 0.83p)	3,562	2,879	1,949
Final proposed of 2.4p per share (2002: 2p, 2001: 1.66p)	7,330	5,544	4,535
Adjustment to previous period	144	142	52

Total ordinary dividends on equity shares	11,036	8,565	6,536
Less amount relating to shares held by the Galen Employee Benefit Trust	(232)	(212)	(169)

	10,804	8,353	6,367

9 Earnings per share

Earnings per ordinary share is based on profit for the financial year of $94,036,000 (2002: $135,892,000, 2001: $19,087,000) and on 183,574,057 ordinary shares (2002: 185,244,963, 2001: 161,354,740), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

FRS 14 “Earnings per share” recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits the inclusion of such additional EPS but requires that the calculation uses the weighted average number of ordinary shares as determined for the basic calculation. The FRS also requires that the additional EPS is reconciled to the basic EPS required by the Standard and that the reasons for calculating the additional EPS are explained.

Adjusted earnings per share figures, reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation, have been calculated in addition to the earnings per share required by FRS 14 since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the Group.

	2003 Cents per share	2002 Cents per share	2001 Cents per share

Earnings per ordinary share	51.2	73.4	11.8
Exceptional items – disposals and acquisitions	—	(54.5)	—
Goodwill and intangibles amortisation	33.8	21.8	22.0
Exceptional costs of notes redemption (note 5)	0.2	7.1	—

Adjusted earnings per share	85.2	47.8	33.8

Diluted earnings per share is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.

63

Appendix 2 Financial Information on the Warner Chilcott Group

2003	Earnings $’000	Number of shares	EPS cents

Basic EPS	94,036	183,574,057	51.2
Effect of dilutive securities – options		930,183

Diluted EPS	94,036	184,504,240	51.0

2002	Earnings $’000	Number of shares	EPS cents

Basic EPS	135,892	185,244,963	73.4
Effect of dilutive securities – options		1,085,671

Diluted EPS	135,892	186,330,634	72.9

2001	Earnings $’000	Number of shares	EPS cents

Basic EPS	19,087	161,354,740	11.8
Effect of dilutive securities – options		2,805,536

Diluted EPS	19,087	164,160,276	11.6

Adjusted diluted earnings per share adjusts diluted earnings per share to reflect the impact of exceptional items and amortisation of goodwill and intangibles.

	2003 Cents per share	2002 Cents per share	2001 Cents per share

Diluted EPS	51.0	72.9	11.6
Exceptional items – disposals and acquisitions	—	(54.1)	—
Goodwill and intangibles amortisation	33.6	21.7	21.6
Exceptional costs of notes redemption	0.2	7.0	—

Adjusted diluted earnings per share	84.8	47.5	33.2

10 Employee information and directors’ emoluments

	2003	2002	2001
	$’000	$’000	$’000
Staff costs
Wages and salaries	51,883	64,536	62,431
Social security costs	6,374	7,698	6,916
Other pension costs	1,208	1,584	949

	59,465	73,818	70,296

	Number	Number	Number
The average monthly number of persons employed by the Group (including executive directors) during the year was:
Administration staff	121	191	191
Other staff	924	1,389	1,501

	1,045	1,580	1,692

64

Appendix 2 Financial Information on the Warner Chilcott Group

Directors’ emoluments (total salary and benefits)

	2003	2002	2001
	$’000	$’000	$’000

Aggregate emoluments	3,082	1,798	2,073
Gains made on the exercise of share options	—	1	114
Company pension contributions to defined contribution (money purchase) schemes	171	160	191

Retirement benefits are accruing to three directors (2002: three, 2001: three) under the Group’s defined contribution schemes.

Details of individual directors’ emoluments for the year ended 30th September, 2003 are as follows:

	Salary & fees $’000	Bonus $’000	Benefits in kind $’000	2003 Total $’000	2002 Total $’000	2001 Total $’000

Executive directors
R Boissonneault	726	726	36	1,488	751	622
J A King	192	192	1	385	265	190
R G Elliott	481	481	16	978	584	395
A D Armstrong	—	—	—	—	87	277
P Herendeen	—	—	—	—	—	445
Non-executive directors
HA Ennis	77	—	—	77	37	36
D Gibbons	77	—	—	77	37	36
MG Carter	77	—	—	77	37	36
AJ McClay	—	—	—	—	—	36

Total	1,630	1,399	53	3,082	1,798	2,073

Benefits in kind relate to the provision of company cars and medical insurance.

Share options

The following tables show details of the options held by executive directors under the Company’s share schemes

65

Appendix 2 Financial Information on the Warner Chilcott Group

Approved Executive Share Option Scheme (over ordinary shares)

	At 1.10.01	Granted in year	At 1.10.02	Granted in year	At 30.9.03	Exercise Price £	Earliest Exercise date	Expiry date

R G Elliott	6,703	—	6,703	—	6,703	4,475	5.2.02	5.2.09

Unapproved Executive Share Option Scheme (over ordinary shares)

J A King	75,636	—	75,636	—	75,636	4.475	5.2.02	5.2.09
	38,614	—	38,614	—	38,614	5.050	30.12.02	30.12.09
	50,000	—	50,000	—	50,000	8.225	4.12.03	4.12.10
	—	100,761	100,761	—	100,761	7.225	19.11.04	19.11.11
	—	—	—	161,200	161,200	4.525	14.11.05	14.11.12
R G Elliott	56,890	—	56,890	—	56,890	4.475	5.2.02	5.2.09
	29,703	—	29,703	—	29,703	5.050	30.12.02	30.12.09
	50,000	—	50,000	—	50,000	8.225	4.12.03	4.12.10
	—	157,055	157,055	—	157,055	7.225	19.11.04	19.11.11
	—	—	—	252,000	252,000	4.525	14.11.05	14.11.12

Options assumed by Galen upon purchase of Warner Chilcott (a)

	At 1.10.01	Granted in year	At 1.10.02	Granted in year	At 30.9.03	Exercise Price	Earliest Exercise date		Expiry date

R M Boissonneault	18,750	—	18,750	—	18,750	$ 1.60	29.09.00		31.10.06
	75,000	—	75,000	—	75,000	$32.00	29.09.00		31.10.06
	15,625	—	15,625	—	15,625	$15.63	29.09.00		24.01.08
	25,000	—	25,000	—	25,000	$13.00	29.09.00		11.02.09
	37,500	—	37,500	—	37,500	$11.30	29.09.00		14.08.09

2000 US option scheme (a)
R M Boissonneault	62,500	—	62,500	—	62,500	$49.35	1.04.02		29.09.10
	23,500	—	23,500	—	23,500	$46.75	(b	)	4.12.10
	—	50,000	50,000	—	50,000	$40.75	(c	)	19.11.11
	—	—	—	110,000	110,000	$28.89	(d	)	1.10.12

(a)	over American Depositary Shares – four Ordinary Shares equal one American Depositary Share.
(b)	options vest quarterly over four years beginning 1st October, 2000.
(c)	options vest quarterly over four years beginning 1st October, 2001.
(d)	options vest quarterly over four years beginning 1st October, 2002.

No other directors have been granted share options in the shares of the Company or other Group companies. The market price of the Company’s shares on the London Stock Exchange at the end of the financial year was £6.91 (2002: £3.68, 2001: £6.43) and the range of market prices during the year was between £3.00 and £7.52 (2002: £2.75 and £7.75 2001: £4.95 and £9.77). The market price of the Company’s American Depositary Shares on NASDAQ at the end of the financial year was $45.60 (2002: $22.89, 2001: $38.20) and the range of market prices during the year was between $19.31 and $50.00 (2002: $16.54 and $45.75, 2001: $28.15 and $57.69).

Pensions

Dr King and Mr Elliott are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott 401(k) Savings Plan. Amounts contributed by Group companies to the above schemes were as follows:

66

Appendix 2 Financial Information on the Warner Chilcott Group

	2003	2002	2001
	$’000	$’000	$’000

J A King	80	73	72
R G Elliott	80	73	72
R M Boissonneault	11	5	5
A D Armstrong	—	7	42

No payments have been made to retired directors in excess of the retirement benefits to which they were entitled on the date the benefits first became payable.

Compensation for past directors

No awards have been made to any former directors of the Company by way of compensation for loss of office, pensions or otherwise in the financial years ended 30th September, 2001, 2002 and 2003.

Payments to third parties

No payments have been made to any third parties for making available services of any of the Company’s directors in the financial years ended 30th September, 2001, 2002 and 2003.

11 Intangible fixed assets

	Goodwill $’000	Product licences and rights $’000	Total $’000
Cost
At 1st October, 2001	471,978	317,774	789,752
Currency adjustment	32,425	10,398	42,823
Additions	591	43,103	43,694
Deferred consideration adjustment	(4,339)	—	(4,339)
Disposals	(37,616)	—	(37,616)

At 1st October, 2002	463,039	371,275	834,314
Currency adjustment	—	(21,730)	(21,730)
Additions	—	672,664	672,664
Contingent consideration	—	105,000	105,000

At 30th September, 2003	463,039	1,127,209	1,590,248

Aggregate amortisation
At 1st October, 2001	27,727	11,847	39,574
Currency adjustment	3,465	1,229	4,694
Charge for the year	23,279	17,173	40,452
Deferred consideration adjustment	(545)	—	(545)
Disposals	(6,533)	—	(6,533)

At 1st October, 2002	47,393	30,249	77,642
Currency adjustment	—	11	11
Charge for the year	23,749	38,260	62,009

At 30th September, 2003	71,142	68,520	139,662

Net book value
At 30th September, 2003	391,897	1,058,689	1,450,586

At 30th September, 2002	415,646	341,026	756,672

At 30th September, 2001	444,251	305,927	750,178

67

Appendix 2 Financial Information on the Warner Chilcott Group

12 Tangible fixed assets

	Land and Buildings $’000	Plant and machinery $’000	Fixtures and fittings $’000	Motor vehicles $’000	Total $’000

Cost
At 1st October, 2001	82,808	56,705	22,405	1,000	162,918
Currency adjustment	6,607	4,523	1,690	71	12,891
Additions	7,542	5,154	4,321	69	17,086
Disposals	(61,563)	(25,510)	(16,489)	(556)	(104,118)

At 1st October, 2002	35,394	40,872	11,927	584	88,777
Currency adjustment	1,842	2,282	453	25	4,602
Additions	2,560	2,191	1,286	127	6,164
Disposals	(335)	(1,745)	(324)	(176)	(2,580)

At 30th September, 2003	39,461	43,600	13,342	560	96,963

Depreciation
At 1st October, 2001	4,390	18,270	8,697	573	31,930
Currency adjustment	424	1,626	846	54	2,950
Charge for the year	1,205	4,710	2,705	149	8,769
Eliminated on disposal	(3,394)	(5,499)	(6,485)	(334)	(15,712)

At 1st October, 2002	2,625	19,107	5,763	442	27,937
Currency adjustment	185	1,200	323	24	1,732
Charge for the year	717	4,518	1,460	96	6,791
Eliminated on disposal	(5)	(1,240)	(174)	(172)	(1,591)

At 30th September, 2003	3,522	23,585	7,372	390	34,869

Net book value
At 30th September, 2003	35,939	20,015	5,970	170	62,094

At 30th September, 2002	32,769	21,765	6,164	142	60,840

At 30th September, 2001	78,418	38,435	13,708	427	130,988

The net book value of tangible fixed assets includes an amount of $1,497,000 (2002: $1,992,000, 2001: $2,103,000) in respect of assets held under hire purchase agreements.

The net book value of land and buildings comprises:

	2003 $’000	2002 $’000	2001 $’000

Freehold property	11,785	9,454	39,542
Long leasehold property	24,154	23,315	38,876

	35,939	32,769	78,418

68

Appendix 2 Financial Information on the Warner Chilcott Group

13 Stocks

	2003 $’000	2002 $’000	2001 $’000

Raw materials and consumables	12,208	12,445	13,374
Finished goods and goods for resale	20,600	14,457	10,954

	32,808	26,902	24,328

There is no material difference between the replacement cost of stocks and their balance sheet values.

14 Debtors

	2003 $’000	2002 $’000	2001 $’000
Amounts falling due within one year
Trade debtors	38,753	34,531	47,482
Less amounts provided for doubtful debts	(711)	(1,662)	(2,431)

	38,042	32,869	45,051
Other debtors	196	1,380	2,332
Deferred tax asset	4,022	—	—
Prepayments and accrued income	6,606	3,011	5,436

Total debtors	48,866	37,260	52,819

Provision for doubtful debts – Group

	2003 $’000	2002 $’000	2001 $’000

At the beginning of the year	1,662	2,431	435
Foreign exchange movement	—	176	1
Profit and loss account (credit)/charge	(951)	(460)	1,710
Amounts utilised and other movements	—	(485)	285

At the end of the year	711	1,662	2,431

15 Creditors: amounts falling due within one year

	2003 $’000	2002 $’000	2001 $’000

Bank loans and overdrafts (note 16)	103,088	616	17,698
Obligations under hire purchase agreements (note 16)	233	392	538
Trade creditors	19,592	14,008	19,147
Corporation tax	9,936	11,081	3,048
Other taxation and social security	1,286	1,127	755
Other creditors	34,547	7,211	11,963
Accruals and deferred income	35,015	35,664	22,863
Proposed dividend	7,330	5,767	4,617
Contingent acquisition consideration (note 16)	10,000	—	10,913

	221,027	75,866	91,542

69

Appendix 2 Financial Information on the Warner Chilcott Group

16 Creditors: amounts falling due after more than one year

	2003 $’000	2002 $’000	2001 $’000

Bank loans	192,480	955	116,310
Loan notes	46,585	49,774	164,796
Obligations under hire purchase agreements	3	224	583
Contingent acquisition consideration	95,499	—	2,001

	334,567	50,953	283,690

The contingent acquisition consideration relates to product rights and licences acquired during the year. Payments totalling $55m in relation to Estrostep® will fall due on a quarterly basis between 2004 and 2008 and payments totalling $70m in relation to femhrt® will fall due on a quarterly basis between 2004 and 2010, provided that the Group secures market exclusivity for the products over these periods. The provision made represents the discounted total of the amounts that are reasonably expected to become payable.

	2003 $’000	2002 $’000	2001 $’000
Bank loans
Repayable as follows:
In one year or less	103,088	616	17,698
Between one and two years	102,947	616	86,617
Between two and five years	89,533	339	21,193
In more than five years	—	—	8,500

	295,568	1,571	134,008

Circular and cross guarantees and indemnities are in place in relation to certain Group banking facilities.

$200m of 12 5/8 per cent. Warner Chilcott, Inc. senior loan notes, repayable in 2008, were issued by that subsidiary in February 2000 at a discount to yield 13 per cent. Interest is payable semi-annually. The acquisition of Warner Chilcott, Inc. gave the note holders the right to require it to repurchase the notes at 101 per cent. of the principal amount, by giving notice to the Company by 1st December, 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes. During the prior year, an additional $111.3 million of loan notes were retired, with a further $2.9 million of loans retired in the current year. The remaining loan notes are redeemable at the Company’s option on or after 15th February, 2004 at redemption prices that decrease annually from 106.3125 per cent. to 100 per cent. of their principal value.

Hire purchase agreements

	2003 $’000	2002 $’000	2001 $’000
The net hire purchase obligations to which the Group is committed are:
In one year or less	235	420	576
Between one and two years	3	227	392
Between two and three years	—	—	207
Between three and four years	—	—	3
Less interest element	(2)	(31)	(57)

	236	616	1,121

70

Appendix 2 Financial Information on the Warner Chilcott Group

Financial instruments

The Group’s financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The Group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the Group’s operations and its sources of finance have not been significant to date.

Group policy

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank and other borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 86 per cent. (2002: 2 per cent., 2001: 43 per cent.) of its total financial liabilities on which interest is payable were at variable rates, and the Group has not used interest rate swaps or other derivative instruments to manage the risk.

Liquidity risk

As regards liquidity, the Group’s policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30th September, 2003, 45 per cent. (2002: 1 per cent., 2001: 65 per cent.) of its total financial liabilities were due to mature between 2 and 5 years. Short term flexibility is achieved by the availability of overdraft facilities.

Foreign currency risk

The greater part of the Group’s revenues and expenses are denominated in US dollars, although substantially all sales of its UK businesses are denominated in sterling. Against the background of the adoption of US dollars as the Group’s functional currency no financial instruments have been used to hedge its sterling assets and revenues, although its exposure will continue to be monitored.

Interest rate risk profile of financial assets and financial liabilities

Short term debtors and creditors have been excluded from each of the following disclosures.

Financial assets

The Group’s financial assets, other than short term debtors, consist of sterling cash deposits and cash at bank. At 30th September, 2003 US dollar cash deposits amounted to $89,073,000 (2002: $313,012,000, 2001: $326,077,000). These comprise deposits placed on money markets at three month rolling rates. The amount of cash held in bank current accounts is not of significance.

Financial liabilities

The interest rate profile of the Group’s financial liabilities at 30th September, 2003 was:

	Total $’000	Floating rate financial liabilities $’000	Fixed rate financial liabilities $’000	Financial liabilities on which no interest is paid $’000
Currency
Sterling	1,312	499	813	—
US dollar	446,576	294,492	46,585	105,499

Total	447,888	294,991	47,398	105,499

71

Appendix 2 Financial Information on the Warner Chilcott Group

The interest rate profile of the Group’s financial liabilities at 30th September, 2002 was:

	Total $’000	Floating rate financial liabilities $’000	Fixed rate financial liabilities $’000	Financial liabilities on which no interest is paid $’000

Currency
Sterling	2,187	786	1,401	—
US dollar	49,774	—	49,774	—

Total	51,961	786	51,175	—

The interest rate profile of the Group’s financial liabilities at 30th September, 2001 was:

	Total $’000	Floating rate financial liabilities $’000	Fixed rate financial liabilities $’000	Financial liabilities on which no interest is paid $’000

Currency
Sterling	12,044	10,024	2,020	—
US dollar	300,795	123,047	164,833	12,915

Total	312,839	133,071	166,853	12,915

	Fixed rate financial liabilities – weighted average interest rate			Fixed rate financial liabilities – weighted average period for which rate is fixed			Fixed liabilities on which no interest is paid – weighted average period until maturity
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	%	%	%	Years	Years	Years	Years	Years	Years
Currency
Sterling	8	8	9	2	3	10	—	—	—
US dollar	12 5/8	12 5/8	12 5/8	5	6	7	3	—	1

The floating rate financial liabilities comprise US dollar and sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities at 30th September, 2003, other than short term creditors and accruals, was as follows:

	Loan notes $’000	Bank debt $’000	Finance leases/hire purchase $’000	Other financial liabilities $’000	Total $’000
In one year or less, or on demand	—	103,088	233	10,000	113,321
In more than one year but not more than two years	—	102,947	3	28,100	131,050
In more than two years but not more than five years	46,585	89,533	—	67,399	203,517

	46,585	295,568	236	105,499	447,888

72

Appendix 2 Financial Information on the Warner Chilcott Group

The other financial liabilities at 30th September, 2003 relate to contingent acquisition consideration.

The maturity profile of the Group’s financial liabilities, other than short term creditors and accruals, at 30th September, 2002, was as follows:

	Loan notes $’000	Bank debt $’000	Finance leases/hire purchase $’000	Other financial liabilities $’000	Total $’000

In one year or less, or on demand	—	616	392	—	1,008
In more than one year but not more than two years	—	616	221	—	837
In more than two years but not more than five years	—	339	3	—	342
In more than five years	49,774	—	—	—	49,774

	49,774	1,571	616	—	51,961

The maturity profile of the Group’s financial liabilities, other than short term creditors and accruals, at 30th September, 2001, was as follows:

	Loan notes $’000	Bank debt $’000	Finance leases/hire purchase $’000	Other financial liabilities $’000	Total $’000

In one year or less, or on demand	—	17,698	538	10,913	29,149
In more than one year but not more than two years	—	86,617	374	2,001	88,992
In more than two years but not more than five years	—	21,193	209	—	21,402
In more than five years	164,796	8,500	—	—	173,296

	164,796	134,008	1,121	12,914	312,839

Bank and loan note debt maturities at 30th September, 2003 were as follows:

	Unsecured sterling bank debt (variable rate) $’000	Unsecured US dollar bank debt (variable rate) $’000	Unsecured sterling bank debt (fixed rate) $’000	Unsecured US dollar loan notes (fixed rate) $’000	Total $’000

Due within one year	333	102,479	276	—	103,088
From one to two years	166	102,480	301	—	102,947
From two to three years	—	60,813	—	—	60,813
From three to four years	—	19,146	—	—	19,146
From four to five years	—	9,574	—	46,585	56,159

	499	294,492	577	46,585	342,153

73

Appendix 2 Financial Information on the Warner Chilcott Group

Bank and loan note debt maturities at 30th September, 2002 were as follows:

	Unsecured sterling bank debt (variable rate)	Unsecured US dollar bank debt (variable rate)	Unsecured sterling bank debt (fixed rate)	Unsecured US dollar loan notes (fixed rate)	Total
	$’000	$’000	$’000	$’000	$’000

Due within one year	315	—	301	—	616
From one to two years	315	—	301	—	616
From two to three years	157	—	182	—	339
After five years	—	—	—	49,774	49,774

	787	—	784	49,774	51,345

Bank and loan note debt maturities at 30th September, 2001 were as follows:

	Unsecured sterling bank debt (variable rate)	Unsecured US dollar bank debt (variable rate)	Unsecured sterling bank debt (fixed rate)	Unsecured US dollar loan notes (fixed rate)	Total
	$’000	$’000	$’000	$’000	$’000

Due within one year	3,946	13,548	204	—	17,698
From one to two years	3,395	83,000	222	0	86,617
From two to three years	2,538	8,001	242	—	10,781
From three to four years	146	8,001	266	—	8,413
From four to five years	—	1,999	—	—	1,999
After five years	—	8,500	—	164,796	173,296

	10,025	123,049	934	164,796	298,804

Borrowing facilities

The Group has undrawn committed borrowing facilities. The facilities available, but undrawn, at 30th September, 2003 in respect of which all conditions precedent had been met were as follows:

	2003 $’000	2002 $’000	2001 $’000

Expiring in one year or less	100,000	—	2,450
Expiring in more than one year but not more than two years	—	250,000	—

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities as at 30th September, 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The fair values shown below have been assessed by calculating discounted cash flows that would arise if the commitments at 30th September, 2003 had been entered into at market rates at that time.

74

Appendix 2 Financial Information on the Warner Chilcott Group

	2003 $ ’000	Book value 2002 $ ’000	2001 $ ’000	2003 $ ’000	Fair value 2002 $ ’000	2001 $ ’000
Primary financial instruments held or issued to finance the Group’s operations
Short term borrowings	103,321	1,008	18,235	103,321	1,008	18,235
Long term borrowings	239,068	50,953	281,689	240,854	58,391	296,399
Contingent acquisition consideration	105,499	—	12,915	105,499	—	12,801
Financial assets	89,073	313,012	326,077	89,073	313,012	326,077

Summary of main methods and assumptions:

Short-term deposits and borrowings	The fair value of short-term deposits and loans approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings	The fair value of the US senior loan notes has been estimated on the basis of their redemption price in 2004, and other long term borrowings are on the basis of variable rates.

Other financial liabilities	Contingent acquisition consideration has been discounted at current market rates, and its fair value approximates to the carrying amount.

Currency exposures

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

	Net foreign currency monetary assets/(liabilities)
2003	Sterling	US dollar	EU currencies	Canadian dollar	Total
	$’000	$’000	$’000	$’000	$’000
Functional currency of Group operation:
Sterling	—	(764)	(1,622)	—	(2,386)
US dollar	1,043	—	685	864	2,592

Total	1,043	(764)	(937)	864	206

	Net foreign currency monetary assets/(liabilities)
2002	Sterling	US dollar	EU currencies	Canadian dollar	Total
	$’000	$’000	$’000	$’000	$’000
Functional currency of Group operation:
Sterling	—	295	(962)	—	(667)
US dollar	—	—	391	—	391

Total	—	295	(571)	—	(276)

75

Appendix 2 Financial Information on the Warner Chilcott Group

	Net foreign currency monetary assets/(liabilities)
2001	Sterling	US dollar	EU currencies	Canadian dollar	Total
	$’000	$’000	$’000	$’000	$’000
Functional currency of Group operation:
Sterling	—	100,221	(682)	—	99,539
US dollar	—	—	934	—	934

Total	—	100,221	252	—	100,473

17 Provisions for liabilities and charges

$’ 000
Deferred taxation
At 1st October, 2001	12,297
Currency adjustment	794
Profit and loss account	(254)
On disposals	(9,427)

At 1st October, 2002	3,410
Currency adjustment	53
Profit and loss account	(7,485)

At 30th September, 2003 – Deferred tax asset (Note 14)	(4,022)

Deferred taxation provided in the financial statements is as follows:-

	2003	2002	2001
	$’000	$’000	$’000
Group
Excess of tax allowances over depreciation	6,010	5,725	13,495
Short term timing differences	(10,032)	(2,315)	(884)
Other	—	—	(314)

Net deferred tax (asset)/liability	(4,022)	3,410	12,297

The parent company has no deferred tax liability and the Group has no residual tax losses arising in an overseas subsidiary (2002: $59 million, 2001: $77 million).

18 Deferred income

$’000
Government grants
At 1st October, 2001	8,425
Currency adjustment	649
Receivable in the year	2,161
Disposal	(3,470)
Released to profit and loss account	(1,576)

At 1st October, 2002	6,189
Foreign exchange movement	347
Receivable in the year	530
Released to profit and loss account	(1,135)

At 30th September, 2003	5,931

76

Appendix 2 Financial Information on the Warner Chilcott Group

19 Called up share capital

	2003	2002	2001
	$’000	$’000	£’000
Authorised
250,000,000 (2002: 250,000,000, 2001: 250,000,000) ordinary shares of 10p each	39,372	39,372	39,372

Allotted and fully paid
188,209,895 (2002: 187,805,260, 2001: 189,311,298)ordinary shares of 10p each	29,644	29,578	27,806

404,635 (2002: 455,962) shares of 10p each were issued in the year as a result of the exercise of share options. Consideration received was $536,000 (2002: $4,216,000). 88,000 shares were issued in 2002 in acquiring a minority interest prior to the disposal of the Pharmaceutical Services businesses. Also during 2002, 2,050,000 shares were repurchased for $11,813,000.

20 Share premium account and reserves

	Share premium account	Capital redemption reserve	Merger reserve	Profit and loss account
Group	$’000	$’000	$’000	$’000
Group
At 1st October, 2000	80,549	—	425,476	67,982
Arising on share issues	269,081	—	—	—
Retained profit for the year	—	—	—	12,720
Exchange differences arising on consolidation	3,261	—	1,482	(276)

At 1st October, 2001	352,891	—	426,958	80,426
Arising on share issues	3,973	—	—	—
Purchase of own shares	—	323	—	(12,478)
Retained profit for the year	—	—	—	127,539
Exchange differences arising on consolidation	25,885	—	30,842	(7,669)

At 1st October, 2002	382,749	323	457,800	187,818
Arising on share issues	470	—	—	—
Retained profit for the year	—	—	—	83,232
Exchange differences arising on consolidation	—	—	—	(20,134)

At 30th September, 2003	383,219	323	457,800	250,916

Share option schemes

The following share option schemes were established in 1996:

The Galen Approved Executive Share Option Scheme
The Galen Unapproved Executive Share Option Scheme
The Galen Savings Related Share Option Scheme

The Galen 2000 US Option Scheme was established in 2000. The Galen Inc Employee Stock Purchase Plan established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

A summary of the main terms of the schemes is set out below.

77

Appendix 2 Financial Information on the Warner Chilcott Group

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme (the “Executive Schemes”)

These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the remuneration committee of the Company to any full time employee of any Group company.

Options may be exercised between the third and tenth anniversaries of their date of grant. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i)

the aggregate number of shares issued, or remaining issuable, under any of the Company’s schemes in the previous 10 years would exceed 10 per cent. of the Company’s issued share capital on the day preceding the proposed grant date; or

(ii)

the aggregate number of shares issued, or remaining issuable, under any of the Company’s schemes (other than the Savings Related Scheme) in the previous 10 years would exceed 5 per cent. of the Company’s issued share capital on the day preceding the proposed grant date; or

(iii)	the aggregate number of shares issued, or remaining issuable, under any of the Company’s schemes in the previous 3 years would exceed 3 per cent. of the Company’s issued share capital at that time.

No further options may be granted to an individual if as a result:

(i)

the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company scheme (other than the Savings Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings; or

(ii)	in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed £30,000.

The Galen Savings Related Share Option Scheme (the “SAYE Scheme”)

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. Any employee of a Group company with more than 1 year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80 per cent. of the average middle market quotation on the day following the Company’s release to the public of its fiscal year financial results. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

No further options may be granted if, as a result:

(i)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted under this scheme and any other share scheme established by the Company and shares issued under any of the other employees’ share schemes of the Company in the previous 10 years would exceed 10 per cent. of the Company’s issued share capital; or

(ii)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under this scheme and any other share options schemes established by the Company and shares issued under any other employees’ share scheme of the Company in the previous 5 years would exceed 5 per cent. of the Company’s issued share capital.

78

Appendix 2 Financial Information on the Warner Chilcott Group

The Galen 2000 US Option Scheme (the “US Share Scheme”)

Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company’s US subsidiaries.

On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

(i)

the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees’ share schemes established by the Company would exceed 10 per cent. of the issued ordinary share capital of the Company on the day preceding that date;

(ii)

the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings-related share option scheme) established by the Company would exceed 5 per cent. of the issued ordinary share capital of the Company on the day preceding that date; or

(iii)

the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted in the previous three years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees’ share schemes established by the Company would exceed 3 per cent. of the issued ordinary share capital of the Company on the day preceding that date.

The maximum number of ordinary shares that may be granted in ADS form as incentive stock options under the US Share Scheme is 6,363,332 ordinary shares.

There are no limits on the maximum number of ADSs which may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100 per cent. of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the remuneration committee. All options shall cease to be exercisable on the earliest of the tenth anniversary of the date of grant or after a specified period following the participant’s separation from the Company.

Details of option/warrants movements during the year are set out below:

	At 1st October, 2002	Options granted in year	Options cancelled/ (lapsed) in year	Options exercised in year	At 30th September, 2003	Exercise price	Exercise period

Unapproved scheme	6,668	—	—	(3,334)	3,334	3.600	2001-2008
	42,077	—	(6,562)	(22,777)	12,738	3.925	2001-2008
	132,526	—	—	—	132,526	4.475	2002-2009
	123,641	—	(25,124)	(12,872)	85,645	5.050	2002-2009
	309,238	—	(99,369)	—	209,869	8.225	2003-2010
	593,079	—	(149,263)	—	443,816	7.225	2004-2011
	—	666,942	—	—	666,942	4.525	2005-2012

Approved scheme	33,332	—	—	(16,666)	16,666	3.600	2001-2008
	9,488	—	(4,394)	(2,547)	2,547	3.925	2001-2008
	6,703	—	—	—	6,703	4.475	2002-2009
	18,429	—	(10,631)	—	7,798	5.050	2002-2009
	69,762	—	(29,631)	—	40,131	8.225	2003-2010
	737	—	(737)	—	—	7.225	2004-2011
	—	16,629	—	—	16,629	4.525	2005-2012

79

Appendix 2 Financial Information on the Warner Chilcott Group

The following options were outstanding under the Galen Savings Related Share Option Scheme at 30th September, 2003.

Number of options	Exercise price	Earliest exercise date
25,655	3.38	2004
19,574	6.80	2004
7,008	5.10	2005
4,663	6.80	2006
20,255	5.88	2005
4,498	5.88	2007
204,550	3.62	2006
64,233	3.62	2008

Galen options/warrants outstanding in substitution for options/warrants previously issued by Warner Chilcott and options granted under the Galen 2000 US Options Schemes are as follows:

	Exercise price per ADS
	ADSs subject to option	Range	Weighted average

Balance at 1st October, 2002	1,652,492	$1.60-$49.35	$33.39
Granted	692,791	$22.89-$35.00	$28.97
Exercised	(161,727)	$10.80-$41.20	$15.65
Lapsed	(146,866)	$22.89-$49.35	$45.56

Balance at 30th September, 2003	2,036,690	$1.60-$49.35	$32.41

Exercisable at 30th September, 2003	1,222,259	$1.60-$49.35	$32.07

The following option and warrant data at 30th September, 2003 is grouped by exercise price range:

	Range of exercise price
	$1.60 to $15.99	$16.00 to $29.99	$30.00 to $41.99	$42.00 to $49.35	Total
Number of ADSs subject to options/warrants	279,427	732,561	657,256	367,446	2,036,690
Weighted average exercise price	$12.93	$28.35	$36.90	$47.32	$32.41
Weighted average remaining contractual life (years)	3.9	8.7	6.5	5.4	6.7
Number of exercisable options/warrants	279,427	195,768	448,719	298,345	1,222,259
Weighted average exercise price for exercisable options/warrants	$12.93	$27.11	$35.77	$47.70	$32.07

The Galen Employee Benefit Trust

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the Group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings Related Share Option Scheme, or any other share scheme established by any Group company. Dividends have not been waived by the Trust. Dividend income is included in the Group’s profit and loss account by way of reduction of the total dividend charge. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end the 4,592,720 (2002: 4,721,241, 2001: 4,709,353) shares held by the Trust were valued at $52,785,982 (2002: $27,362,576, 2001: $44,442,352). Other income and costs of the Trust

80

Appendix 2 Financial Information on the Warner Chilcott Group

are incorporated into the financial statements where applicable. Cash held by the Trust totalled $1,016,312 and $431,631 at 30th September, 2003 and 2002 respectively.

The Group continues to take advantage of the dispensation in the Urgent Issues Task Force’s Abstract 17 “Employee Share Schemes” not to apply that Abstract to the Group’s Inland Revenue approved SAYE schemes.

21 Minority interests

$’000

At 1st October, 2001	355
Profit and loss account	46
Disposals	(401)

At 1st October, 2002	—
Profit and loss account	—

At 30th September, 2003	—

22 Reconciliation of operating profit to net cash inflow from operating activities

	2003 $’000	2002 $’000	2001 $’000
Continuing operations
Operating profit	124,945	55,584	29,451
Depreciation of tangible fixed assets	6,791	5,339	4,291
Amortisation of intangible fixed assets	62,009	38,775	33,217
Capital grants release	(1,135)	(137)	(1,529)
Loss on sale of tangible fixed assets	240	—	36
Increase in stocks	(5,906)	(1,526)	(3,321)
(Increase)/decrease in debtors	(8,399)	(14,829)	2,404
Increase/(decrease) in creditors	24,897	60	(2,287)
Exchange difference	(620)	(1,899)	(2,080)

Net cash inflow from continuing operations	202,822	81,367	60,182

Discontinued operations
Operating profit	—	8,529	14,319
Depreciation of tangible fixed assets	—	3,430	4,562
Amortisation of intangible fixed assets	—	1,677	2,276
Capital grants release	—	(1,439)	(473)
Decrease/(increase) in stocks	—	340	(78)
Decrease/(increase) in debtors	—	4,749	(4,155)
Increase in creditors	—	29	1,100
Exchange difference	—	(5,328)	(36)

Net cash inflow from discontinued activities	—	11,987	17,515
Total net cash inflow from operating activities	202,822	93,354	77,697

81

Appendix 2 Financial Information on the Warner Chilcott Group

23 Reconciliation of net cash flow to movement in net funds/(debt)

	2003 $’000	2002 $’000	2001 $’000
(Decrease)/increase in cash in the year	(8,539)	(11,280)	(24,033)
Cash (inflow)/outflow from movement in liquid resources	(215,400)	(27,523)	232,275
Cash (inflow)/outflow from movement in debt and hire purchase financing	(290,746)	245,298	(31,779)

Change in net funds resulting from cash flows	(514,685)	206,495	176,463
Exchange movement	54	18,324	4,431
Non cash movement	264	3,462	(721)
Loans eliminated on disposal	—	6,618	—

Movement in net (debt)/funds in the year	(514,367)	234,899	180,173
Net funds/(debt) at beginning of year	261,051	26,152	(154,021)

Net (debt)/funds at end of year	(253,316)	261,051	26,152

Analysis of net funds/(debt)

	Cash at bank $’000	Bank overdrafts $’000	Liquid resources $’000	Loans less than one year $’000	Loans greater than one year $’000	Hire purchase obligations $’000	Loan notes less than one year $’000	Loan notes greater than one year $’000	Net funds/ (debt) $’000
At 1st October, 2000	8,284	—	105,386	(6,443)	(54,278)	(970)	(40,703)	(165,297)	(154,021)
Cash flow	(24,033)	—	232,275	(11,032)	(60,743)	577	39,419	—	176,463
Exchange movement	—	—	—	—	—	—	700	1,057	1,757
Functional currency adjustment	(65)	—	4,230	(223)	(1,289)	(7)	584	(556)	2,674
Transfers	18,755	—	(18,755)	—	—	—	—	—	—
Other non cash movement	—	—	—	—	—	(721)	—	—	(721)

At 1st October, 2001	2,941	—	323,136	(17,698)	(116,310)	(1,121)	—	(164,796)	26,152
Cash flow	(11,280)	—	(27,523)	17,602	114,524	549	—	112,623	206,495
Transfers	8,326	—	(1,318)	(7,008)	—	—	—	—	—
Exchange movement	—	—	(2,534)	—	1,502	—	—	2,910	1,878
Functional currency adjustment	14	—	21,250	(130)	(671)	(44)	—	(3,973)	16,446
Disposal	—	—	—	6,618	—	—	—	—	6,618
Other non cash movement	—	—	—	—	—	—	—	3,462	3,462

At 1st October, 2002	1	—	313,011	(616)	(955)	(616)	—	(49,774)	261,051
Cash flow	(1)	(8,538)	(215,400)	(102,472)	(191,613)	414	—	2,925	(514,685)
Exchange movement	—	—	—	—	88	(34)	—	—	54
Other non cash movements	—	—	—	—	—	—	—	264	264

At 30th September, 2003	—	(8,538)	97,611	(103,088)	(192,480)	(236)	—	(46,585)	(253,316)

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

Other non cash movements relate to new hire purchase agreements incepted in 2001 and to a release of loan note mark-up in 2002 and 2003.

82

Appendix 2 Financial Information on the Warner Chilcott Group

24 Capital commitments

	2003 $’000	2002 $’000	2001 $’000
Capital expenditure that has been contracted for but has not been provided for in the financial statements	—	1,455	2,346

25 Financial commitments

At 30th September, 2003 the Group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2003 $’000	Other 2003 $’000	Land and buildings 2002 $’000	Other 2002 $’000	Land and buildings 2001 $’000	Other 2001 $’000
Expiring within one year	—	650	—	90	80	267
Expiring between one and five years	933	—	1,195	428	1,112	350
Expiring in over five years	—	—	—	—	1,471	—

	933	650	1,195	518	2,663	617

26 Related parties

The Company has taken advantage of the exemption under Financial Reporting Standard 8 “Related party disclosures” (FRS 8) not to disclose related party transactions between wholly owned Group undertakings which are eliminated on consolidation.

During the year ended 30th September, 2003 Galen had business dealings with Elan Corporation plc (Elan). At 30th September, 2003 Elan and its subsidiaries held 3.8 per cent. of the Company’s share capital. In March 1999 Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott’s marketing rights to an extended-release nifedipine product. Under the agreement Warner Chilcott was entitled to receive royalties based upon United States sales of the product. In the year ended 30th September, 2003 royalties receivable totalled $0.5 million.

27 Post balance sheet event

In December, 2003, the Company sold its Pharmaceutical Development and Manufacturing Services business (PDMS), which formed part of Galen’s contract manufacturing business, to a company controlled by Dr. Allen McClay, a founder, former President and Director of Galen. As part of the agreement, the acquiring company has entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the UK and Irish markets. Galen received a cash consideration of $34 million (£20 million) for the sale of this business.

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Appendix 2 Financial Information on the Warner Chilcott Group

28 Summary of differences between UK and
     US generally accepted accounting principles (GAAP)

(1) Profit for the financial year and shareholders’ funds

The Group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders’ funds are set out in the tables below:

	Notes	2003 $’000	2002 $’000	2001 $’000
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial year under UK GAAP		94,036	135,892	19,087

US GAAP adjustments:
Amortisation of goodwill and intangibles	(i)(c)	19,686	20,955	8,263
Unwinding of discount on contingent consideration	(i)(b)	500	—	—
Depreciation on capitalisation of interest	(ii)	(53)	(53)	(53)
Inventory step up release	(i)(a)	—	—	(1,423)
Deferred taxation	(iii)	(19,754)	(11,735)	1,220
Compensation expense	(iv)	1,301	(322)	(4,912)
Deferred tax effect of US GAAP adjustments		439	439	(5,756)

US GAAP adjustments total		2,119	9,284	(2,661)

Profit for the financial period under US GAAP		96,155	145,176	16,426

Basic earnings per share under US GAAP	(vi)	$0.52	$0.78	$0.10

Diluted earnings per share under US GAAP	(vi)	$0.52	$0.78	$0.10

	Notes	2003 $’000	2002 $’000	2001 $’000
(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP
Equity shareholders’ funds under UK GAAP		1,121,902	1,058,268	888,081

US GAAP adjustments:
Acquisition accounting	(i)(a)	(114,896)	(133,382)	(146,284)
Functional currency adjustment	(i)(d)	21,906	—	—
Impact of discounted contingent consideration	(i)(b)	1,700	—	—
Capitalisation of interest	(ii)	2,501	2,554	2,434
Deferred taxation	(iii)	(43,318)	(24,200)	(10,664)
Employee benefit trust	(v)	(11,459)	(11,153)	(10,376)
Share premium account	(v)	11,459	11,153	10,376
Dividends	(viii)	7,330	5,767	4,616

US GAAP adjustments total		(124,777)	(149,261)	(149,898)

Equity shareholders’ funds under US GAAP		997,125	909,007	738,183

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Appendix 2 Financial Information on the Warner Chilcott Group

(i)	Business combinations

(a)	Acquisition accounting

This amount relates to the acquisition of Warner Chilcott on 29th September, 2000 and reflects differences in acquisition accounting between US GAAP and UK GAAP.

1 Share consideration

Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP, shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been less than on the UK GAAP basis.

2 Substitute options

Under US GAAP, the fair value of an acquiring company’s share options or warrants substituted for options or warrants of the acquiree is calculated using the Black Scholes option pricing model, which values the options at the date of announcement. Under UK GAAP, the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been less than on the UK GAAP basis.

3 Deferred compensation

Under US GAAP, any amounts attributed to deferred compensation in relation to specific unvested options is shown as a debit balance within shareholders’ equity. No such amount is recorded under UK GAAP.

4 Inventory step up release

Under US GAAP, stocks (inventory) acquired on takeover are restated to reflect their selling price less a margin for selling. Under UK GAAP, stocks acquired are valued at the lower of acquired cost and net realisable value. Under US GAAP, the amount of inventory step up is charged to cost of sales as the inventory is sold.

5 Workforce

Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period, deemed to be 7 years in this instance. No such workforce values are attributed under UK GAAP.

6 Other intangibles

Under US GAAP, value is attributed to intangibles which under UK GAAP might not be separately identifiable from goodwill, for example, amounts attributed to core development technologies in Warner Chilcott. Such amounts are amortised over the estimated lives of these assets.

7 In-process research and development

As part of the acquisitions of Bartholomew Rhodes in 1999 and of Warner Chilcott Limited in 2000, values were assigned to in-process research and development for drugs under development at the dates of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. Under UK GAAP these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill.

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Appendix 2 Financial Information on the Warner Chilcott Group

8 Deferred tax asset

Under US GAAP, where tax law allows the use of an acquired company’s brought forward tax losses in a restructured Group situation against future combined taxable income, a deferred tax asset may be recognised at acquisition based on an assessment of the combined enterprise’s past and anticipated future results of operations. Such an asset net of valuation allowance was recognised as a deferred tax asset in relation to Warner Chilcott Inc’s brought forward tax losses and goodwill was correspondingly reduced. No such asset was recognised under UK GAAP.

(b)	Contingent consideration

Under UK GAAP, amounts are included within creditors representing estimated contingent consideration payable in relation to product acquisitions during 2003. Under US GAAP, amounts related to contingent consideration are only included when the contingency is resolved.

Under UK GAAP the estimated contingent consideration is recorded at a discounted amount with the discount released to profit and loss account over the period of contingency. No such charge arises under US GAAP. The intangible asset amount relating to the contingent consideration is amortised under UK GAAP. Again under US GAAP, no charge arises.

(c)	Amortisation of goodwill and intangibles

This amount reflects the difference in the goodwill and intangibles amortisation charge for the three years ended 30th September, 2003 between US GAAP and UK GAAP as a result of the different accounting treatments impacting on goodwill and intangibles as detailed in (i)(a) and (i)(b). In the years ended 30th September, 2002 and 2003 there has been no goodwill amortisation charge under US GAAP following the adoption of SFAS 142 (see (3) below).

(d)	Functional currency adjustment

On adoption of the US dollar as the group’s functional currency from 1st October, 2002 a once off currency revaluation adjustment was made under UK GAAP in relation to non-monetary assets held by the Company’s Republic of Ireland subsidiary. No such adjustment was appropriate under US GAAP.

(ii)	Capitalisation of interest

Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii)	Deferred taxation

In connection with the acquisition of Warner Chilcott Limited, the Company acquired US federal income tax net operating loss carry forwards of approximately $62.0 million. At 30th September, 2003 the whole of these losses had been utilised. Under UK GAAP, no deferred tax asset was recognised at acquisition and no related tax charge was subsequently recorded. Under US GAAP taxation charges have been recorded in each of the three years ending 30th September, 2003.

(iv)	Share compensation expense

Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

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Appendix 2 Financial Information on the Warner Chilcott Group

Under US GAAP, the Company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Included in the compensation expense reconciling item for 2001 above is an amount of $3.88 million relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director.

(v)	Employee benefit trust

Under UK GAAP, shares held by the employee benefit trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders’ funds at the date of contribution.

(vi)	Earnings per share

Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 183,574,057 ordinary shares (2002: 185,244,963, 2001: 161,354,740), the weighted average number of ordinary shares in issue during the year excluding those held in the employee trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 184,504,240 (2002: 186,330,634, 2001: 164,160,276) reflecting the number of dilutive shares under option.

(vii)	Presentation of exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as “extraordinary” items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii)	Dividends

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

(2) Consolidated cash flow statement

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 (FRS 1 (Revised 1996)), whose objective and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (SFAS 95). The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e) acquisitions, (f) dividends paid, (g) management of liquid resources and (h) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating, (b) investing and (c) financing.

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Appendix 2 Financial Information on the Warner Chilcott Group

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS No. 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS No.95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95 cash equivalents, comprising short term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:

	2003 $’000	2002 $’000	2001 $’000
Net cash provided by operating activities	164,167	62,361	56,767
Net cash (used in)/provided by investing activities	(670,147)	163,052	(146,911)
Net cash provided by/(used in) financing activities	282,041	(257,207)	298,386

Net (decrease)/increase in cash and cash equivalents	(223,939)	(31,794)	208,242
Cash and cash equivalents at beginning of period	313,012	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	—	18,730	4,163

Cash and cash equivalents at end of period	89,073	313,012	326,076

(3) Recently issued accounting pronouncements

Effective 1st October, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after 1st July, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after 30th June, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and that the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914,000 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company’s acquisition of Warner Chilcott Limited.

The Company also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective 1st October, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results for the Company’s services operations disposed of during the year ended 30th September, 2002 have been treated as “discontinued operations”.

88

Appendix 2 Financial Information on the Warner Chilcott Group

On 30th April, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other amendments and rescissions, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after 15th May, 2002. Upon adoption of SFAS No. 145, the Company reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended 30th September, 2002 since they did not meet the criteria in Opinion 30 for classification as extraordinary items.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Exit or Disposal Activities (SFAS 146). SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is effective for exit or disposal activities of the Company that are initiated after 31st December, 2002. No such activities have occurred since that date.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before 16th December, 2003. In addition, SFAS 148 amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after 15th December, 2002. Early adoption was encouraged. Galen has adopted the disclosure requirement effective 1st October, 2002.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others” (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognise, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after 15th December, 2002 and the liability recognition is in effect for guarantees initiated after 31st December, 2002. The Company adopted FIN45 effective 1st October, 2002, and has determined that it does not have a material impact on the Company’s reported results of operations, financial positions or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 31st January, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after 15th June, 2003. Certain of the disclosure requirements apply in all financial statements issued after 31st January, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities and FIN 46 does not therefore apply.

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Appendix 2 Financial Information on the Warner Chilcott Group

In May 2003, the FASB issued Statement No 150, Accounting for Certain Financial Instruments with Characteristics of both liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after 31st May, 2003, and otherwise effective at the beginning of the first interim period beginning after 15th June, 2003. The adoption of SFAS 150 had no material impact on the results of operations and financial position of the Company.

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Appendix 2 Financial Information on the Warner Chilcott Group

Section 3: Financial information for the years ended 30th September, 2003 – US GAAP
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except per share data)

	30th September
	2003	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$89,073	$313,012	$326,076
Accounts receivable, net	38,042	32,869	26,577
Inventories	32,808	26,902	24,249
Deferred tax asset	—	7,718	13,600
Prepaid expense and other current assets	6,808	4,397	5,838
Current assets – discontinued operations	—	—	20,310

Total current assets	166,731	384,898	416,650

Property, plant and equipment, net	64,594	63,394	53,355
Property, plant and equipment, net - discontinued operations	—	—	80,067
Intangible assets, net	1,109,106	381,731	346,287
Goodwill, net	224,934	242,208	220,226
Goodwill, net - discontinued operations	—	—	33,454

Total assets	$1,565,365	$1,072,231	$1,150,039

LIABILITIES
Current Liabilities:
Accounts payable	$19,592	$14,007	$14,702
Accrued and other current liabilities	70,848	44,053	34,081
Current installments of long-term debt	103,088	616	10,983
Current installments of obligations under capital leases	233	392	538
Income taxes	17,442	11,052	1,386
Current liabilities – discontinued operations	—	—	25,301

Total current liabilities	211,203	70,120	86,991

Other Liabilities:
Long-term debt, excluding current installments	239,065	50,729	246,405
Long-term obligations under capital leases, excluding current installments	3	224	583
Deferred income taxes	112,038	35,962	32,783
Other non-current liabilities	5,931	6,189	4,939
Other non-current liabilities – discontinued operations	—	—	39,798

Total liabilities	568,240	163,224	411,499

Minority interest – discontinued operations	—	—	357

SHAREHOLDERS’ EQUITY
Ordinary shares, par value £0.10 per share; 250,000,000 (2002: 250,000,000; 2001: 250,000,000) shares authorised, 188,209,895 shares issued and outstanding at 30th September, 2003, 187,805,263 shares issued and outstanding at 30th September, 2002 and 189,311,298 shares issued and outstanding at 30th September, 2001	30,046	29,981	29,902
Additional paid-in capital	676,528	677,417	673,144
Retained earnings	278,720	191,806	53,982
Treasury stock	(23,638)	(23,893)	(11,444)
Accumulated other comprehensive income	35,469	33,696	(7,401)

Total shareholders’ equity	997,125	909,007	738,183

Total liabilities and shareholders’ equity	$1,565,365	$1,072,231	$1,150,039

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Appendix 2 Financial Information on the Warner Chilcott Group

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Year Ended 30th September
	2003	2002	2001
REVENUES
Products	$432,262	$235,221	$183,822
OPERATING EXPENSES
Cost of sales (excluding depreciation shown below)	72,656	51,550	44,243
Selling, general and administrative	135,875	64,530	64,760
Research and development	28,685	19,783	13,694
Depreciation	6,844	5,323	4,303
Amortization	42,323	19,497	26,185

Total operating expenses	286,383	160,683	153,185

OPERATING INCOME	145,879	74,538	30,637

OTHER INCOME (EXPENSE)
Interest income	3,188	10,816	6,319
Interest expense	(11,252)	(29,652)	(22,360)

Total other income (expense)	(8,064)	(18,836)	(16,041)

INCOME BEFORE TAXES	137,815	55,702	14,596

Provision for income taxes	41,660	18,654	6,011

INCOME FROM CONTINUING OPERATIONS	96,155	37,048	8,585

DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $2,213; 2001: $3,666)	—	7,037	7,841
Gain on disposal of discontinued operations (net of tax charge of $3,893)	—	101,091	—

NET INCOME	$96,155	$145,176	$16,426

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE:
– continuing operations	$0.52	$0.20	$0.05
– earnings from discontinued operations	—	0.04	0.05
– gain on disposal of discontinued operations	—	0.54	—

Basic and diluted net income per ordinary share	$0.52	$0.78	$0.10

BASIC NET INCOME PER ADS:
– continuing operations	$2.10	$0.80	$0.21
– earnings from discontinued operations	—	0.15	0.20
– gain on disposal of discontinued operations	—	2.18	—

Basic net income per ADS	$2.10	$3.13	$0.41

DILUTED NET INCOME PER ADS:
– continuing operations	$2.08	$0.80	$0.21
– earnings from discontinued operations	—	0.15	0.19
– gain on disposal of discontinued operations	—	2.17	—

Diluted net income per ADS	$2.08	$3.12	$0.40

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:

Basic	183,574,057	185,244,963	161,354,740

Diluted	184,504,240	186,330,634	164,160,276

WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
Basic	45,893,514	46,311,241	40,338,685

Diluted	46,126,060	46,582,659	41,040,069

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Appendix 2 Financial Information on the Warner Chilcott Group

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except per share data)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at 30th September, 2000	158,965,206	39,741,302	$25,498	$399,656	$42,568	$(11,950)	$(11,503)	$444,269
Net income	—	—	—	—	16,426	—	—	16,426
Dividends declared –$0.13 per ADS	—	—	—	—	(5,012)	—	—	(5,012)
Shares issued net of costs	30,346,092	7,586,523	4,404	269,081	—	—	—	273,485
Exchange difference	—	—	—	—	—	—	4,102	4,102
Treasury stock disposals	—	—	—	(506)	—	506	—	—
Stock compensation expense	—	—	—	4,913	—	—	—	4,913

Balance at 30th September, 2001	189,311,298	47,327,825	29,902	673,144	53,982	(11,444)	(7,401)	738,183
Net income	—	—	—	—	145,176	—	—	145,176
Dividends declared –$0.16 per ADS	—	—	—	—	(7,352)	—	—	(7,352)
Shares issued net of costs	543,965	135,991	79	3,973	—	—	—	4,052
Shares repurchased	(2,050,000)	(512,500)	—	—	—	(12,478)	—	(12,478)
Exchange difference	—	—	—	—	—	—	41,097	41,097
Treasury stock disposals	—	—	—	(29)	—	29	—	—
Stock compensation expense	—	—	—	329	—	—	—	329

Balance at 30th September, 2002	187,805,263	46,951,316	29,981	677,417	191,806	(23,893)	33,696	909,007
Net income	—	—	—	—	96,155	—	—	96,155
Dividends declared –$0.21 per ADS	—	—	—	—	(9,241)	—	—	(9,241)
Shares issued net of costs	404,632	101,158	65	470	—	—	—	535
Exchange difference	—	—	—	—	—	—	1,773	1,773
Treasury stock disposals	—	—	—	(255)	—	255	—	—
Stock compensation expense	—	—	—	(1,104)	—	—	—	(1,104)

Balance at 30th September, 2003	188,209,895	47,052,474	$30,046	$676,528	$278,720	$(23,638)	$35,469	$997,125

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Appendix 2 Financial Information on the Warner Chilcott Group

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Years Ended 30th September
	2003	2002	2001
NET INCOME	$96,155	$145,176	$16,426

Other comprehensive income:
Foreign currency translation adjustment	1,773	41,097	4,102

Other comprehensive income	1,773	41,097	4,102

COMPREHENSIVE INCOME	$97,928	$186,273	$20,528

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Appendix 2 Financial Information on the Warner Chilcott Group

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years Ended 30th September
	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$96,155	$145,176	$16,426
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,844	8,751	8,902
Amortization	42,323	19,497	27,269
Profit on sale of businesses	—	(104,984)	—
Loss on sale of assets	240	—	37
Amortization of government grants	(1,135)	(1,576)	(2,016)
Loan notes premium adjustment	(265)	(3,723)	—
Stock compensation expense	(1,301)	323	4,913
Minority interest	—	47	177
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(7,584)	(12,859)	(8,387)
Increase in inventories	(5,906)	(3,005)	(2,098)
Increase in accounts payable, accrued liabilities and other liabilities	24,851	4,535	10,389
Income taxes	10,528	19,357	2,572
Foreign exchange (loss)/gain	(673)	1,839	(5,271)

Net cash provided by operating activities	164,077	73,378	52,913

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(664,229)	(42,037)	(93,898)
Purchase of fixed assets	(6,164)	(17,301)	(23,568)
Proceeds from sale of businesses	—	228,574	—
Deferred consideration and acquisition costs	(324)	(8,772)	(23,705)
Proceeds from sale of fixed assets	40	—	367

Net cash (used in)/provided by investing activities	(670,677)	160,464	(140,804)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan notes repaid	(2,925)	(111,300)	(40,300)
Long-term debt obtained	350,000	—	72,382
Long-term debt repaid	(55,915)	(138,010)	—
Payments under capital leases	(414)	(557)	(577)
Purchase of own shares	—	(12,478)	—
Proceeds from share capital issue, net of expenses	535	156	272,993
Cash dividends paid	(9,241)	(7,352)	(5,012)
Government grants received	530	2,241	659

Net cash provided by/(used in) financing activities	282,570	(267,300)	300,145

Net (decrease)/increase in cash and cash equivalents	(224,030)	(33,458)	212,254
Cash and cash equivalents, beginning of year	313,012	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	91	20,394	151

Cash and cash equivalents, end of year	$89,073	$313,012	$326,076

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$11,502	$35,187	$25,752
Income taxes paid	$31,243	$6,636	$1,609
Non-cash investing and financing activities
Acquisitions of equipment through capital leases	$—	$—	$710
Common stock issued for acquisitions	$—	$956	$—
Acquisition of fixed assets through accrued liabilities	$8,436	$—	$—

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Appendix 2 Financial Information on the Warner Chilcott Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Dollars in Thousands Unless Otherwise Noted (Except Per Share Data)

1 Summary of Significant Accounting Policies

Description of Operations and Principles of Consolidation

Galen Holdings PLC (Galen or the Company) is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on NASDAQ® in September 2000. Galen is an international pharmaceutical company focused principally on the therapeutic areas of women’s healthcare and dermatology. Galen’s pharmaceutical products are promoted by the Company’s sales and marketing organizations in the United States, United Kingdom and Republic of Ireland.

The consolidated financial statements include the financial statements of Galen and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the years 2000 through 2003 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company’s acquisitions is provided in Note 2.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Foreign Currency

The Company has operations in the United States, United Kingdom and the Republic of Ireland. Generally, the Company generates revenues and incurs expenses as follows: U.S. dollars in the United States and the Republic of Ireland, and pounds sterling in the United Kingdom. The Company has determined that the functional currency of each operation is the respective local currency, with the exception of the parent Company and Galen (Chemicals), a Republic of Ireland subsidiary whose functional currency is the U.S. dollar. The results of our overseas operations, whose functional currencies are not the U.S. dollar, are translated at the average rate of exchange during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholders’ equity and are included as a component of comprehensive income.

Revenue Recognition

Revenue from product sales is recognized upon shipment of products to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, value-added tax and similar taxes, and intercompany transactions.

Research and Development

Research and development costs are expensed as incurred.

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Appendix 2 Financial Information on the Warner Chilcott Group

Pensions and 401(K) Plan

Retirement benefits are provided for U.K. employees through a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Company in an independently administered scheme. Contributions are charged to the income statement as they become payable. The Company also makes contributions to a 401(k) savings plan for its U.S. employees (see Note 21).

Stock Based Compensation

The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and includes appropriate disclosures as required by Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”.

Revenue Grants

Revenue grants relating to research and development expenditures are credited in the statement of operations as a reduction of operating expenses in the period in which the related expenditure is incurred.

Capital Grants

Capital grants are recorded as deferred revenue and are amortized to the income statement over the expected useful lives of the related assets.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is computed as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Financial Instruments

The Company did not have derivative financial instruments at any time during the fiscal year; disclosure is therefore limited to primary financial instruments. The Company considers all liquid interest earning investments with original maturities of ninety days or less to be cash equivalents. Investments with maturities between ninety days and one year are considered short-term investments. Cash, cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates market value.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labour and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts with original maturities of three months or less.

Property, Plant and Equipment

The cost of fixed assets is their purchase cost together with any incidental expenses of acquisition. Plant, property and equipment are depreciated over their estimated useful lives. Interest incurred as part of the cost

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Appendix 2 Financial Information on the Warner Chilcott Group

of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The estimated useful lives used by the Company to calculate depreciation are:

Life in Years

Buildings	50
Plant and machinery	10
Motor vehicles	4
Fixtures and fittings	5 to 10

Assets acquired under capital leases are included in the balance sheet as fixed assets and are depreciated over the shorter of the period of the lease or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to give a constant charge on the balance of the capital repayments outstanding.

Intangible Assets and Goodwill

Intangible assets include trademarks, patents and other intellectual property acquired by the Company, and are being amortized on a straight-line basis over 20 years. Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. To the extent that this estimation indicates that undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flows. Otherwise, no loss is recognized. Goodwill represents costs in excess of the fair value of net assets of businesses acquired by the Company.

Effective 1st October, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company’s acquisition of Warner Chilcott. Pursuant to SFAS 142, the Company’s goodwill is no longer amortized effective 1st October, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of 30th June, 2003 and has determined that goodwill has not been impaired.

New Accounting Pronouncements

Galen adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective 1st October, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen’s Pharmaceutical Services operating segment, divested during the year ended 30th September, 2002, were treated as “discontinued operations.”

On 30th April, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an

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Appendix 2 Financial Information on the Warner Chilcott Group

extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after 15th May, 2002. Upon adoption of SFAS No. 145, the Company reclassifed the losses on extinguishments of debt that were classified as extraordinary items in the year ended 30th September, 2002 since they did not meet the criteria in Opinion 30 for classification as extraordinary items.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities of the Company that are initiated after 31st December, 2002. No such activities have occurred since that date.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year ending after 15th December, 2002. In addition, SFAS 148 amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after 15th December, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective 1st October, 2002.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after 15th December, 2002 and the liability recognition is in effect for guarantees initiated after 31st December, 2002. The Company adopted FIN 45 effective 1st October, 2002, and has determined that it does not have a material impact on the Company’s reported results of operations, financial positions or cash flows.

In December 2003, the FASB issued revised Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). In general, a variable interest entity is an entity with a level of invested equity that is not sufficient to fund future activities to permit it to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities no later than the end of the first reporting period that ends after 15th March, 2004. FIN 46 applies to those entities that are considered special purpose entities no later than as of the end of the first reporting period that ends after 15th December, 2003. The Company does not have any variable interest entities or special purpose entities.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after 31st May, 2003, and otherwise effective at the beginning of the

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Appendix 2 Financial Information on the Warner Chilcott Group

first interim period beginning after 15th June, 2003. The adoption of SFAS 150 has no material impact on the results of operations and financial position of the Company.

2 Acquisitions

Year Ended 30th September, 2003

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem® from Eli Lilly and Company (Lilly) for cash consideration of approximately $295,000. Sarafem® is a treatment for premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $338,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

In March, 2003, the Company acquired two oral contraceptives, Estrostep® and Loestrin®, from Pfizer, Inc. (Pfizer) for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep® retains market exclusivity during the life of its patent. The products are manufactured at Pfizer’s manufacturing facility in Fajardo, Puerto Rico. Galen’s purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen also entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer’s offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The asset value has been increased to $226,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the products’ estimated useful lives.

In April, 2003 the Company entered into a strategic alliance in dermatology with Bristol-Myers Squibb (Bristol-Myers) and LEO Pharma A/S (Leo Pharma). In connection with this alliance, the Company capitalized payments to Leo Pharma of $5,000 in fiscal year 2003 in addition to $2,000 which had been paid in the prior year. These amounts are being amortized over 20 years, the intangible asset’s estimated useful life.

In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt®, from Pfizer for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt® retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. (Duramed), a wholly owned subsidiary of Barr Laboratories, manufactures and packages femhrt® under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until 24th September, 2007 and provides for two additional one-year renewal terms. femhrt® is also packaged at Pfizer’s manufacturing facility in Fajardo, Puerto Rico. Galen’s purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-

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Appendix 2 Financial Information on the Warner Chilcott Group

how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The asset value has been increased to $185,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the product’s estimated useful life.

Year Ended 30 September 2002

In March 2002, Galen purchased Duricef®, an antibiotic, and Moisturel®, a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products’ estimated useful life.

Year Ended 30 September 2001

In June 2001, Galen purchased Estrace® tablets, a branded estrogen therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product’s estimated useful life.

Unaudited Pro Forma Information

The following unaudited pro forma information for the years ended 30th September 2003 and 2002 presents the Company’s results of operations assuming the Company’s acquisitions of Estrostep®, Loestrin®, femhrt®, and Sarafem® were completed as of 1st October, 2001. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of 1st October, 2001, or of future results of operations of the consolidated entities.

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Appendix 2 Financial Information on the Warner Chilcott Group

	For the Years Ended 30th September
	2003	2002
Revenue	$562,137	$545,873

Cost of sales	83,997	79,743
Operating expenses	224,137	218,460
Amortization	58,223	56,947

Total operating expenses	366,357	355,150

Operating income	195,780	190,723

Net interest expense	12,725	27,831
Provision for income taxes	48,446	39,020

Income from Continuing Operations	134,609	123,872

Discontinued operations, net of tax charge	—	108,128

Net income	$134,609	$232,000

Net income per ADS - Basic	$2.93	$5.01

Net income per ADS - Diluted	$2.92	$4.98

Weighted average ADS equivalents outstanding:
Basic	45,893,514	46,311,241

Diluted	46,126,060	46,582,659

3 Divestitures

During the year ended 30th September, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services (CSS), Clinical Trial Services (CTS) and Interactive Clinical Technologies, Inc. (ICTI). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of this transaction Mr. Alan Armstrong, President of Galen’s Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company used the proceeds from these transactions in 2003 to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which is included in the Company’s Statement of Operations for the year ended 30th September, 2002. Also included in the Company’s results for the year ended 30th September, 2002 are related taxes amounting to $3,893.

Chemical Synthesis Services (“CSS”)

CSS consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provided integrated services from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical syntheses. CSS is based in Northern Ireland and had revenue of $7,500 in the year ended 30th September, 2001. In anticipation of the transaction, Galen purchased the 24 per cent. minority interest in QuChem Limited that it did not already own for consideration of approximately $960.

Clinical Trial Services

CTS consisted of Gaelta Research and Development Limited and Galen, Inc., both of which were Galen subsidiaries. Based in Northern Ireland, CTS provided clinical packaging services to pharmaceutical companies that chose to outsource their manufacturing, packaging and distribution of both active drugs and

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placebos to targeted clinical trial patients, and analytical services. CTS also operated facilities in Audubon, Pennsylvania, and in Durham, North Carolina, where it offered specialized clinical packaging services to pharmaceutical companies. CTS had revenue of $58,700 in the year ended 30th September, 2001.

Interactive Clinical Technologies, Inc.

ICTI provided interactive voice response systems for clinical trial management from its bases in Yardley, Pennsylvania, San Francisco, California, and Maidenhead in the U.K. ICTI had revenue of $13,521 in the year ended 30th September, 2001.

Following are the assets and liabilities of the discontinued operations as of the respective disposal dates:

Disposal date	CSS 31st December, 2001	CTS 31st May, 2002	ICTI 23rd August, 2002

Fixed assets	$25,685	$53,068	$3,056
Goodwill	580	14,276	19,179
Current assets	2,201	23,500	5,273
Current liabilities	(2,324)	(17,312)	(6,124)
Deferred income	(1,290)	(1,914)	(1,472)

Net assets of discontinued operations	$24,852	$71,618	$19,912

4 Cash and Cash Equivalents

	As of 30th September
	2003	2002	2001

Cash at bank and in hand	$—	$1	$2,941
Short term deposits	89,073	313,011	323,135

Cash and cash equivalents	$89,073	$313,012	$326,076

5 Accounts Receivable

	As of 30th September
	2003	2002	2001

Trade receivables	$38,753	$34,530	$27,711
Less allowance for doubtful accunts	711	1,661	1,134

Trade receivables, net	$38,042	$32,869	$26,577

6 Inventory

	As of 30th September
	2003	2002	2001

Finished goods	$20,600	$14,457	$13,373
Raw materials	12,208	12,445	10,876

Inventories	$32,808	$26,902	$24,249

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Appendix 2 Financial Information on the Warner Chilcott Group

7 Prepaid Expense and Other Current Assets

	As of 30th September
	2003	2002	2001
Prepaid expense	$6,612	$3,018	$4,545
Other current assets	196	1,379	1,293

Prepaid expense and other current assets	$6,808	$4,397	$5,838

8 Property, Plant and Equipment, Net

	As of 30th September
	2003	2002	2001
Land and buildings	$42,048	$38,161	$30,099
Plant and machinery	43,640	40,872	35,552
Fixtures and fittings	13,192	11,927	9,539
Motor vehicles	708	584	580

	99,588	91,544	75,770
Less accumulated depreciation	34,994	28,150	22,415

Property, plant and equipment, net	$64,594	$63,394	$53,355

Depreciation expense of continuing operations for the years ended 30th September, 2003, 2002 and 2001was $6,844, $5,323, and $4,303, respectively. Included in the above table are the following amounts in relation to capital leases:

	As of 30th September
	2003	2002	2001
Plant and machinery	$2,656	$2,939	$2,741
Less accumulated depreciation	1,159	947	638

	$1,497	$1,992	$2,103

9 Intangible Assets

Amortizable intangible assets were as follows:

	Product Specific Assets	Trademarks	TotaL Intangible Assets

30th September, 2003:
Net book value	$1,086,050	$23,056	$1,109,106

Accumulated amortization	$71,398	$4,068	$75,466

30th September, 2002:
Net book value	$357,319	$24,412	$381,731

Accumulated amortization	$30,431	$2,712	$33,143

30th September, 2001:
Net book value	$320,519	$25,768	$346,287

Accumulated amortization	$12,290	$1,356	$13,646

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Appendix 2 Financial Information on the Warner Chilcott Group

These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the years ended 30th September, 2003, 2002 and 2001 amounted to $42,323, $19,497 and $13,156 respectively. Following is the estimated aggregate amortization expense for the Company’s next five fiscal years:

Year Ending 30th September
2004	$59,500
2005	$59,500
2006	$59,500
2007	$59,500
2008	$59,500

Following are the changes in goodwill:

Balance as of 30th September, 2001		$253,680
Plus:	Reclassification of assembled workforce	2,914
	Foreign currency translation adjustment	22,377
	Pricing on acquisition of minority interests	580
Less:	Elimination of accrued consideration	(2,144)
	Deferred tax adjustment on assembled workforce	(1,164)
	Sale of Services businesses	(34,035)

Balance as of 30th September, 2002		$242,208
Less:	Reduction of valuation allowance for net operating loss carry forwards	(17,274)

Balance as of 30th September, 2003		$224,934

The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2001:

	Year Ended 30th September
	2003	2002	2001

Reported net income	$96,155	$145,176	$16,426
Add back: Goodwill amortization, net of tax	—	—	12,977

Adjusted net income	$96,155	$145,176	$29,403

Basic earnings per ADS:
Reported net income	$2.10	$3.13	$0.41
Goodwill amortization, net of tax	—	—	0.32

Adjusted net income	$2.10	$3.13	$0.73

Diluted earnings per ADS:
Reported net income	$2.08	$3.12	$0.40
Goodwill amortization, net of tax	—	—	0.32

Adjusted net income	$2.08	$3.12	$0.72

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Appendix 2 Financial Information on the Warner Chilcott Group

10 Accrued and Other Liabilities

	As of 30th September
	2003	2002	2001

Accrued transaction costs	—	$7,102	$6,174
Other accrued expenses	70,848	36,951	27,907

Accrued and other current liabilities	$70,848	$44,053	$34,081

11 Long-Term Debt and Capital Leases

	As of 30th September
	2003	2002	2001

Long-term debt	$342,153	$51,345	$257,388
Less: current installments	103,088	616	10,983

Long-term debt, excluding current installments	239,065	50,729	246,405

Capital leases	236	616	1,121
Less: current installments	233	392	538

Capital leases, excluding current installments	3	224	583

Long-term debt and capital leases, excluding current installments	$239,068	$50,953	$246,988

Long-term debt consists of:

	As of 30th September
	2003	2002	2001

Term loans – at variable interest rates	$294,991	$788	$91,659
– at fixed interest rate (8.00%)	577	783	933
Warner Chilcott senior notes due 2008 – $45,475 principal amount (2002: $48,400), 12.625%	46,585	49,774	164,796

	$342,153	$51,345	$257,388

The weighted average interest rates at 30th September, 2003 were 8.0 per cent. and 2.5 per cent., respectively, for fixed and variable-rate term loans (2002: 8.0 per cent. and 4.6 per cent., 2001: 9.0 per cent. and 6.6 per cent.). The term loans are subject to circular and cross guarantees and indemnities.

Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at 30th September, 2003 amount to:

	Variable Rate Bank Debt	Fixed Rate Bank Debt	Fixed Rate Notes	Capital Leases	As of 30th September, 2003

2004	$102,813	$275	$—	$233	$103,321
2005	102,646	302	—	3	102,951
2006	60,813	—	—	—	60,813
2007	19,146	—	—	—	19,146
2008	9,573	—	46,585	—	56,158
Thereafter	—	—	—	—	—

	$294,991	$577	$46,585	$236	$342,389

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Appendix 2 Financial Information on the Warner Chilcott Group

Capital lease obligations for plant and machinery as of 30th September, 2003 were as follows:

2004	$235
2005	3
2006	—
2007	—
2008	—

238
Less interest element	2

$236

Warner Chilcott Senior Notes Due 2008

Warner Chilcott, Inc. (“WCI”) at the time of its acquisition by Galen on 29th September, 2000 had $200,000 principal amount of 12 5/8 per cent. senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc (“Warner Chilcott”), WCI’s direct parent. In March 2001, Galen unconditionally guaranteed the notes.

Interest payments on the notes are due semi-annually in arrears on 15th February and 15th August. The senior notes are due in February, 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning on 15th February, 2004 at redemption prices that decrease annually and range from 106.3125 per cent. to 100 per cent. of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries’ ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101 per cent. of the principal amount plus accrued interest. Galen’s acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20 per cent. of the note holders elected to tender their notes under this provision and, on 13th December, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the two years ended 30th September, 2003 and 2002, Galen and its affiliates purchased a total of $114,225 of principal amount of the senior notes in privately negotiated transactions for $131,328 plus accrued interest. On 18th December, 2003, WCI gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on 15th February, 2004.

As of 30th September, 2003 the notes are shown on Galen’s consolidated balance sheet at $46,585, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen’s purchase of $114,225 principal amount during the two years ended 30th September, 2003 and 2002 in privately negotiated transactions, and accumulated premium amortization.

12 Financial Instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash and Cash Equivalents – carrying amount approximates fair value due to the short-term nature of these items.

Accounts Receivable – carrying amount approximates fair value due to the short-term nature of these instruments.

Accounts and Notes Payable – carrying amount approximates fair value due to the short-term nature of these instruments.

Long Term Debt – the fair value of long-term debt is estimated, based on discounted future cash flows using currently available interest rates.

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Appendix 2 Financial Information on the Warner Chilcott Group

Senior Notes – the fair value of the Warner Chilcott senior notes is based on their redemption price in 2004.

Set out below is a comparison by category of book values and fair values of the Company’s financial assets and liabilities as of 30th September, 2003 and 2002:

30th September, 2003	Book Value	Fair Value

Financial assets	$89,073	$89,073
Short-term borrowings	$103,321	$103,321
Long-term borrowings	$239,068	$240,854

30th September, 2002	Book Value	Fair Value

Financial assets	$313,012	$313,012
Short-term borrowings	$1,008	$1,008
Long-term borrowings	$50,953	$58,391

30th September, 2001	Book Value	Fair Value

Financial assets	$326,076	$326,076
Short-term borrowings	$11,521	$11,521
Long-term borrowings	$246,988	$259,885

The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at 30th September, 2003, 2002 and 2001 had been entered into at market rates at that time.

13 Share Capital and Retained Earnings

The Company has 250,000,000 ordinary shares, par value 10 pence, authorized of which 188,209,895 were issued and outstanding as of 30th September, 2003. Galen shares trade in the United States in American Depositary Share (“ADS”) form with each comprised of four ordinary shares. On an ADS equivalent basis, the Company would have 62,500,000 equivalent ADSs authorized of which 47,052,473 would have been issued and outstanding as of 30 September 2003. During the year ended 30th September, 2002, 2,050,000 ordinary shares were repurchased for a total of $12,600. No shares were repurchased in the year ended 30th September, 2003.

In November 1999, Galen placed 6,000,000 ordinary shares (the equivalent of 1,500,000 ADSs) and received net proceeds of $56,800. On 29th September, 2000 Galen issued 31,698,554 ordinary shares (the equivalent of 7,924,639 ADSs) in exchange for all of the outstanding shares of Warner Chilcott. In July 2001, Galen completed an International Offer in which 26,490,011 ordinary shares were placed (the equivalent of 6,622,503 ADSs) and received approximately $268,250, net of fees.

As part of the Warner Chilcott acquisition, Galen also issued options and warrants to purchase Galen ordinary shares and ADSs to former holders of options and warrants to purchase Warner Chilcott shares. In the aggregate, Galen issued options and warrants over 10,254,040 Galen ordinary shares (the equivalent of 2,563,510 ADSs). Most of the options and warrants issued in exchange for Warner Chilcott options and warrants had been issued by Warner Chilcott to officers, employees and consultants, details of which are contained in Footnote 14 “Stock Compensation Plans.” As of 30th September, 2002, all Galen warrants issued to former Warner Chilcott investors were cancelled either by exercise or expiry.

Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at 30th September, 2003 were $164,134.

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Appendix 2 Financial Information on the Warner Chilcott Group

14 Stock Compensation Plans

Share Option Schemes

The following share option schemes were established in 1996:

–	The Galen Approved Executive Share Option Scheme

–	The Galen Unapproved Executive Share Option Scheme

–	The Galen Savings Related Share Option Scheme

The Galen 2000 US Option Scheme was established in 2000. The Galen Inc Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

A summary of the main terms of the schemes is set out below.

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme (the “Executive Schemes”)

These are discretionary share schemes, one of which has been approved by the U.K. Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of Galen or any of its subsidiaries.

Options may be exercised between the third and tenth anniversaries of their date of grant. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

The number of options that may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees’ share schemes established by the Company would exceed 10 per cent. of the Company’s issued share capital on the day preceding the proposed grant date; or

(ii)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under the Executive Schemes, the U.S. Share Scheme and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5 per cent. of the Company’s issued share capital on the day preceding the proposed grant date; or

(iii)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 3 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees’ share schemes established by the Company would exceed 3 per cent. of the Company’s issued share capital at that time.

No further options may be granted to an individual if as a result the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company share option scheme (other than the Savings Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed £30,000.

The Galen Savings Related Share Option Scheme (the “SAYE Scheme”)

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. This scheme is made available for U.K and Republic of Ireland employees of the Company and its

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Appendix 2 Financial Information on the Warner Chilcott Group

subsidiaries with more than 1 year continuous employment. The exercise price is not less than the higher of the nominal value of the share and 80 per cent. of the middle market quotation on the day immediately preceding the date on which the Company issues invitations to eligible employees to participate in the SAYE Scheme. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

No further options may be granted if, as a result:

(i)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous ten years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees’ share schemes established by the Company would exceed 10 per cent. of the Company’s issued share capital; or

(ii)

the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees’ share schemes established by the Company would exceed 5 per cent. of the Company’s issued share capital.

The Galen 2000 U.S. Option Scheme (the “U.S. Share Scheme”)

Pursuant to the terms of the U.S. Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company’s U.S. subsidiaries.

On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

(i)

the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees’ share schemes established by the Company would exceed 10 per cent. of the issued ordinary share capital of the Company on the day preceding that date;

(ii)

the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5 per cent. of the issued ordinary share capital of the Company on the day preceding that date;

(iii)

the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted in the previous three years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees’ share schemes established by the Company would exceed 3 per cent. of the issued ordinary share capital of the Company on the day preceding that date.

The maximum number of Ordinary Shares that may be granted in ADS form as incentive stock options under the U.S. Share Scheme is 6,363,332 Ordinary Shares.

There are no limits on the maximum number of ADSs which may be the subject of an option granted under the U.S. Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100 per cent. of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the earliest of the tenth anniversary of the date of grant or after a specified period following the participant’s separation from the Company.

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Appendix 2 Financial Information on the Warner Chilcott Group

Schedule of Compensatory Share Options and Warrants (in terms of equivalent ADSs)

		Exercise Price per ADS
	ADSs Subject to Option	Range	Weighted Average

Balance at 30th September, 2000	1,644,137	$1.60 – $49.35	$24.30
Granted	583,923	$38.20 – $48.39	$45.63
Exercised	(441,497)	$9.60 – $49.35	$16.82
Cancelled	(14,792)	$10.80 – $49.35	$37.35

Balance at 30th September, 2001	1,771,771	$1.60 – $49.35	$32.87
Granted	662,859	$27.99 – $45.27	$43.18
Exercised	(92,494)	$10.80 – $32.00	$22.80
Cancelled	(237,432)	$11.20 – $51.53	$43.24

Balance at 30th September, 2002	2,104,704	$1.60 – $51.53	$34.55
Granted	935,270	$22.89 – $35.00	$28.80
Exercised	(202,007)	$10.80 – $41.20	$16.65
Cancelled	(291,201)	$17.02 – $54.68	$43.79

Balance at 30th September, 2003	2,546,766	$1.60 – $54.68	$33.18

Exercisable at 30th September, 2003	1,295,683	$1.60 – $49.35	$31.97

Schedule of Compensatory Share Option and Warrants Grouped by Exercise Price Range (in terms of equivalent ADSs)

	Range of Exercise Price
	$1.60 to $15.99	$16.00 to $29.99	$30.00 to $41.99	$42.00 to $54.68	Total

Number of ADSs subject to options/warrants	279,427	856,043	864,238	547,058	2,546,766
Weighted average exercise price	$12.93	$27.94	$35.45	$48.28	$33.18
Weighted average remaining contractual life (years)	3.9	8.0	6.9	6.0	6.7
Number of exercisable options/warrants	279,427	241,249	476,662	298,345	1,295,683
Weighted average exercise price for exercisable options and warrants	$12.93	$27.33	$35.65	$47.70	$31.97

Options issued over ordinary shares have been converted to an equivalent number of options over ADSs by dividing the number of ordinary shares subject to such options by four and multiplying the option exercise price by four. Exercise prices of options denominated in pounds have been converted to a U.S. dollar equivalent in the above tables using the pound/U.S. dollar exchange rate as of 30th September, 2003.

The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Accordingly, the Company recorded compensation expense related to the performance provisions of certain share options. This expense amounted to $(1,301), $323 and $4,913 for the fiscal years ending 30th September, 2003, 2002 and 2001, respectively. Had the Company determined compensation expense based on the fair value of options and warrants issued at the grant date under SFAS No. 123, the Company’s net income and net income per ADS would have differed from the reported amounts as indicated below.

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Appendix 2 Financial Information on the Warner Chilcott Group

	For the Years Ended 30th September
	2003	2002	2001

Net Income as reported	$96,155	$145,176	$16,426
Add back: Compensation expense recognised during the year, net of tax effect	$(671)	$210	$3,555
Proforma compensation expense, net of tax effect	$(4,314)	$(3,918)	$(4,135)

Proforma net income	$91,170	$141,468	$15,846

Proforma net income per ADS:
Basic	$1.99	$3.06	$0.39

Diluted	$1.98	$3.04	$0.39

Weighted average ADS equivalents outstanding:
Basic	45,893,514	46,311,241	40,338,685

Diluted	46,126,060	46,582,659	41,040,069

SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:

	For the Years Ended 30th September
	2003	2002	2001

Per share fair value of options	$10.93	$15.65	$16.76
Option life	4.65 years	4.65 years	4.35 years
Risk free interest rate	3.1%	3.2%	3.5%
Volatility	40.9%	41.0%	37.0%
Dividend yield	0.46%	0.46%	0.25%

In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

15 Treasury Stock

Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the Trust), which was established by the Company’s founder, Dr McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company’s share schemes. Dividends have not been waived by the Trust. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADS equivalents) to the Trust on its establishment. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary share ($9.72 per ADS). At 30th September, 2003 there were 4,592,720 (2002: 4,721,241, 2001: 4,709,353) ordinary shares, or 1,148,180 (2002: 1,180,310, 2001: 1,177,338), ADS equivalents, held by the Trust.

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Appendix 2 Financial Information on the Warner Chilcott Group

16 Leases

The Company leases land and buildings and motor vehicles under operating leases. The Company’s commitments under the non-cancellable portion of all operating leases for the next five years as of 30th September, 2003 are:

2004	$1,227
2005	730
2006	969
2007	1,057
2008	976

$4,959

Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $1,626, $1,657, and $1,023 for the years ended 30th September, 2003, 2002 and 2001, respectively.

17 Income Taxes

Galen Holdings operates in three primary tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. The majority of Galen’s taxable income for the periods presented are derived from the United States, the United Kingdom and the Republic of Ireland. The following table shows the principal reasons for the difference between the effective tax rate and the U.K. statutory income tax rate.

	For the Years Ended 30th September
	2003	2002	2001
UK statutory income tax rate	30.0%	30.0%	30.0%
Income before taxes	$137,815	$55,702	$14,596

Income tax at UK statutory rate	41,345	16,711	4,379
Non-deductible expense:
Amortization of UK goodwill	—	—	934
Non-cash compensation expense	149	97	1,473
Legal, entertainment and other	4,543	378	211
Effect of foreign tax rates (net)	(3,265)	1,997	—
Non-taxable UK grant income	(341)	(473)	(459)
Other differences (net)	(771)	(56)	(527)

Provision for income taxes	$41,660	$18,654	$6,011

Effective income tax rate	30.2%	33.5%	41.2%

113

Appendix 2 Financial Information on the Warner Chilcott Group

The U.K., the Republic of Ireland and U.S. components of income before taxes and the provisions for income taxes are presented in the table below:

	For the Years Ended 30th September
	2003	2002	2001

Income (loss) before taxes:
United Kingdom	$9,130	$7,962	$(3,023)
Republic of Ireland	65,391	17,903	8,100
United States	63,294	29,837	9,519

Total	$137,815	$55,702	$14,596

Provision for current income taxes:
United Kingdom	$2,754	$4,755	$(90)
Republic of Ireland	21,941	3,459	584
United States federal tax	5,866	74	—
United States state and local taxes	195	42	—

Total	$30,756	$8,330	$494

Provision for deferred income taxes:
United Kingdom	$2,472	$3,203	$(1,635)
Republic of Ireland	(10,632)	(985)	—
United States federal tax	15,468	6,986	5,706
United States state and local taxes	3,596	1,120	1,446

Total	$10,904	$10,324	$5,517

Total provision for income taxes	$41,660	$18,654	$6,011

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

The items giving rise to deferred tax liabilities and assets are summarised in the following table:

	As of 30th September
	2003	2002	2001

Deferred Tax Liabilities:
Property, plant and equipment allowances	$6,849	$6,159	$16,772
Intangibles and other (net)	105,189	29,803	16,011

Net deferred tax liability	$112,038	$35,962	$32,783

Deferred Tax Assets:
US federal income tax net operating loss carryforwards	$—	$23,635	$25,848
Valuation allowance for net operating loss carryforwards	—	(17,274)	(13,605)

	—	6,361	12,243
Share compensation expense	—	1,357	1,357

Net deferred tax asset	$—	$7,718	$13,600

In connection with the acquisition of Warner Chilcott, completed on 29th September, 2000, the Company acquired U.S. federal income tax net operating loss carryforwards of approximately $62,000. At 30th September, 2003 all loss carryforwards had been utilised.

The deferred tax asset amount relating to share compensation expense was based on the intrinsic value of share options, the terms of which were modified on the cessation of employment of an executive. These options have now been exercised.

114

Appendix 2 Financial Information on the Warner Chilcott Group

18 Concentration of Credit Risk and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers, distributors and direct to certain retailers. The following table shows significant customer sales as a percentage of revenue from continuing operations. Amounts receivable from Customer A as of 30th September, 2003 and 2002 totaled $7,122 and $4,363, respectively. As of 30th September, 2003 and 2002, amounts receivable from Customer B totaled $3,077 and $2,932, respectively.

	For the Years Ended 30 September
	2003	2002	2001
Customer A	17%	14%	13%
Customer B	27%	12%	—

Net sales of the following pharmaceutical products accounted for more than 10 per cent. of revenue from continuing operations:

	For the Years Ended 30 September
	2003	2002	2001
Sarafem ® (1)	14%	—	—
Ovcon ® 35 and 50	14%	19%	20%
Doryx ®	13%	18%	11%
Estrace ® cream	10%	16%	16%

(1)

Acquired by Galen during fiscal 2003. Accordingly, only a partial year of revenue for this product is included in the Company’s consolidated results for the year ended 30th September, 2003, and no corresponding revenue was included in the Company’s results for the year ended 30th September, 2002 and 2001.

115

Appendix 2 Financial Information on the Warner Chilcott Group

19 Consolidating Schedule

Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as of 30th September, 2003, and for the years ended 30th September, 2003, 2002 and 2001:

	Galen Holdings PLC	Warner Chilcott, plc	Warner Chilcott, Inc.	Other Subsidiary Companies	Elimination Entries	Consolidated

30TH SEPTEMBER, 2003
Balance Sheet Data:

Assets
Cash and cash equivalents	$30,395	$—	$63,235	$(4,557)	$—	$89,073
Accounts receivable, net	—	—	31,172	6,870	—	38,042
Inventories	—	—	72,578	18,946	(58,716)	32,808
Inter-company receivable (payable)	433,290	(20,713)	20,574	(433,151)	—	—
Other assets	747	—	5,047	2,861	(1,847)	6,808

Current assets	$464,432	$(20,713)	$192,606	$(409,031)	$(60,563)	$166,731

Property, plant and equipment, net	$—	$—	$2,866	$61,728	$—	$64,594
Intangible assets (net) & goodwill	$—	$—	$349,386	$984,654	$—	$1,334,040
Investment in Warner Chilcott notes	$51,590	$—	$—	$76,378	$(127,968)	$—
Investment in subsidiaries	$402,733	$185,593	$—	$—	$(588,326)	$—

Liabilities and Equity
Current liabilities	$12,526	$—	$48,481	$152,004	$(1,808)	$211,203
Long-term liabilities	$—	$—	$163,641	$192,483	$(117,056)	$239,068
Deferred income taxes	$—	$—	$3,766	$108,272	$—	$112,038
Other non-current liabilities	$—	$—	$—	$5,931	$—	$5,931
Shareholders’ equity	$906,229	$164,880	$328,970	$255,039	$(657,993)	$997,125

YEAR ENDED 30TH SEPTEMBER, 2003
Statement of Operations Data:

Product Revenue	$—	$—	$358,730	$314,535	$(241,003)	$432,262

Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	—	—	204,573	109,086	(241,003)	72,656
Selling, general and administrative	18,992	—	71,310	45,573	—	135,875
Research and development	—	—	1,612	27,073	—	28,685
Depreciation	—	—	733	6,111	—	6,844
Amortisation	—	—	10,569	31,754	—	42,323

Total operating expenses	18,992	—	288,797	219,597	(241,003)	286,383

Other income (expense)	13,561	—	(20,157)	(3,213)	1,745	(8,064)
Provision for income taxes	1,186	—	19,787	18,820	1,867	41,660

Net Income (Loss)	$(6,617)	$—	$29,989	$72,905	$(122)	$96,155

116

Appendix 2 Financial Information on the Warner Chilcott Group

	Galen Holdings PLC	Warner Chilcott, plc	Warner Chilcott, Inc.	Other Subsidiary Companies	Elimination Entries	Consolidated

YEAR ENDED 30TH SEPTEMBER, 2002
Statement of Operations Data:

Product Revenue	$—	$—	$184,991	$50,230	$—	$235,221

Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	—	—	56,773	(5,223)	—	51,550
Selling, general and administrative	(4,772)	78	53,894	15,330	—	64,530
Research and development	—	—	1,755	18,028	—	19,783
Depreciation	—	—	695	4,628	—	5,323
Amortisation	—	—	10,731	8,766	—	19,497

Total operating expenses	(4,772)	78	123,848	41,529	—	160,583

Other income (expense)	11,981	—	(7,262)	2,292	(25,847)	(18,836)
Provision for income taxes	4,766	—	18,557	591	(5,260)	18,654
Discontinued operations	—	—	—	7,037	—	7,037
Gain on disposal	100,028	—	—	1,063	—	101,091

Net Income (Loss)	$112,015	$(78)	$35,324	$18,502	$(20,587)	$145,176

YEAR ENDED 30TH SEPTEMBER, 2001
Statement of Operations Data:

Product Revenue	$—	$—	$114,268	$69,554	$—	$183,822

Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	—	—	21,984	22,259	—	44,243
Selling, general and administrative	967	(3)	40,898	22,898	—	64,760
Research and development	—	—	685	13,009	—	13,694
Depreciation	—	—	414	3,889	—	4,303
Amortisation	—	—	22,287	3,898	—	26,185

Total operating expenses	967	(3)	86,268	65,953	—	153,185

Other income (expense)	954	—	(20,039)	3,044	—	(16,041)
Provision for income taxes	—	—	7,153	(1,142)	—	6,011
Discontinued operations	—	—	—	7,841	—	7,841

Net Income (Loss)	$(13)	$3	$808	$15,628	$—	$16,426

20 Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the periods indicated:

Revenue by country of origin

	For the Years Ended 30th September
	2003	2002	2001

Revenues
United States	$359,228	$174,531	$116,753
United Kingdom	64,893	58,993	63,349
All other	8,141	1,697	3,720

	$432,262	$235,221	$183,822

117

Appendix 2 Financial Information on the Warner Chilcott Group

Product revenue

	For the Years Ended 30th September
	2003	2002	2001

Doryx®	$54,134	$42,439	$20,402
Duricef® and Moisturel®	23,035	8,531	—
Estrace® cream	44,796	36,484	28,508
Estrace® tablets	22,507	20,383	4,252
Estrostep®	26,494	—	—
femhrt®	22,577	—	—
Femring®	2,294	—	—
Loestrin®	34,887	—	—
Ovcon®	58,573	45,257	36,935
Sarafem®	59,907	—	—
Other:
Other U.S.	8,458	23,134	30,376
U.K. and international	74,600	58,993	63,349

	$432,262	$235,221	$183,822

21 Pension and 401(K) Savings Plan Contributions

Contributions by the Company to defined contribution pension plans during the years ended 30th September, 2003, 2002 and 2001 were $362, $1,055, and $513, respectively.

The Company also makes matching contributions to a 401(k) savings plan. This plan provides eligible employees with the option to defer amounts not in excess of 15 per cent. of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. As of 1st January, 2003, the Company contributes and allocates to each participant’s account matching contributions equal to 75 per cent. of up to 6 per cent. of the participant’s contributions. Prior to 1st January, 2003, the Company’s matching contribution was 50 per cent. of up to 6 per cent. of the participant’s contributions. The Company’s contributions vest at 25 per cent. per year up to 100 per cent. at the participant’s completion of four years of employment. The Company’s contributions for the years ended 30 September 2003, 2002, and 2001 amounted to $846, $529, and $436, respectively.

22 Net Income Per Ordinary Share and ADS

Basic net income per ordinary share and ADS is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares and equivalent ADSs outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares and equivalent ADSs outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company’s shares during the period.

118

Appendix 2 Financial Information on the Warner Chilcott Group

The following table sets forth the computation for basic and diluted net income per ordinary share and ADS:

	For the Years Ended 30th September
	2003	2002	2001

Numerator for basic and diluted net income per ordinary share and ADS	$96,155	$145,176	$16,426

Weighted average number of ordinary shares (basic)	183,574,057	185,244,963	161,354,740
Effect of dilutive stock options	930,183	1,085,671	2,805,536

Weighted average number of ordinary shares (diluted)	184,504,240	186,330,634	164,160,276

Basic and diluted net income per ordinary share	$0.52	$0.78	$0.10

Weighted average number of equivalent ADSs (basic)	45,893,514	46,311,241	40,338,685
Effect of dilutive stock options	232,546	271,418	701,384

Weighted average number of equivalent ADSs (diluted)	46,126,060	46,582,659	41,040,069

Basic net income per ADS	$2.10	$3.13	$0.41

Diluted net income per ADS	$2.08	$3.12	$0.40

23 Related Parties

As of December 2001, the Company sold its CSS business to Dr Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen’s Pharmaceutical Services division, resigned from both his position as an executive and as an executive director of Galen. In May 2002, the Company sold its CTS business to companies controlled by Dr McClay. In August 2002, the Company sold its ICTI business to a company controlled by Dr McClay. The Company received a total of $235,000 in consideration for the sale of these businesses.

As of 30th September, 2003, Elan Corporation plc (Elan) and its subsidiaries held 3.8 per cent. of Galen’s share capital. Mr Thomas G. Lynch, then Executive Vice Chairman of the Board of Directors of Elan, served on Galen’s Board as a non-executive director during the period of 27th November, 2000 through 13th February, 2002. In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott’s marketing rights to an extended-release nifedipine product. Royalty payments received from Elan during the years ended 30th September, 2002 and 2001 amounted to $1,664 and $2,486, respectively. The agreement was terminated in September 2002 by mutual agreement. Under the terms of the termination, Elan agreed to pay $1,500 to Warner Chilcott.

Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives and certain sample data record keeping. Mr Roger M. Boissonneault, Galen’s Chief Executive Officer, served on the Board of Boron-LePore until 24th June, 2002. During the years ended 30th September, 2002 and 2001, Boron-Lepore provided meeting and planning services to Warner Chilcott for fees of $1,916 and $591, respectively.

24 Subsequent Event

In December 2003, the Company sold its Pharmaceutical Development and Manufacturing Services business (PDMS), which formed part of Galen’s contract manufacturing business, to a company controlled by Dr Allen McClay, the founder, former President and Director of Galen. As part of the agreement, the acquiring company entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the U.K. and Irish markets. Galen received a cash consideration of $34 million (£20 million) for the sale of this business.

119

Appendix 2 Financial Information on the Warner Chilcott Group

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additional Reserves	Write-Offs Against Reserves	Foreign Currency Adjustment	Balance at End of Period
2003:
Allowance for doubtful accounts	$1,661	$(950)	$—	$—	$711
2002:
Allowance for doubtful accounts	$1,134	$417	$—	$110	$1,661
2001:
Allowance for doubtful accounts	$294	$838	$—	$2	$1,134

120

Appendix 2 Financial Information on the Warner Chilcott Group

Section 4:Earnings guidance

During Warner Chilcott’s quarterly conference call with investors on 10th August, 2004, management of the Company provided general guidance as to its expectations for earnings of the Company for the twelve months to 30th September, 2005. This was expressed as an expectation range for growth in earnings per share of 15 to 20 per cent. beyond the expected result for the twelve months ended 30th September, 2004. Since this statement was not made expressly to place a floor under, or a ceiling on, the likely outcome for the relevant period, it should not be interpreted as a profit forecast (as defined by the Code).

The earnings guidance referred to above was given in accordance with established market practice in the United States whereby investors are updated on management’s current general expectations for subsequent financial performance. Such guidance remains subject to a number of uncertainties and necessarily can only be based on information available to management of the Company at the time. Management’s expectation for the performance of the Company can and does change based upon information that becomes available subsequently. Warner Chilcott Shareholders are cautioned not to base their investment decision upon information or statements that may, as of the date of this document, have become outdated.

Warner Chilcott Shareholders are further advised that as part of the due diligence investigation in the weeks leading up to the announcement on 27th October, 2004, the Company provided Bain Capital, DLJMB, JPMP and THL with certain non-public projections. The projections provided included management’s expectations for the near-term progression of revenue and cash costs. For these line items, management’s expectations did not differ from those that supported the general earnings guidance statement made on 10th August, 2004. The projections provided to Waren also included management’s updated view as to the average number of shares likely to be outstanding during the financial year to 31th December, 2005 and as to the potential tax rate to be incurred during that period. Both of these items had reduced between the projections that supported the 10th August, 2004 general earnings guidance statement and the projections supplied to Waren. The reductions were due respectively to a revised view of the number of shares likely to be in issue following the Company’s recent share buyback and to an expected reduction in tax rate following the recent transfer of a number of key products to tax jurisdiction in Puerto Rico. Taken together, and considering also the forthcoming change of financial year end from September to December, these changes resulted in a modest increase in expected earnings per share over and above the range of expected earnings per share indicated in the guidance statement made on 10th August, 2004. However, the Company cautions its shareholders that numerous uncertainties remain over expected performance, in particular as to the actual achievable tax rate since the formal tax-related confirmations from the Puerto Rican authorities remain outstanding as at the date of this document.

The Company further cautions Warner Chilcott Shareholders that projections provided by the Company to Bain Capital, DLJMB, JPMP and THL were current management forecasts that were never approved by the Board and instead were provided simply to facilitate due diligence. The projections were necessarily based upon a variety of assumptions relating to the business of the Company including general business and economic conditions, there being no material change in the generic or other competition faced by the Company’s principal products and other matters, all of which are subject to significant uncertainties and contingencies and many of which are beyond the Company’s control. Given the inherent imprecision of such projections, there can be no assurance that any such projections will be realised. None of Waren, the Company or their respective directors, officers, affiliates or any of such parties’ respective financial advisers accepts any responsibility for such projections, or the basis or assumptions on which they were prepared or the context in which they appear. The projections prepared by the Company’s management were not intended to be a profit forecast as defined by the Code and were not made to the standards that can be reported on in accordance with the requirements of the Code. None of Waren, Waren’s directors, Warner Chilcott Shareholders or Waren’s shareholders should rely upon any such projections in making any decision about investment in the Company.

121

Appendix 3 Information on Waren

APPENDIX 3

INFORMATION ON WAREN

1. The Waren Group

At the date of this document, the equity securities of Waren are currently owned by both WIC and WHC, and WIC is a wholly owned subsidiary of WHC. Each member of the Waren Group is a new company formed at the request of Bain Capital, DLJMB, JPMP and THL for the purposes of the Acquisition.

The ownership structure of Waren and the Waren Group may change prior to the Effective Date by reason of syndication by any of the funds managed or advised by Bain Capital, DLJMB, JPMP or THL or any reorganisation of Waren or the Waren Group.

2. Directors

The current directors of each of Waren, WIC and WHC are Todd Abbrecht, David Burgstahler, John Connaughton and Stephen Murray.

3. Incorporation and registered office

Waren was incorporated as a limited liability company in England and Wales on 25th October, 2004 with the registered number 5269094. Its registered office is One South Place, London EC2M 2WG, United Kingdom.

WIC was incorporated as a Delaware corporation on 25th October, 2004 with the registered number 040767814. Its registered office is 615 South DuPont Highway, Dover, Delaware, 19901, United States.

WHC was incorporated on 25th October, 2004 as a Bermudian limited company with registered number EC#36006. Its registered office is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

4. Share capital

Waren

The current authorised share capital of Waren is £1,000 divided into 1,000 ordinary shares of £1 each. The current issued share capital is two ordinary shares of £1 each, each of which is fully paid.

One of the issued shares is held by WIC and the other is held by WHC.

WIC

The current authorised share capital of WIC is $1,000 divided into 1,000 shares of common stock of $0.01 par value with a purchase price of $1 per share. The current issued share capital is 1 share of common stock of $0.01, which is fully paid.

The issued share of WIC is held by WHC.

WHC

The current authorised share capital of WHC is $12,000 divided into 12,000 ordinary shares of $1 each. The current issued share capital is 12,000 ordinary shares of $1 each.

On or around the date of this document, it is intended that, subject to the approval of the Bermuda Monetary Authority, of the 12,000 shares in WHC: 3,000 shares will be owned by funds managed or advised by Bain Capital; 3,000 shares will be owned by funds managed or advised by DLJMB; 3,000 shares will be owned by funds managed or advised by JPMP; and 3,000 shares will be owned by funds managed or advised by THL.

122

Appendix 3 Information on Waren

5. Ultimate ownership

On or around the date of this document, subject to the approval of the Bermuda Monetary Authority, Waren will be beneficially owned by funds managed or advised by Bain Capital, DLJMB, JPMP and THL through their investment in WHC in the following proportions:

Bain Capital:	25 per cent.

DLJMB:	25 per cent.

JPMP:	25 per cent.

THL:	25 per cent.

Following the equity financing from funds managed or advised by Bain Capital, DLJMB, JPMP and THL in connection with payment of the cash consideration to Warner Chilcott Shareholders under the terms of the Acquisition, it is currently expected that Waren will be beneficially owned by such funds in the following approximate proportions (subject to any syndication):

Bain Capital:	22.1 per cent.

DLJMB:	33.7 per cent.

JPMP:	22.1 per cent.

THL:	22.1 per cent.

6. Financial information and activities

Each member of the Waren Group was established in connection with the Acquisition. Prior to the date of this document, no member of the Waren Group has carried on any business nor has any such member entered into any obligation other than in connection with the Acquisition and the financing thereof.

7. Details of debt and equity financing

Summaries of the documents entered into by the Waren Group in relation to debt and equity financing are contained in section 8 of Appendix 5 (Additional information).

8. Material change

Save as disclosed in this document, there has been no material change in the financial or trading position of any member of the Waren Group since their respective dates of incorporation.

123

Appendix 4 The Implementation Agreement

APPENDIX 4

THE IMPLEMENTATION AGREEMENT

The following is a summary of the key terms of the Implementation Agreement dated 27th October, 2004 between Bain Capital Partners, LLC, DLJMB Overseas Partners III, C.V., J.P. Morgan Partners (BHCA), L.P. and Thomas H. Lee (Alternative) Fund V, L.P. (together, the Consortium Members), Waren and Warner Chilcott, as amended and restated on 9th November, 2004 and 16th November, 2004.

1. Implementation of the Acquisition

Each of Warner Chilcott and Waren has undertaken to take all steps as are within its power and reasonable and necessary to procure that the Scheme and the reduction of capital are respectively sanctioned and confirmed by the Court by 20th December, 2004:

(a)	Warner Chilcott instructing counsel;

(b)	applying to the Court for leave to convene the Court Meeting;

(c)

publishing the requisite documents (including this document) and appropriate forms of proxy on 17th December, 2004, and thereafter in a timely manner publishing and/or posting such other documents and information as the Court or the UKLA may approve or require from time to time in connection with the due implementation of the Scheme;

(d)	holding the Court Meeting;

(e)	convening and holding the Extraordinary General Meeting; and

(f)	following the Court Meeting and the Extraordinary General Meeting, as soon as practicable and subject to the fiduciary duties of the Directors, seeking the sanction of the Court to the Scheme.

Warner Chilcott has undertaken to file the Court Order with the Northern Ireland Companies Registry on 5th January, 2005.

The parties have agreed to work co-operatively and reasonably with each other towards satisfying Conditions 2(a) and 2(b) (set out in Appendix 1 (Conditions to the implementation of the Scheme and the Acquisition)) as soon as practicable.

Warner Chilcott has agreed, once this document has been issued, not to amend the Scheme without the prior written consent of Waren (not to be unreasonably withheld or delayed).

Waren has agreed to confirm to the Court at the Court Hearing to sanction the Scheme that each of the Conditions has been satisfied or waived unless it has been permitted by the Panel to invoke any Condition or is in bona fide discussions with the Panel as to whether any Condition may be invoked.

Waren has agreed not to make the Acquisition by way of a takeover offer rather than a scheme of arrangement under article 418 of the Companies Order unless a firm competing offer announcement has been made or any announcement has been made from which it is reasonable to conclude that a bona fide competing proposal is likely to follow (in which case the consent of Warner Chilcott is required, such consent not to be unreasonably withheld or delayed).

2. Assistance with financing

Warner Chilcott has agreed to provide certain assistance to Waren in connection with the financing of the Acquisition.

3. Commitment to finance payment

The Consortium Members have undertaken to make sufficient equity contributions to Waren to enable it to draw down its debt financing to be able to pay Warner Chilcott Shareholders under the terms of the Scheme and the holders of options or awards under the Warner Chilcott Share Option Schemes in accordance with the terms of the proposals to be made to them.

124

Appendix 4 The Implementation Agreement

4. Conduct of business

Warner Chilcott has agreed to certain restrictions on the conduct of its business prior to the Effective Date including not paying any dividends.

5. Break fee

Warner Chilcott has agreed to pay a break fee to Waren of £17 million (inclusive of VAT except to the extent that such VAT is recoverable) in the event that: (i) a competing proposal is announced prior to the Acquisition lapsing or being withdrawn or, if earlier, prior to the expiry of six months from the date of the Implementation Agreement and such competing proposal subsequently becomes or is declared wholly unconditional or is completed; or (ii) the Recommendation Committee withdraws or adversely modifies its recommendation of the Acquisition and subsequently the Acquisition lapses or is withdrawn.

6. Competing proposals

If the Recommendation Committee is approached by any person with a view to making a firm announcement of a competing offer, the Recommendation Committee must notify Waren of the fact of that approach.

In the event that a higher competing offer is announced for Warner Chilcott, Warner Chilcott has undertaken that it will not withdraw the Scheme for 48 hours and if, within that time, Waren communicates to the Recommendation Committee a revised cash offer at no less a price than the competing offer and the terms of such revised offer are more favourable than the competing offer taking into account all the circumstances, including without limitation any obligation to pay the fee referred to in paragraph 4 above, the Recommendation Committee will, subject to the fiduciary duties of the members of the Recommendation Committee, recommend the revised offer from Waren and withdraw any recommendation of the competing offer.

Warner Chilcott has undertaken not to solicit any other potential offerors.

7. Suspension and termination

If the Recommendation Committee withdraws, qualifies or adversely amends its recommendation of the Acquisition, certain provisions of the Implementation Agreement will be suspended for fourteen days unless the Recommendation Committee recommends a revised offer from Waren or Warner Chilcott notifies Waren of the reinstatement of the Implementation Agreement.

The Implementation Agreement may be terminated by Waren or Warner Chilcott in certain circumstances including a competing offer becoming unconditional or completing, the period of fourteen days referred to above expiring, the Scheme not being approved by Warner Chilcott Shareholders or sanctioned by the Court or the Conditions not having been satisfied or waived by no later than 27th March, 2005.

8. Provision of insurance

Waren has agreed to procure that Warner Chilcott maintains directors’ and officers’ insurance for the Directors as at 27th October, 2004 who thereafter cease to be Directors, for a period of six years from the retirement date of such Director. The insurance will have an aggregate limit of at least £65 million.

125

Appendix 5 Additional Information

APPENDIX 5

ADDITIONAL INFORMATION

1. Responsibility statements

(a)

The Directors of Warner Chilcott, whose names are set out in paragraph (a) of section 2 of this Appendix, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraphs (b) to (f) of this section, save that Roger Boissonneault accepts no responsibility for the recommendation of the Recommendation Committee contained in Part 1 (Letter from the Chairman of Warner Chilcott PLC). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)

The directors of Waren, whose names are set out in paragraph (b) of section 2 of this Appendix, accept responsibility for all the information contained in this document relating to Waren, the directors of Waren and members of their immediate families, related trusts and persons connected with them (save to the extent that others accept responsibility for such information pursuant to paragraphs (c) to (f) below). To the best of the knowledge and belief of the directors of Waren (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c)

Steve Barnes, John Connaughton and Steve Pagliuca, each a managing director of Bain Capital, accept responsibility for the information contained in paragraph (a) of section 8 of Part 2 (Explanatory Statement) and, to the extent relating to Bain Capital, the paragraph headed “Waren Parties” and the paragraphs headed “General” in section 5 and numbered (f) in Section 9 of this Appendix and the definitions of Bain Capital contained in this document. To the best of the knowledge and belief of such managing directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d)

Tom Dean, director and David Burgstahler, partner of the Leveraged Corporate Private Equity Group of CSFB’s Alternative Capital Division, of DLJMB, accept responsibility for the information contained in paragraph (b) of section 8 of Part 2 (Explanatory Statement) and, to the extent relating to DLJMB, the paragraph headed “Waren Parties” and the paragraphs headed “General” in section 5 and numbered (f) in section 9 of this Appendix and the definitions of DLJMB contained in this document. To the best of the knowledge and belief of such director and partner (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(e)

Jeffrey C. Walker, managing partner, and Stephen Murray, partner, of JPMP, accept responsibility for the information contained in paragraph (c) of section 8 of Part 2 (Explanatory Statement) and, to the extent relating to JPMP, the paragraph headed “Waren Parties” and the paragraphs headed “General” in section 5 and numbered (f) in section 9 of this Appendix and the definitions of JPMP contained in this document. To the best of the knowledge and belief of such managing partner and partner (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(f)

Anthony DiNovi and Todd Abbrecht, both managing directors of THL, and George Taylor, a vice president of THL, accept responsibility for the information contained in paragraph (d) of section 8 of Part 2 (Explanatory Statement) and, to the extent relating to THL, the paragraph headed “Waren Parties” and the paragraphs headed “General” in section 5 and numbered (f) in section 9 of this Appendix and the definitions of THL contained in this document. To the best of the knowledge and

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Appendix 5 Additional Information

belief of such managing directors and vice president (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and executive offices

(a)	The Directors and their respective functions are:

Name	Position held

Dr John Alexander King	Executive chairman
Roger Maurice Boissonneault	Chief executive officer
Robert Geoffrey Elliott	Chief financial officer
Dr Michael Greenwood Carter	Non-executive director
Dr Harold Alexander Ennis, OBE	Non-executive director
David Gibbons, MBE	Non-executive director

Warner Chilcott, whose registered number is NI25836, has its registered office at Old Belfast Road, Millbrook, Larne, County Antrim, Northern Ireland BT40 2SH.

(b)	The directors of Waren are Todd Abbrecht, David Burgstahler, John Connaughton and Stephen Murray.

Waren, whose registered number is 5269094, has its registered office at One South Place, London EC2M 2WG, United Kingdom.

3. Market quotations

Set out below are the Closing Prices of Warner Chilcott Shares on:

	(a)	the first business day of each of the six months immediately prior to the date of this document;

	(b)	17th September, 2004 (the last business day before the commencement of the Offer Period);

	(c)	26th October, 2004 (the last business day before the announcement of the Acquisition); and

	(d)	15th November, 2004 (the latest practicable date prior to the publication of this document).

Date	Warner Chilcott Shares (pence)

4th May, 2004	770.0
1st June, 2004	713.5
1st July, 2004	670.0
2nd August, 2004	629.0
1st September, 2004	595.0
17th September, 2004	648.0
1st October, 2004	815.5
26th October, 2004	837.0
1st November, 2004	865.0
15th November, 2004	861.0

4. Warner Chilcott Share Option Schemes

The terms of the Scheme, if approved by Warner Chilcott Shareholders and the Court, will bind all Warner Chilcott Shareholders at the Scheme Record Time (excluding Warner Chilcott Shareholders who acquire Warner Chilcott Shares upon the exercise of share options or vesting of share awards granted under the Warner Chilcott Share Option Schemes at or after the confirmation by the Court of the Capital Reduction).

It is proposed to amend the Warner Chilcott Articles so that any Warner Chilcott Shares that are issued to any person other than Waren (including upon the exercise of options under the Warner Chilcott Share Option Schemes) at or after the confirmation by the Court of the Capital Reduction must be transferred

127

Appendix 5 Additional Information

to Waren in consideration of the payment by Waren of such cash amounts as that person would have been entitled had those shares been Scheme Shares.

The implications of the Scheme for share options and awards granted under the Warner Chilcott Share Option Schemes are as follows.

Galen Holdings PLC 2004 Long Term Incentive Plan

Options and awards will become exercisable, subject to the satisfaction of applicable performance conditions, on the date on which the Court sanctions the Scheme. Performance share awards granted in the twelve months prior to the Effective Date will vest on a pro rata basis by reference to the number of complete months which have elapsed since the beginning of the related performance period until the Effective Date expressed as a fraction of twelve. To the extent not exercised, options will lapse three months after the Court sanctions the Scheme or, if earlier, on the date the Warner Chilcott Shares cease to be admitted to the Official List. Options and awards representing 2,383,199 Warner Chilcott Shares were outstanding as at close of business on 15th November, 2004.

To the extent that Waren has, conditionally on the Scheme becoming effective, agreed with Warner Chilcott to make a payment in respect of each participant’s options or awards equal to the difference between the option exercise price per Warner Chilcott ADS or Warner Chilcott Share under the option and the amount holders of Warner Chilcott Shares or Warner Chilcott ADSs are entitled to receive under the Scheme for each Warner Chilcott Share or Warner Chilcott ADS over which the option or award may be exercised (the LTIP Cash Cancellation Payment), the Galen Holdings PLC 2004 Long Term Incentive Plan provides that any options and awards that are not exercisable before the Scheme is sanctioned by the Court will not become exercisable and to the extent that outstanding options and awards have not been exercised before they lapse, each participant will be deemed to have accepted the LTIP Cash Cancellation Payment in respect of those outstanding options and awards, and in consideration of which the participant will have no further rights in respect of any options or awards, nor any of the Warner Chilcott Shares or Warner Chilcott ADSs in respect of them.

Galen Holdings PLC Savings-Related Share Option Scheme

Options will become exercisable, to the extent of the savings made under the related savings contract at the time of exercise together with any accrued interest due, on the date on which the Court sanctions the Scheme. To the extent not exercised, options will lapse six months after the Court sanctions the Scheme. Options representing 83,395 Waren Chilcott Shares were outstanding as at close of business on 15th November, 2004.

Galen Holdings PLC 2000 US Option Scheme

All options not currently exercisable will become exercisable on the date of the Court Meeting, conditional on the Court sanctioning the Scheme. Options may not be exercised after the sanction of the Scheme by the Court and will lapse on the Effective Date. Options representing 4,780,436 Waren Chilcott Shares were outstanding as at close of business on 15th November, 2004.

To the extent that Waren has, conditionally on the Scheme becoming effective, agreed with Warner Chilcott to make a payment in respect of each participant’s options equal to the difference between the option exercise price per Warner Chilcott ADS under the option and the amount holders of Warner Chilcott ADSs are entitled to receive under the Scheme for each Warner Chilcott ADS over which the option may be exercised (the US Cash Cancellation Payment), the Galen Holdings PLC 2000 US Option Scheme provides that any options that are not exercisable before the Scheme is sanctioned by the Court will not become exercisable and to the extent that outstanding options have not been exercised before they lapse, each participant will be deemed to have accepted the US Cash Cancellation Payment in respect of those outstanding options, and in consideration of which the participant will have no further rights in respect of any options, nor any of the Warner Chilcott ADSs, in respect of them.

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Appendix 5 Additional Information

Galen Holdings PLC Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme

All options not currently exercisable will become exercisable on the date of the Court Meeting, conditional on the Court sanctioning the Scheme. Options may not be exercised after the sanction of the Scheme by the Court and will lapse on the Effective Date. Options representing 1,294,741 Waren Chilcott Shares were outstanding as at close of business on 15th November, 2004.

Waren has, conditionally on the Scheme becoming effective, agreed with Warner Chilcott to make a payment in respect of each participant’s option under the Unapproved Executive Share Option Scheme equal to the difference between the option exercise price per Warner Chilcott Share under the option and the amount holders of Warner Chilcott Shares are entitled to receive under the Scheme (the Unapproved Cash Cancellation Payment). Each participant whose option has not been exercised before it lapses will be deemed to have accepted the Unapproved Cash Cancellation Payment.

Holders of options under the Approved Share Option Scheme and holders of certain options granted under the Executive Unapproved Share Option Scheme will not be offered a cash cancellation payment (due to the nature of their options for tax purposes) but instead will be offered a facility for the exercise of their options.

Warner Chilcott PLC Incentive Share Option Scheme

All options are currently exercisable and optionholders will be invited to exercise their options conditionally on the sanction of the Court. Options representing 1,359,740 Waren Chilcott Shares were outstanding as at close of business on 15th November, 2004.

To the extent that Waren has, conditionally on the Scheme becoming effective, agreed with Warner Chilcott to make a payment in respect of each participant’s options equal to the difference between the option exercise price per Warner Chilcott ADS under the option and the amount holders of Warner Chilcott ADSs are entitled to receive under the Scheme for each Warner Chilcott ADS over which the option may be exercised (the ISO Cash Cancellation Payment), the Warner Chilcott PLC Incentive Option Scheme provides that each participant who has not exercised his option before the Scheme becomes effective will be deemed to have accepted the ISO Cash Cancellation Payment, and in consideration of which the participant will have no further rights in respect of any options, nor any of the Warner Chilcott ADSs in respect of them.

Where the rules of the relevant Warner Chilcott Share Option Schemes so provide, Waren has agreed with Warner Chilcott that it will make a cash cancellation payment to optionholders and awardholders whose options and awards have not been exercised, conditional upon the Scheme becoming effective, and settlement of such cash cancellation payment shall be made within 14 days of the Scheme becoming effective.

Participants in each of the Warner Chilcott Share Option Schemes will be sent further details of the impact of the Scheme on their outstanding options and awards, the actions they can take, and the tax effects thereof.

5. Shareholdings and dealings

For the purposes of this section, disclosure period means the period commencing on 20th September, 2003 (being the date twelve months prior to the commencement of the Offer Period) and ending on 15th November, 2004 (the latest practicable date prior to the publication of this document).

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Appendix 5 Additional Information

Warner Chilcott parties

(a)

As at the close of business on the last day of the disclosure period, the interests of the Directors, their immediate families and connected persons (within the meaning of section 346 of the UK Companies Act 1985) were as listed below.

Name	Number of Warner Chilcott Shares

Dr John King	14,475,306
Geoffrey Elliott	5,372,271
Roger Boissonneault	5,198 ADSs representing 20,792 Warner Chilcott Shares
Dr Harold Ennis	108,779
Dr Michael Carter	Nil
David Gibbons	2,620

In addition to their beneficial interests noted above, as at the close of business on the last day of the disclosure period, the following options and awards over Warner Chilcott Shares have been granted to the Directors and are outstanding under the Warner Chilcott Share Option Schemes:

Name	Scheme	Maximum number of Warner Chilcott Shares under option/award	Date of grant	Exercise price per Warner Chilcott Share (pence)	Exercise period

Dr John King	UESOS	75,636	05/02/99	447.5	05/02/02 to 05/02/09
	UESOS	38,614	30/12/99	505.0	30/12/02 to 30/12/09
	UESOS	50,000	04/12/00	822.5	04/12/03 to 04/12/10
	UESOS	100,761	19/11/01	722.5	19/11/04 to 19/11/04
	UESOS	161,200	14/11/02	452.5	14/11/05 to 14/11/12
	LTIPPO	42,613	18/02/04	795.5	31/12/06 to 17/02/14
	LTIPPA	42,613	18/02/04	Nil	31/12/06 to 17/02/14

Geoffrey Elliott	AESOS	6,703	05/02/99	447.5	05/02/02 to 05/02/09
	UESOS	56,890	05/02/99	447.5	05/02/02 to 05/02/09
	UESOS	29,703	30/12/99	505.0	30/12/02 to 30/12/09
	UESOS	50,000	04/12/00	822.5	04/12/03 to 04/12/10
	UESOS	100,761	19/11/01	722.5	19/11/04 to 19/11/04
	UESOS	161,200	14/11/02	452.5	14/11/05 to 14/11/12
	LTIPPO	94,696	18/02/04	795.5	31/12/06 to 17/02/14
	LTIPPA	94,696	18/02/04	Nil	31/12/06 to 17/02/14

Name	Scheme	Maximum number of Warner Chilcott ADSs under option/award	Date of grant	Exercise price per Warner Chilcott ADS (US$)	Exercise period

Roger Boissonneault	USOS	62,500	29/09/00	49.35	(1) to 29/09/10
	USOS	23,500	04/12/00	46.75	(1) to 04/12/10
	USOS	50,000	19/11/01	40.75	(2) to 19/11/11
	USOS	110,000	01/10/02	28.89	(3) to 01/10/12
	LTIPPO	31,016	18/02/04	61.50	(4) to 18/02/14
	LTIPPA	31,016	18/02/04	Nil	(5) to 18/02/08
	ISOS	15,625	23/01/98	15.63	(6) to 24/01/08
	ISOS	25,000	10/02/99	13.00	(6) to 11/02/09
	ISOS	37,500	13/08/99	11.30	(6) to 14/08/09

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Appendix 5 Additional Information

	(1)	These options are fully exercisable.

	(2)	These options are exercisable as to 1/16th of the ADSs subject to option per quarter and will be fully exercisable from 1st October, 2005.

	(3)	These options are exercisable as to 1/16th of the ADSs subject to option per quarter and will be fully exercisable from 1st October, 2006.

	(4)	These options are exercisable as to 25 per cent. of the ADSs subject to the option annually and will be fully exercisable on 18th February, 2008.

	(5)	These awards vest as to 25 per cent. of the ADSs subject to the award annually, and will be fully vested on 18th February, 2008.

(6)

These options over Warner Chilcott ADSs were acquired in exchange for options and warrants previously held to purchase shares in Warner Chilcott US (the company acquired by Warner Chilcott in 2000). As of 5th March, 2003 all of these options and warrants were fully exercisable.

(b)

Each of the executive Directors and their immediate families are technically interested in the 4,261,417 Warner Chilcott Shares held by Galen Trustees Limited, Almac Trustees Limited and Clinical Trial Services Trustees Limited as trustees of the Galen Holdings PLC Employee Benefit Trust. The interest arises as the respective Directors are members of the class of eligible beneficiaries under the trust, together with all employees and former employees of companies within the Warner Chilcott Group and the immediate families of such employees and former employees. Any awards in respect of Warner Chilcott Shares or any transfer of those Warner Chilcott Shares held in the trust are at the sole discretion of the trustees and there are no existing arrangements under which the trustees have agreed to transfer any of the Warner Chilcott Shares held in trust. The Company is not entitled to direct the trustees as to how to exercise their discretion in relation to the trust property.

(c)

During the disclosure period, the following dealings for value by Warner Chilcott Directors, their immediate families and connected persons (within the meaning of section 346 of the UK Companies Act 1985) in Warner Chilcott Shares were effected:

Name	Date	Nature of transaction	Number of Warner Chilcott Shares	Price per Warner Chilcott Share (pence)

Roger	05/02/04	Net exercise of warrants	51,163 ADSs	US$57.06
Boissonneault		and sale of ADSs	representing 204,652	per ADS
			Warner Chilcott Shares
Harold Ennis	29/09/03	Purchase in ISA	1,000	708
	09/10/03	Purchase in ISA	1,000	679
	03/12/03	Purchase in PEP	450	752.5
	02/04	Series of transfers	7,400	N/A –
		to charities		donations
	03/06/04	Purchase in PEP	775	688.5
	03/06/04	Purchase	3,450	688.5
	01/03/04	Sale from ISA	3,800	828

Mrs V Ennis	29/09/03	Purchase in ISA	1,000	708
(wife of Harold	09/10/03	Purchase in ISA	1,000	679
Ennis)	03/12/03	Purchase in PEP	450	752.5
	03/06/04	Purchase in ISA	775	688.5
	01/03/04	Sale	3,800	828

Joint: Harold	12/09/03	Sale	5,000	655
Ennis and Mrs
V Ennis

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Appendix 5 Additional Information

Waren parties

(a)	As at the close of business on the last day of the disclosure period, Waren did not hold any Warner Chilcott Shares.

(b)	During the disclosure period, there were no dealings for value in Warner Chilcott Shares by members of the Waren Group.

(c)

As at the close of business on the last day of the disclosure period, none of the directors of Waren, their immediate families or connected persons (within the meaning of section 346 of the UK Companies Act 1985) was interested in any Warner Chilcott Shares.

(d)	During the disclosure period, the following dealings for value in Warner Chilcott Shares by persons deemed to be acting in concert with Waren for the purposes of the Acquisition were effected:

			Number of Warner Chilcott	Price per Warner Chilcott Share
Name	Date	Transaction	Shares	High	Low

Credit Suisse First Boston	20/09/03-19/12/03	Purchase	1,567,324	784.20	668.50
(Equities) Ltd		Sale	1,694,518	790.67	664.67
	20/12/03-19/03/04	Purchase	979,595	868.50	717.00
		Sale	1,224,069	870.50	716.64
	20/03/04-19/06/04	Purchase	989,519	863.00	690.34
		Sale	934,866	845.25	694.25
	20/06/04-19/07/04	Purchase	251,298	706.64	626.00
		Sale	183,284	706.64	626.00
	20/07/04-19/08/04	Purchase	1,372,085	618.39	544.12
		Sale	1,434,949	628.67	537.68
	20/08/04-19/09/04	Purchase	451,227	646.56	579.29
		Sale	491,689	648.68	591.00
	20/09/04-15/11/04	Purchase	5,589,391	841.50	738.87
		Sale	4,771,318	830.00	742.74
Credit Suisse First Boston Europe Ltd	20/09/04-15/11/04	Purchase	7,655,528	873.00	830.00
		Sale	7,715,879	873.50	832.00
Credit Suisse First Boston	20/09/03-19/12/03	Purchase	263	775.00	775.00
International Ltd	20/12/03-19/03/04	Purchase	6,349	862.35	800.00
		Sale	5,544	795.00	751.00
	20/03/04-19/06/04	Purchase	3,626	821.09	744.11
		Sale	5,100	697.15	697.15
	20/06/04-19/07/04	Sale	500	692.65	692.65
Credit Suisse Asset Management Zurich	20/09/04-15/11/04	Sale	400,000	869.26	648.91
Credit Suisse First Boston LLC	20/09/03-19/12/03	Purchase	702	747.50	747.50
		Sale	702	747.50	747.50
	20/12/03-19/03/04	Purchase	134,395	865.98	743.16
		Sale	134,395	865.98	743.16
	20/03/04-19/06/04	Purchase	57,625	809.00	724.10
		Sale	57,625	809.00	724.10
	20/06/04-19/07/04	Purchase	5,800*	673.00	673.00
		Sale	5,800*	673.00	673.00
	20/07/04-19/08/04	Purchase	82,678	627.25	578.77
		Sale	82,678	627.25	578.77
	20/09/04-15/11/04	Purchase	38,900	818.90	741.80
		Sale	38,900	818.90	741.80
J.P. Morgan Securities Limited	20/09/03-19/12/03	Purchase	485,269	780.0	662.0
		Sale	632,219	1,085.0	669.0
	20/12/03-19/03/04	Purchase	882,816	858.0	729.0
		Sale	871,172	862.9	720.0
	20/03/04-19/06/04	Purchase	984,186	855.0	686.5
		Sale	978,669	857.0	685.0
	20/06/04-19/07/04	Purchase	169,789	709.0	629.0
		Sale	200,476	696.0	625.0
	20/07/04-19/08/04	Purchase	268,938	635.5	525.5
		Sale	294,559	629.5	531.0
	20/08/04-19/08/04	Purchase	419,792	628.5	585.0
		Sale	395,600	639.5	585.0
	20/09/04-10/11/04	Purchase	4,638,522	871.0	754.0
		Sale	4,896,974	864.0	753.5

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Appendix 5 Additional Information

			Number of Warner Chilcott	Price per Warner Chilcott Share
Name	Date	Transaction	Shares	High	Low

J.P. Morgan Fleming Asset	20/09/03-19/12/03	Purchase	372,481	757.8	721.0
Finance (UK) Limited		Sale	660,311	783.3	670.5
	20/12/03-19/03/04	Purchase	1,028,070	859.8	718.5
		Sale	339,402	830.0	717.2
	20/03/04-19/06/04	Purchase	3,745,358	851.0	688.8
		Sale	945,675	844.5	694.0
	20/06/04-19/07/04	Purchase	231,639	697,0	636.8
		Sale	286,323	699,0	631.0
	20/07/04-19/08/04	Purchase	285,642	611.8	579.0
		Sale	407,390	609.0	573.0
	20/08/04-19/09/04	Purchase	262,499	646.1	588.0
		Sale	2,363,314	628.3	584.8
	20/09/04-10/11/04	Sale	2,538,032	871.3	738.3

J.P. Morgan International Bank	20/03/04-19/06/04	Purchase	76,662	775.0	635.0
	20/06/04-19/07/04	Purchase	3,112	689.0	635.3
	20/07/04-19/08/04	Sale	8,600	578.0	578.0
	20/08/04-19/09/04	Purchase	663	615.0	615.0
	20/04/04-10/11/04	Purchase	4,075	738.0	738.0
		Sale	105,854	863.5	777.0

J.P. Morgan Investment Management Inc	20/08/04-19/09/04	Purchase	5,255	595.5	595.5
	20/09/04-08/11/04	Sale	529,610	821.0	782.5

J.P. Morgan Investment Management Ltd	20/03/04-19/06/04	Purchase	340,200	810.0	775.0

J.P. Morgan Chase Bank	20/09/04-08/11/04	Sale	207,955	820.5	775.8
Credit Suisse First Boston LLC	20/06/04-19/07/04	Purchase	400	50.89	48.20
		Sale	696	50.17	45.90
	20/07/04-19/08/04	Purchase	227	44.42	41.03
		Sale	227	46.09	44.90
	20/08/04-19/09/04	Purchase	100	43.11	43.11
		Sale	500	45.81	44.21
	20/09/04-15/11/04	Purchase	6,929	63.90	52.62
		Sale	4,600	63.58	52.59

Morgan Stanley & Co. Limited	20/06/04-19/07/04	Purchase	3,678	45.50	50.86
		Sale	1,883	46.00	51.00
	20/07/04-19/08/04	Purchase	4,238	39.38	45.26
		Sale	5,299	40.14	46.10
	20/08/04-19/09/04	Purchase	3,819	42.42	45.80
		Sale	2,310	42.24	46.27
	20/09/04-08/11/04	Purchase	13,783	53.05	64.05
		Sale	1,199	53.34	64.11

Morgan Stanley Gestion	02/07/2004	Purchase	239	48.93	48.93
SGIIC SA	06/08/2004	Purchase	92	41.23	41.23
	15/09/2004	Purchase	227	45.27	45.27
	22/10/2004	Sale	200	59.35	59.35

Aggregation has been carried out in accordance with Note 4 of Rule 24.3 of the Code. All purchases and sales have not been netted off and the highest and lowest prices per share have been stated. A full listing of all dealings is being made available for inspection at the offices of Allen & Overy LLP at One New Change, London EC4M 9QQ.

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(e)

As at the close of business on the last day of the disclosure period, the following persons deemed to be acting in concert with Waren (including members of the Waren Group but excluding Waren’s directors) for the purposes of the Acquisition, owned or controlled the following Warner Chilcott Shares and Warner Chilcott ADSs:

Name	Number of Warner Chilcott Shares

Credit Suisse First Boston International Limited	11,656
Credit Suisse First Boston LLC	3,000
J.P. Morgan Securities Limited	6,577
J.P. Morgan Fleming Asset Management (UK) Limited	1,641,668
J.P. Morgan International Bank	200
J.P. Morgan Fleming Asset Management (Schweiz) A.G.	21,552
J.P. Morgan Investment Management Inc.	5,225
J.P. Morgan Securities Ltd	777

Name	Number of Warner Chilcott ADSs
Morgan Stanley & Co. Inc	3,560
Morgan Stanley Gestion SGIIC SA	358

Dealings in own securities

Warner Chilcott has made the following purchases of Warner Chilcott Shares since 20th September, 2003.

Date	Number of Warner Chilcott Shares repurchased	Price per Warner Chilcott Share (pence)
22/06/04	250,000	690.28
24/06/04	470,000	697.94
29/06/04	250,000	695.00
30/06/04	220,000	694.54
10/08/04	1,500,000	576.80
11/08/04	100,000	575.00

General

(a)

Save as disclosed in this section, neither Waren nor any member of the Waren Group, nor any of the directors of Waren or any members of their immediate families, nor (to the extent known or which could, with reasonable diligence, be ascertained) any connected person (within the meaning of section 346 of the Companies Act 1985) or person deemed to be acting in concert with Waren for the purposes of the Acquisition, owned or controlled or (in the case of the directors of Waren, their immediate families and connected persons) was interested, directly or indirectly, in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Waren, redeemed) any relevant securities during the disclosure period.

(b)

Save as disclosed in this section, none of Warner Chilcott nor any member of the Warner Chilcott Group, the directors of Warner Chilcott, any members of such directors’ immediate families nor (to the extent known or which could, with reasonable diligence, be ascertained) any connected person (within the meaning of section 346 of the Companies Act 1985) owned or controlled or (in the case of the directors of Warner Chilcott, their immediate families and connected persons) was interested, directly or indirectly in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Warner Chilcott, redeemed) any relevant securities during the disclosure period.

(c)

Save as disclosed in this section, no bank, stockbroker, financial or other professional adviser to Warner Chilcott or to any subsidiary or associated company of Warner Chilcott nor any person (other than an

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exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Warner Chilcott, nor any pension fund of Warner Chilcott or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Warner Chilcott owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(d)

Save as disclosed in this section, no bank, stockbroker, financial or other professional adviser to Waren or to any subsidiary or associated company of Waren nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Waren, nor any pension fund of Waren or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Waren owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(e)

Save in respect of the irrevocable undertakings given by certain of the Directors (as described in section 10 of Part 1 (Letter from the Chairman of Warner Chilcott PLC), or as otherwise disclosed in this document, no arrangement exists between any person and Warner Chilcott or any associate of Warner Chilcott or between any person and Waren or any person acting in concert with Waren in relation to Warner Chilcott Securities including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of the kind referred to in Note 6(b) on Rule 8 of the City Code, which may be an inducement to deal or refrain from dealing.

Definitions

In this section 5:

(a)	associate has the same meaning as in the Code;

(b)

derivative includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(c)

relevant securities means shares in Waren, Warner Chilcott Shares or securities convertible into, rights to subscribe for or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing;

(d)	control means a holding, or aggregate holdings, of shares carrying all or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control;

(e)	acting in concert has the meaning as in the Code; and

(f)

a bank does not apply to a bank whose sole relationship with Warner Chilcott or Waren (or their respective subsidiaries or associated companies or companies of which any such companies are associated companies (and for this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status)) is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptance and other registration work.

6. Directors’ service contracts, letters of appointment and directors’ and officers’ insurance cover

Roger Boissonneault

Roger Boissonneault has a service agreement with Warner Chilcott, Inc. (WCI) that was signed on 26th August, 2004 but which took effect from 1st July, 2004 (the Service Agreement). Under it, Mr Boissonneault serves as the chief executive officer of Warner Chilcott. Mr Boissonneault’s benefits include company car, mobile telephone, pension contribution and insurances. His annual basic salary is $800,000. He is eligible for a target bonus payment of 85 per cent. of his base salary, subject to a

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maximum of 100 per cent. of his base salary dependent on performance criteria set by the Board. The Service Agreement can be terminated by WCI for cause or by Mr Boissonneault on 90 days’ notice. If Mr Boissonneault’s employment is terminated by WCI without cause or by Mr Boissonneault for good reason (having given 90 days’ notice), he is entitled to a severance payment of twelve months’ salary (plus continued welfare benefits and enhanced share vesting rights). On a change of control of WCI, if WCI terminates his employment within two years or if Mr Boissonneault resigns for any reason (having given ten days’ notice) more than 60 days after but within two years of the change of control of WCI he is entitled to receive a severance payment equal to twelve months’ salary, his target bonus (equal to 85 per cent. of his annual salary) and the cash value of options and share awards that he would have received over twelve months, continued welfare benefits and the vesting of share options, restricted shares, deferred compensation and similar benefits. Gross-up payments will be made in the event that any severance payments are subject to excise tax in the US related to excess parachute payments. Mr Boissonneault is also subject to a twelve month non-compete and non-solicitation of customer and employee covenants.

Mr Boissonneault was also granted an award over 70,000 Restricted Share Units (RSU) on 26th August, 2004. Each RSU gives an entitlement to a payment in cash equal to the market value of one Warner Chilcott ADS. The RSUs vest, subject to the satisfaction of a target concerning “adjusted diluted earnings per share” (the EPS Target), as to 25 per cent. on 26th August, 2007, as to a further 25 per cent. on 26th August, 2008, and as to the remaining 50 per cent. on 26th August, 2009. On a change of control of WCI, Mr Boissonneault is entitled (whether or not he is still employed by WCI at that point) to up to 100 per cent. of the RSUs, but only to the extent that the EPS Target up to the date of the change of control is met.

The Service Agreement replaced a service agreement dated 4th May, 2000 with WCI, as amended. Under the provisions of the previous agreement as amended, either party could terminate the agreement on twelve months’ notice. Mr Boissonneault’s benefits were, save for salary increases and eligibility for a target bonus payment of 50 per cent. of his base salary, substantially the same. Following a change of control of WCI, the severance payment Mr Boissonneault was entitled to was calculated differently and was equal to his base salary for 18 months plus 1.5 times his target bonus (defined as 100 per cent. of his base salary) together with continued participation in health and welfare benefits for 18 months. The trigger for the payment and the entitlement to a gross-up payment for excise tax were the same as under the Service Agreement.

Geoffrey Elliott

There is an agreement between Geoffrey Elliott and Warner Chilcott dated 2nd July, 1997 pursuant to which Mr Elliott agrees to act as chief financial officer of Warner Chilcott. The agreement is terminable on twelve months’ notice by either party. In the event that Mr Elliott’s employment is terminated by the Company and a payment is made in lieu of all or part of the notice period, Mr Elliott is entitled to an amount equal to his salary and contractual benefits for the relevant period, payable in monthly instalments and subject to a duty to mitigate. Therefore, if Mr Elliott obtains new employment or engagement, any further instalments of his payment in lieu of notice will be reduced by his remuneration received during the remainder of the notice period. Mr Elliott is entitled under the agreement to an annual salary of £125,000, provision of a car of a cost and type as determined by the Board, private and permanent health insurance and the costs of the rental and call charges of his home telephone. Mr Elliott is also entitled to a bonus at the absolute discretion of the Board. The Company makes a contribution of £50,000 per annum directly to a personal pension fund. Mr Elliott’s salary is £300,000 per annum and is subject to annual review by the Remuneration Committee of the Board. Under the agreement, Mr Elliott is subject to confidentiality obligations and he is also subject to six month restrictive covenants preventing him from competing, supplying services/products to customers or poaching any member of the senior management team. He is also subject to a three month non-solicitation of customers provision.

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Dr John King

Dr John King is employed under a dual contract arrangement, constituted by a UK agreement and an overseas agreement, as follows:

(a)

There is an overseas agreement between Dr King and Warner Chilcott (Bermuda) Limited made on 25th April, 2001 pursuant to which Dr King agrees to act as development director of Galen Holdings, Inc. outside the United Kingdom and executive chairman of Galen Chemicals Ireland outside the United Kingdom. Under the agreement, Dr King is entitled to an annual salary of £75,000 (reviewed annually), together with a bonus at the absolute discretion of the Board.

(b)

There is a UK agreement between the Company and Dr King made on 10th April, 2001 pursuant to which Dr King agrees to act as executive chairman of Warner Chilcott inside the United Kingdom. Dr King is entitled to an annual salary of £75,000, together with a bonus at the absolute discretion of the Board. He is also entitled to a contribution of £50,000 per annum to a personal pension fund and permanent and private health insurance.

The agreements are both terminable on twelve months’ notice by either party. In the event that Dr King’s employment is terminated and a payment is made in lieu of all or part of the notice period, Dr King is entitled to an amount equal to his salary and contractual benefits for the relevant period, payable in monthly instalments until Dr King obtains new employment or engagement (other than under his other contract under the dual contract arrangement) and any further instalments will be reduced by his remuneration received during the remainder of the notice period. Under the agreements, Dr King is subject to confidentiality obligations and he is also subject to six month restrictive covenants preventing him from competing, supplying services/products to customers or poaching any member of the senior management team. He is also subject to a three month non-solicitation of customers provision.

Dr Harold Ennis, Dr Michael Carter and David Gibbons

Each of Dr Harold Ennis, Dr Michael Carter and David Gibbons was appointed as a non-executive director of Warner Chilcott pursuant to letters entered separately by each with Warner Chilcott: Dr Carter was appointed under a letter dated 13th March, 1998 (as amended by a letter dated 27th October, 2004); Mr Gibbons was appointed under a letter dated 22nd May, 1997 (as amended by a letter dated 27th October, 2004) and Dr Ennis was appointed under a letter dated 22nd May, 1997 (as amended by a letter dated 27th October, 2004).

Each appointment is expressed to be at will, although initially envisaged to be for a three year period until 1st May, 2001, following which any re-appointment is reviewed annually on 1st May. Under the terms of appointment, each non-executive director is entitled to an annual fee at the rate of £55,000. The letters of amendment dated 27th October, 2004 provide for each of Dr Harold Ennis, Dr Michael Carter and David Gibbons to be entitled to liability insurance and indemnity protection, and, at the discretion of the executive members of the Board, the sum of £17,000 in respect of each month during which, in the opinion of the executive members of the Board, he has been required to devote significant time to duties additional to those normally anticipated as a non-executive director. These discretionary payments are limited to an aggregate maximum of £51,000 per twelve month period per non-executive director.

Each of the non-executive directors serves on the remuneration committee and audit committee of the Company.

Directors’ and officers’ insurance

The Company has purchased six layers of directors and officers insurance, providing a total of £65,000,000 of cover for certain types of claims against the Company’s directors and officers in respect of their wrongful acts during the policy period (the D&O Policy). The D&O Policy also provides cover for certain types of claims against the Company in relation to any violation by the Company of laws regulating securities (Entity Security Cover).

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The policy period for the D&O Policy is 30th September, 2004 until 30th September, 2005 but provides six years of automatic non-cancellable run-off cover upon the expiry of the D&O Policy or, in certain situations, earlier termination of the D&O Policy (including termination as a result of the completion of the Acquisition) (the Automatic Run-Off).

7. Material contracts of the Warner Chilcott Group

The contracts set out below, not being contracts entered into in the ordinary course of business, have been entered into by Warner Chilcott and its subsidiaries since 20th September, 2002 (the date two years before the commencement of the Offer Period) and are or may be material.

Implementation Agreement

A summary of the key terms of the Implementation Agreement is contained in Appendix 4 (The Implementation Agreement).

Transaction agreements

(a)	Fajardo transaction

On 3rd May, 2004, Warner Chilcott Company, Inc. (WCCI) entered into a purchase and sale agreement (the Purchase Agreement) with Pfizer, Inc. (Pfizer), Pfizer Pharmaceuticals LLC and Galen Holdings PLC for the purchase of certain assets and the assumption of certain liabilities of the Pfizer manufacturing plant located in Fajardo, Puerto Rico (the Facility), for $4 million in cash. The purchased assets consisted of, amongst other things, the manufacturing plant and all other assets owned by Pfizer Pharmaceuticals LLC used solely in connection with the Facility. Each of Pfizer Pharmaceuticals LLC and WCCI provided representations, warranties, covenants and indemnification provisions which are not unusual for a transaction of this nature. In general, indemnification is subject to a cap of $3 million.

Pursuant to a transitional services agreement, Pfizer Pharmaceuticals LLC agreed to provide services to WCCI at agreed prices and for a certain period of time to assist in an orderly transfer of the plant. In addition, WCCI and Pfizer Pharmaceuticals LLC entered into a transitional supply agreement whereby WCCI agreed to manufacture certain products for Pfizer Pharmaceuticals LLC for approximately two years for an agreed manufacturing cost.

(b)	Nelag transaction

Pursuant to a purchase and sale agreement (the Sale Agreement) dated 28th April, 2004, between the Company (then known as Galen Holdings PLC), Galen Limited, Galen (Chemicals) Limited and Nelag Limited (Nelag), the Company sold to Nelag the companies and the business and assets that comprised the Company’s UK pharmaceutical product sales and marketing business. The UK pharmaceutical products business sells a range of pharmaceutical products including Kapake®, Regurin® and Loestrin®. Consideration for the sale was £40 million, including a figure for working capital capable of being adjusted via a pound for pound post-completion adjustment mechanism. The Sale Agreement contained restrictive covenants and warranties which are not unusual for a transaction of this nature.

(c)	Barr transaction

	(i)	Loestrin®

Pursuant to an assignment and license agreement (the License Agreement) dated 24th March, 2004, between Galen (Chemicals) Limited (Galen Chemicals) and Duramed Pharmaceuticals, Inc., a wholly-owned subsidiary of Barr Laboratories, Inc. (Barr), Galen Chemicals granted Barr an exclusive license to sell and market the Loestrin® products commercially available at that time in the United States and Canada (Loestrin Products), for an up-front payment of $45 million. The license has an initial term of 15 years and is automatically renewable for successive periods of five years, unless terminated sooner pursuant to the terms of the License Agreement.

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The License Agreement contains representations and warranties, covenants, indemnification and termination provisions which are not unusual for a transaction of this nature. In general, indemnification is available only for damages in excess of $4,500,000 and is subject to a cap of $45 million.

Pursuant to a finished product supply agreement dated 24th March, 2004, between the same parties, Galen Chemicals agreed to provide Barr, either directly or through a third-party supplier, with Loestrin Products until 1st April, 2008.

	(ii)	Ovcon® abbreviated new drug application

Pursuant to an option and license agreement (the License Agreement) dated 24th March, 2004, between Barr Laboratories, Inc. (Barr) and Galen Chemicals, Barr granted Galen Chemicals an option to acquire a license to sell the products in the United States under Barr’s abbreviated new drug application (ANDA) referencing Ovcon® for a $1 million payment. The License Agreement provided that if Galen Chemicals exercised the option, it would make an additional $19 million payment to Barr. Galen Chemicals exercised the option on or about 7th May, 2004 and made the additional $19 million payment to Barr.

The license is fully paid and exclusive for the first five years. At the end of the five-year term, Galen Chemicals may extend the license on a non-exclusive basis for an additional five-year period.

The License Agreement contains representations and warranties, covenants, indemnification and termination provisions which are not unusual for an agreement of this nature. In general, indemnification is available only for damages equal to or in excess of $2 million and is subject to a cap of $20 million.

Pursuant to a finished product supply agreement dated 24th March, 2004, Barr agreed to provide to Galen Chemicals all of Galen Chemicals’ requirements for finished product throughout the term of the License Agreement.

	(iii)	The Estrostep® and Femhrt® settlement agreement

Pursuant to a settlement and license agreement (the Settlement Agreement) dated 27th April, 2004, Barr and Galen Chemicals agreed to settle the “Patent Claims” which were pending in the Southern District of New York. The “Patent Claims” involved lawsuits in which Galen Chemicals asserted that Barr infringed certain claims of US Patent No. 4,962,098, US Patent No. 5,010,070 and US Patent No. 5,208,225. Pursuant to the Settlement Agreement, Galen Chemicals granted Barr: (i) a limited non-exclusive, paid-up license to Galen Chemicals’ rights pertaining to Estrostep® for sale of product under the corresponding ANDA commencing on 23rd October, 2007; and (ii) a limited non-exclusive, paid-up license to Galen Chemicals’ rights pertaining to Femhrt® for sale of product under the corresponding ANDA commencing on 4th November, 2009 (each, six months prior to the expiration of the applicable patent). In addition, Barr agreed to convert its patent certifications on Estrostep® and Femhrt® from paragraph IV certifications to paragraph III certifications. Finally, the parties agreed to the entry of a consent judgment and order in each lawsuit holding that the “Patent Claims” asserted are valid, enforceable and infringed.

(d)	The Dovonex® and Dovobet® transactions

Pursuant to a co-promotion agreement (the Co-promotion Agreement) dated 1st April, 2003, between Galen Chemicals and Bristol-Myers Squibb Company (BMS), BMS granted Galen Chemicals the exclusive right to co-promote the Dovonex® product in the United States for a term expiring on 31st December, 2007 or earlier, if Galen Chemicals exercises its rights under the Option Agreement (as defined below). Under the Co-promotion Agreement, Galen Chemicals will be compensated based on an agreed formula relating to the sales levels of Dovonex®. The Co-promotion Agreement contains

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representations and warranties, covenants, indemnification and termination provisions which are not unusual for an agreement of this nature.

Pursuant to an option agreement (the Option Agreement) dated 1st April, 2004, between the same parties, BMS granted to Galen Chemicals the right to purchase BMS’s rights to Dovonex® for a predetermined price and on predetermined terms (contained in an agreed form of asset purchase agreement) until 1st January, 2006. On 1st August, 2004, Galen Chemicals notified BMS that it wished to exercise the option but BMS exercised its right under the Option Agreement not to sell at that time. Galen Chemicals will be entitled to exercise its option prior to 1st August, 2005 (which exercise cannot be refused by BMS), purchase the rights to Dovonex® for $200 million and close the transaction in January 2006. The Option Agreement contains representations and warranties which are not unusual for an agreement of this nature. The Option Agreement terminates on the earlier of the closing of the Dovonex® sale or the termination of the Co-promotion Agreement.

Pursuant to a license and supply agreement (the Dovonex Supply Agreement) dated 1st April, 2003, between Galen Chemicals and LEO Pharma A/S (LEO), which will become effective upon the closing of the purchase of Dovonex® by Galen Chemicals, LEO granted to Galen Chemicals a license to distribute and sell Dovonex® products in the United States. The Dovonex Supply Agreement contains terms and conditions which are not unusual for an agreement of this nature.

Pursuant to a development agreement (the Development Agreement) dated 1st April, 2003, between Galen Chemicals and LEO, the parties have agreed to cooperate in the development and marketing of the Dovobet® products in the United States. The Development Agreement may be terminated by LEO if Galen Chemicals does not exercise its option to purchase Dovonex® under the Option Agreement.

The Master Agreement (the Master Agreement) dated 1st April, 2004, between Galen Chemicals and LEO provides for the payment of $40 million upon approval of a New Drug Application for Dovobet® by the FDA. Upon the approval of the New Drug Application for Dovobet® and the fulfilment of certain other conditions, the licence and supply agreement for Dovobet® (the Dovobet Supply Agreement) dated 1st April, 2003, between LEO and Galen Chemicals, will become effective.

(e)	Pfizer product acquisitions

	(i)	OC products (Estrostep® and Loestrin®)

Pursuant to a purchase and sale agreement (the OC Purchase Agreement) dated 5th March, 2003, between Pfizer, Galen Chemicals and the Company (then Galen Holdings PLC), Galen Chemicals acquired from Pfizer all rights relating to Estrostep® and Loestrin® (the OC Products) for cash consideration of $197 million. In addition, Galen Chemicals agreed to pay Pfizer $4.3 million per calendar quarter commencing in the third quarter of 2004 and ending in the third quarter of 2007 (except that the final payment will be $3.8 million) for an aggregate amount of $55.4 million. Such quarterly payments will terminate in the event of commercial sales of a generic drug competing with Estrostep®. Under the OC Purchase Agreement the Company agreed to provide a guarantee of Galen Chemicals’ performance. The OC Purchase Agreement contains certain representations, warranties, covenants and indemnities which are not unusual for a transaction of this nature.

Pursuant to a transitional services agreement (the OC Services Agreement) dated 27th March, 2003, between Galen Chemicals and Pfizer, Pfizer agreed to provide certain services to Galen Chemicals to assist in an orderly transfer of the OC Products to Galen Chemicals.

	(ii)	Femhrt®

Pursuant to a purchase and sale agreement (the Femhrt Purchase Agreement) dated 5th March, 2003, between Pfizer, Galen Chemicals and the Company, Galen Chemicals acquired from Pfizer all rights relating to the Femhrt® product for cash consideration of $162 million to be paid at closing. In addition, Galen Chemicals will pay Pfizer $2.9 million per calendar quarter commencing in the second calendar quarter of 2004 and ending in the first calendar quarter of

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2010 for an aggregate amount of $69.6 million. Such quarterly payments will terminate in the event of commercial sales of a generic drug competing with Femhrt® or when Barr introduces a generic pursuant to the non-exclusive license granted to Barr by Galen Chemicals in settlement of the ANDA litigation described in paragraph (c)(iii) above. In the event the quarterly payments are terminated because of the introduction of a generic by Barr, Pfizer and Galen Chemicals will negotiate in good faith to determine whether or not Galen Chemicals should pay further consideration to Pfizer in lieu of the quarterly payments. Under the Femhrt Purchase Agreement the Company agreed to provide a guarantee of Galen Chemicals’ performance. The Femhrt Purchase Agreement contains certain representations, warranties, covenants and indemnities which are not unusual for a transaction of this nature.

Pursuant to a transitional services agreement (the Femhrt Services Agreement) dated 17th April, 2003, between Galen Chemicals and Pfizer, Pfizer agreed to provide certain services to Galen Chemicals to assist in an orderly transfer of the Femhrt® products to Galen Chemicals.

Pursuant to a letter dated 26th February, 2003, Warner-Lambert Company LLC, a wholly-owned subsidiary of Pfizer, assigned the supply agreement for Femhrt® (the Duramed Agreement) to Galen Chemicals. Under the terms of the Duramed Agreement, Duramed manufactures and supplies Galen Chemicals with Femhrt®. The Duramed Agreement expires on 24th September, 2007 and automatically renews for additional two-year terms unless either party gives 24 months’ written notice to the other of its intent to terminate.

(f)	Sarafem®

Pursuant to an assignment, transfer and assumption agreement (the Assignment Agreement) dated 7th December, 2002, between Galen Chemicals and Eli Lilly and Company (Lilly), Galen Chemicals acquired the US sales and marketing rights to the Sarafem® products for $295 million. Under the Assignment Agreement, Lilly has assigned certain trade marks and trade dress relating to Sarafem® to Galen Chemicals and granted an exclusive license to the use patent, technology and certain trade marks and trade dress related to the product in the United States.

The Assignment Agreement contains representations and warranties, covenants, indemnification and termination provisions which are not unusual for a transaction of this nature. In general, indemnification is available only for damages in excess of $1 million.

Galen Chemicals and Lilly also entered into a three-year manufacturing agreement (the Manufacturing Agreement) dated 7th December, 2002 relating to the supply of Sarafem products.

8. Material contracts of Waren

The contracts set out below, not being contracts entered into in the ordinary course of business, have been entered into by Waren since 25th October, 2004 (the date on which Waren was incorporated) and are or may be material.

Implementation Agreement

A summary of the key terms of the Implementation Agreement is contained in Appendix 4 (The Implementation Agreement).

Amended and restated capital contribution and conduct of offer agreement

Bain Capital, funds managed or advised by DLJMB, J.P. Morgan Partners (BHCA), L.P. and Thomas H. Lee (Alternative) Fund V, L.P. entered into an amended and restated capital contribution and conduct of offer agreement (the Capital Contribution Agreement), dated 2nd November, 2004, with respect to, amongst other things, the provision of equity financing for the Acquisition. Pursuant to the Capital Contribution Agreement, subject to the satisfaction or waiver of all conditions to the Acquisition, funds managed or advised by Bain Capital, DLJMB, JPMP and THL have each agreed to subscribe for ordinary shares of Waren, or alternatively, shares of an indirect parent company of Waren, and procure

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that the proceeds of such equity financing be contributed to Waren and be used to finance the Acquisition and related fees and expenses thereto.

Amended and restated commitment letter

WIC, the direct parent of Waren, has entered into an amended and restated commitment letter (the Commitment Letter), dated 2nd November, 2004, with Credit Suisse First Boston (acting through its Cayman Islands branch), Deutsche Bank Trust Company Americas and Deutsche Bank AG Cayman Islands Branch (collectively, together certain affiliates of CSFB as may be determined, the Initial Lenders) and Deutsche Bank Securities, Inc. and Credit Suisse First Boston (or one of its affilitates to be determined (as Arrangers) (the description of the parties constituting the Initial Lenders and the Arrangers is subject to any necessary revision upon the inclusion of additional lenders or managers, as the case may be). Pursuant to the Commitment Letter, subject to the satisfaction or waiver of certain conditions, the Initial Lenders have agreed to provide to WIC: (i) senior secured credit facilities; and (ii) a senior subordinated credit facility. The senior secured credit facility will consist of: (w) a single draw term facility in an amount up to $1.25 billion; (x) a delayed-draw term loan facility in an amount of up to $240 million; (y) an uncommitted incremental term loan facility of up to $250 million; and (z) a revolving facility of up to $150 million with sublimits available for letters of credit and swing line loans. The proceeds of the senior secured and senior subordinated credit facilities will be used to finance the Acquisition and fees and expenses related thereto. The proceeds of the senior secured credit facilities will also be used to refinance existing indebtedness of Warner Chilcott’s Puerto Rican subsidiary, to make deferred product payments in respect of Warner Chilcott’s Dovonex® and/or Dovobet® acquisitions, and for general corporate purposes. If practicable a portion of the senior secured credit facilities may be provided directly to Warner Chilcotts Puerto Rican subsidiary. The senior subordinated facility will consist of a single draw term loan facility in an amount of up to $750 million. If and to the extent the senior secured and senior subordinated bridge loan facilities described below are funded, the proceeds of the senior secured and senior subordinated credit facilities, respectively, will be used to repay the applicable bridge loan facilities.

The availability of the senior secured and senior subordinated credit facilities is conditional on the Acquisition becoming effective. WIC has procured that, save as may be required by the Panel, Waren shall not waive or determine as satisfied any Condition where such Condition is not actually satisfied without the prior written consent of: (i) prior to the date on which the consideration for the Acquisition is drawn-down by Waren, the Arrangers; and (ii) after such date, the lenders holding at least a majority of the aggregate amount of loans and commitments under each of the senior secured credit facilities and the senior subordinated credit facilities. The Initial Lenders have agreed to make available to WIC a senior secured bridge loan facility and a senior subordinated bridge loan facility, which are intended to be funded solely in the event that the conditions precedent set forth in the Commitment Letter with respect to entering into of definitive documentation in respect of the credit facilities have not been satisfied prior to the closing date of the Acquisition and would be refinanced within 45 days of the funding thereof with the proceeds of the respective definitive credit facilities.

The Commitment Letter provides that the senior secured and senior subordinated credit facilities will contain conditions precedent, representations, warranties, covenants and events of default which are customary for the type of credit facilities contemplated by the Commitment Letter (taking into account current market conditions and similar transactions for other companies in the same industry as Warner Chilcott).

Pursuant to the Commitment Letter, WIC is required to pay certain fees in connection with the senior secured and senior subordinated credit facilities, including ongoing letter of credit fees, agency fees, and commitment fees.

9. General

(a)	Greenhill has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

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(b)	Hoare Govett has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c)	Credit Suisse First Boston has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(d)	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(e)

There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Warner Chilcott Shares to be acquired by Waren pursuant to the Scheme will be transferred to any other person save that Waren reserves the right to transfer any such shares to any other member of the Waren Group and to assign by way of security an interest in any such shares to the providers of debt finance to the Waren Group.

(f)

Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Waren or any person acting in concert with it for the purposes of the Acquisition and any of the directors, recent directors, shareholders or recent shareholders of Warner Chilcott having any connection with or dependence upon the Acquisition.

(g)

Save as disclosed in this document, there has been no material change in the financial or trading position of Warner Chilcott since 30th September, 2003 (the date to which the last published audited consolidated statutory accounts of Warner Chilcott were prepared).

(h)

Settlement of the consideration to which each Warner Chilcott Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim of other analogous right to which Waren may otherwise be, or claim to be, entitled against such shareholder.

(i)

Credit Suisse First Boston and Morgan Stanley are satisfied that sufficient financial resources are available to Waren to satisfy in full the consideration payable by Waren pursuant to the Scheme upon the Acquisition becoming effective.

(j)	As at 15th November, 2004 (being the latest practicable date prior to the publication of this document) the issued share capital of Warner Chilcott, on a fully diluted basis, comprised the following:

Number of Warner Chilcott Shares
In issue, fully paid	187,454,227

Maximum dilution arising from conversion/exercise of options and awards granted under the Warner Chilcott Share Option Schemes	9,901,511

Total	197,355,738

10. Sources and bases of information

In this document, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(a)

financial information concerning the Warner Chilcott Group has been extracted from the audited consolidated statutory accounts of Warner Chilcott for the relevant financial year or from Warner Chilcott’s unaudited consolidated interim results for the relevant financial period;

(b)	the market prices of Warner Chilcott Shares are closing middle-market quotations derived from the Daily Official List; and

(c)	the value of the existing share capital of Warner Chilcott is based upon 187,454,227 Warner Chilcott Shares in issue on 15th November, 2004.

143

Appendix 5 Additional Information

11. Documents on display

Copies of the following documents will be available for inspection at the offices of Allen & Overy LLP at One New Change, London, EC4M 9QQ during usual business hours on any weekday (weekends and public holidays excepted) prior to the Scheme becoming effective:

(a)	the memorandum and articles of association of Warner Chilcott;

(b)	the memorandum and articles of association of Waren;

(c)	audited consolidated statutory accounts for the Warner Chilcott Group for the financial years ended 30th September, 2003, 30th September, 2002 and 30th September, 2001;

(d)	the unaudited consolidated interim results of the Warner Chilcott Group for the twelve month financial period ended 30th September, 2004;

(e)	the written consents referred to in section 9 above;

(f)	copies of the material contracts referred to in sections 7 and 8 above;

(g)	the service contracts and letters of appointment of the Warner Chilcott Directors referred to in section 6 above;

(h)	the irrevocable undertakings referred to in paragraph 10 of Part 1 (Letter from the Chairman of Warner Chilcott PLC);

(i)	this document and the Forms of Proxy; and

(j)	the full list of dealings for value in relevant securities by persons acting in concert with Waren during the disclosure period.

144

Appendix 6 Definitions

APPENDIX 6

DEFINITIONS

Throughout this document the following expressions shall, other than in the Scheme in Part 3 (The scheme of arrangement) or in Appendix 2 (Financial information on the Warner Chilcott Group), have the meanings set out below, and derivative terms shall be construed accordingly, unless the context otherwise requires:

Acquisition	means the proposed acquisition by Waren of the entire issued and to be issued share capital of Warner Chilcott;

ADS Voting Instruction Card

means the white voting instruction card for use by registered holders of Warner Chilcott ADSs to provide instructions as to how to vote the Warner Chilcott Shares represented by their Warner Chilcott ADSs in connection with the Court Meeting and the Extraordinary General Meeting;

AESOS	means the Galen Holdings PLC Approved Executive Share Option Scheme;

Bain Capital	means Bain Capital Partners, LLC;

Board or Directors	means the board of directors of Warner Chilcott and Director means any of them;

Business Day	means a day (other than a Saturday or Sunday) on which banks are open for business in London, Belfast and New York (other than solely for settlement and trading in euro);

Capital Reduction	means the proposed reduction of the capital of Warner Chilcott in connection with the Scheme;

City Code or Code	means the City Code on Takeovers and Mergers of the United Kingdom;

Closing Price	means the closing, middle-market quotation derived from the Daily Official List;

Companies Order	means The Companies (Northern Ireland) Order 1986, as amended;

Conditions	means the conditions to the Scheme set out in Appendix 1 of this document and Condition means any one of them;

Court	means the High Court of Justice in Northern Ireland or the Court of Appeal of Northern Ireland, as the case may be;

Court Hearings	means the hearings at which the following will be sought:

(a) the Court’s sanction of the Scheme under article 418 of the Companies Order; and

(b) the Court’s confirmation of the Capital Reduction under article 147 of the Companies Order,

and Court Hearing means either of them;

Court Meeting

means the meeting or meetings of Warner Chilcott Shareholders (or the relevant class or classes thereof) convened pursuant to an order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) including any adjournment or postponement of any such meeting;

145

Appendix 6 Definitions

Court Order	means the order of the Court sanctioning the Scheme under article 418 of the Companies Order and confirming the Capital Reduction provided for by the Scheme under article 147 of the Companies Order;

Credit Suisse First Boston or CSFB	means Credit Suisse First Boston (Europe) Limited;

CREST	means the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

CRESTCo	means CRESTCo Limited;

CREST Regulations	means the Uncertificated Securities Regulations 2001;

Daily Official List	means the Daily Official List of the London Stock Exchange;

Deposit Agreement	means the deposit agreement dated 29th September, 2000 and made between Warner Chilcott, the Depositary and holders of Warner Chilcott ADSs;

Depositary	means The Bank of New York or any successor depositary under the Deposit Agreement;

Deutsche Bank	means Deutsche Bank AG;

DLJMB	means DLJ Merchant Banking III, Inc.;

Effective Date	means the date upon which the Scheme becomes effective in accordance with its terms;

Exchange Act	means the US Securities Exchange Act of 1934;

Excluded Warner Chilcott Shares	means Warner Chilcott Shares (if any) of which Waren is the registered holder;

Explanatory Statement	means Part 2 (Explanatory Statement) and the Appendices which have been prepared in accordance with article 419 of the Companies Order;

Extraordinary General Meeting

means the extraordinary general meeting of the members of Warner Chilcott to approve the Capital Reduction and certain other matters relating to the Scheme and the Acquisition, including any adjournment or postponement of that meeting;

Forms of Proxy	means the blue form of proxy for use at the Court Meeting and pink form of proxy for use at the Extraordinary General Meeting and Form of Proxy means either of them;

FSA or Financial Services Authority	means the UK Financial Services Authority;

FSMA	means the UK Financial Services and Markets Act 2000;

Greenhill	means Greenhill & Co. International LLP;

Hoare Govett	means Hoare Govett Limited;

Implementation Agreement

means the implementation agreement dated 27th October, 2004 and made between Warner Chilcott, Waren, Bain Capital Partners, LLC, DLJMB Overseas Partners III, C.V., J.P. Morgan Partners (BHCA), L.P. and Thomas H. Lee (Alternative) Fund V, L.P. as amended and restated on 9th November, 2004 and 16th November, 2004;

146

Appendix 6 Definitions

Irish Official List	means the Official List of the Irish Stock Exchange;

Irish Stock Exchange	means The Irish Stock Exchange Limited;

ISOS	means the Warner Chilcott PLC Incentive Share Option Scheme;

LTIPPA	means the Galen Holdings PLC 2004 Long Term Incentive Plan (Performance Award);

LTIPPO	means the Galen Holdings PLC 2004 Long Term Incentive Plan (Performance Option);

JPMP	means J.P. Morgan Partners, LLC;

Listing Rules	means the listing rules made by the UKLA (as from time to time amended);

London Stock Exchange	means London Stock Exchange plc;

Meetings	means the Court Meeting and the Extraordinary General Meeting and Meeting means either of them;

Morgan Stanley	means Morgan Stanley & Co. Limited;

NASDAQ	means The NASDAQ Stock Market, Inc.;

New Warner Chilcott Shares

means the new ordinary shares of 10 pence each in the capital of Warner Chilcott to be created pursuant to the Scheme and to be issued by Warner Chilcott to Waren following the cancellation of the Scheme Shares pursuant to the Capital Reduction and the Scheme;

Offer Period	means, unless otherwise stated, the period commencing on 20th September, 2004 and ending on the Effective Date or such other date as the Panel may decide;

Official List	means the Official List of the UKLA;

Panel	means The Panel on Takeovers and Mergers of the United Kingdom;

Recommendation Committee	means all of the Directors other than Roger Boissonneault;

Registrars	means Computershare Investor Services PLC of P.O. Box 1075, Bristol BS99 3FA, United Kingdom;

Regulatory Information Service	has the meaning given to it in the Listing Rules;

Republic of Ireland	means the Republic of Ireland, its cities, territories and possessions;

Scheme	means the proposed scheme of arrangement under article 418 of the Companies Order set out in Part 3 with or subject to such modification, addition, or condition as the Court may approve or impose;

Scheme Record Time	means 6.00 p.m. on the Business Day immediately prior to the Effective Date;

Scheme Shareholders	means holders of Scheme Shares;

147

Appendix 6 Definitions

Scheme Shares	means Warner Chilcott Shares (including all Warner Chilcott Shares the ownership of which is represented by Warner Chilcott ADSs but excluding the Excluded Warner Chilcott Shares):

(a) in issue at the date of this document;

(b) (if any) issued after the date of this document and prior to the Voting Record Time;

(c)

(if any) issued at or after the Voting Record Time and prior to the confirmation by the Court of the Capital Reduction on terms that the holder thereof or any subsequent holder shall be bound by the Scheme or in respect of which the holder thereof or any subsequent holder shall have agreed in writing to be bound by the Scheme;

SEC	means the United States Securities and Exchange Commission;

significant interest	means a direct or indirect interest in 20 per cent. or more of the called-up share capital (as defined in article 5 of the Companies Order);

subsidiary and subsidiary undertaking	have the meanings ascribed in article 266 of the Companies Order;

The Bank of New York	means The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, A Level, New York, N.Y. 10286, United States;

THL	means Thomas H. Lee Partners, L.P.;

UESOS	means the Galen Holdings PLC Unapproved Executive Share Option Scheme;

UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

UKLA	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

undertaking	has the meaning ascribed in the Companies Order;

US or United States	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;

USOS	means the Galen Holdings PLC 2000 US Option Scheme;

Voting Record Time

means 6.00 p.m. on the day two days preceding the date of the Court Meeting (or, as the case may be, the Extraordinary General Meeting) or, in the case of an adjournment or postponement of the Meeting, 6.00 p.m. on the day two days preceding the date of the adjourned or postponed Meeting;

Waren	means Waren Acquisition Limited;

Waren Group	means Waren, WIC, WHC and each of their subsidiaries and subsidiary undertakings;

Warner Chilcott or the Company	means Warner Chilcott PLC, a company incorporated in Northern Ireland with company number NI25836;

148

Appendix 6 Definitions

Warner Chilcott ADSs	means American Depositary Shares of Warner Chilcott each representing four Warner Chilcott Shares;

Warner Chilcott Articles	means the articles of association of Warner Chilcott in force from time to time;

Warner Chilcott Group	means Warner Chilcott, its subsidiaries and its subsidiary undertakings;

Warner Chilcott Securities	means Warner Chilcott Shares and Warner Chilcott ADSs;

Warner Chilcott Share Option Schemes	means The Galen Holdings PLC 2004 Long Term Incentive Plan, The Galen Holdings PLC Savings-Related Share Option Scheme, the USOS, the AESOS and UESOS and the ISOS;

Warner Chilcott Shareholders	means the holders of Warner Chilcott Shares;

Warner Chilcott Shares	means the ordinary shares of 10 pence each in the capital of Warner Chilcott;

Warner Chilcott US	means Warner Chilcott Limited, a company incorporated in the Republic of Ireland with company number 191050;

WIC	means Waren Intermediate Company, Inc.;

WHC	means Waren Holdings Company, Limited;

Wider Waren Group

means Waren and its subsidiary undertakings and any other undertaking in which Waren and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest;

Wider Warner Chilcott Group

means Warner Chilcott and its subsidiary undertakings and any other undertaking in which Warner Chilcott and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest;

$, Dollar and cent	means the lawful currency of the United States of America; and

£, Sterling, pence and p	means the lawful currency of the United Kingdom.

All references to legislation in this document are to the legislation of Northern Ireland unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

All references to time in this document are to Belfast time unless stated otherwise.

Reference in this document to a Part or an Appendix is a reference to a part of or an appendix to this document.

In this document, words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

149

Notice of Court Meeting

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE IN NORTHERN IRELAND CHANCERY DIVISION MR JUSTICE WEIR	No. 3979 of 2004

IN THE MATTER OF
WARNER CHILCOTT PLC

AND IN THE MATTER OF
THE COMPANIES (NORTHERN IRELAND) ORDER 1986

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an order dated 12th November, 2004 made in the above matters, the Court has directed that a meeting be convened of the holders (other than the Bidder (as defined in the scheme of arrangement)) of ordinary shares of 10p each in the capital of Warner Chilcott PLC (the Company) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to article 418 of The Companies (Northern Ireland) Order 1986 proposed to be made between the Company and holders of Scheme Shares (as defined in the scheme of arrangement) and that such meeting will be held at 9.00 a.m. on 10th December, 2004 at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland at which time and place all such holders are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to article 419 of The Companies (Northern Ireland) Order 1986 are incorporated in the document of which this notice forms part.

Holders of ordinary shares who are entitled to attend and vote at the meeting may vote in person or may appoint a proxy or proxies to attend the meeting and vote on his or her behalf. A proxy need not be a member of the Company. A blue form of proxy for use in connection with the meeting is enclosed with this document and instructions on how to fill in the blue form of proxy are printed thereon.

To be valid, the blue form of proxy must be completed and signed in accordance with the instructions printed thereon and it is requested that it be lodged at the office of the Company’s registrars, Computershare Investor Services PLC, at P.O. Box 1075, Bristol, BS99 3FA, United Kingdom not less than 48 hours before the time appointed for the meeting or any adjournment or postponement thereof or faxed to the Company’s registrars on 0870 703 6116 (or, if outside the United Kingdom, on +44 870 703 6116) not less than 48 hours before, provided the original is lodged at the registrars’ above address not less than 24 hours before the time appointed for the meeting or any adjournment or postponement thereof. The blue form of proxy may also be handed to the registrars on behalf of the Chairman at the meeting before the taking of the poll. The completion and return of a blue form of proxy will not prevent a holder of ordinary shares who wishes to do so from attending and voting at the meeting, or any adjournment or postponement thereof, in person.

In the case of joint holders of ordinary shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those holders of ordinary shares registered in the register of members of the Company as at 6.00 p.m. on 8th December, 2004 or, in the event that the meeting is adjourned or postponed, 6.00 p.m. on the day two days preceding the time of any adjourned or postponed meeting, shall be entitled to attend or vote at the meeting in respect of the number of ordinary shares registered in their name at the relevant time. Changes to entries in the register of members of the Company after these times shall be disregarded in determining the rights of any person to attend and vote at the meeting.

A holder of American Depositary Shares representing ordinary shares should complete the white voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her

150

Notice of Court Meeting

American Depositary Shares and return the card to the depositary at The Bank of New York, as indicated on the white voting instruction card.

By the order referred to above, the Court has appointed Dr John King or, failing him, Geoffrey Elliott to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 17th November, 2004

Mills Selig
21 Arthur Street
Belfast
County Antrim
Northern Ireland BTI 4GA
Solicitors for the Company

151

Notice of Extraordinary General Meeting

NOTICE OF EXTRAORDINARY GENERAL MEETING

WARNER CHILCOTT PLC
(Registered in Northern Ireland No. 25836)

Notice is hereby given that an extraordinary general meeting of Warner Chilcott PLC (the Company) will be held at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0ET, Northern Ireland on 10th December, 2004 at 9.05 a.m. (or as soon thereafter as the meeting of the holders of Scheme Shares (as defined in the Scheme referred to in sub-paragraph (1) of the special resolution set out below) convened for 9.00 a.m. on the same day and at the same place, by an order of the High Court of Justice in Northern Ireland, shall have concluded or been adjourned) for the purposes of considering and, if thought fit, passing the following resolutions, which will be respectively proposed as a special resolution and an ordinary resolution.

Special Resolution

THAT:

1.

the scheme of arrangement dated 17th November, 2004, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the Scheme), between the Company and the holders of Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, be hereby approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

2.	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

	(a)	the share capital of the Company be reduced by cancelling the Scheme Shares (as defined in the Scheme);

	(b)	forthwith and contingently on the reduction of capital referred to in sub-paragraph 2(a) above taking effect:

(i)

the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 10 pence each as is equal to the aggregate number of Scheme Shares cancelled pursuant to sub-paragraph 2(a) above and having the same rights (as amended by this resolution) as the Scheme Shares so cancelled; and

(ii)

the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in sub-paragraph 2(a) above be applied by the Company in paying up in full and at par the new ordinary shares of 10 pence each created pursuant to sub-paragraph 2(b)(i) above, such new ordinary shares to be allotted and issued, credited as fully paid, to Bidder (as defined in the Scheme); and

(c)

forthwith and contingently on the reduction of capital referred to in sub-paragraph 2(a) above taking effect, the directors of the Company be generally and unconditionally authorised pursuant to and in accordance with article 90 of The Companies (Northern Ireland) Order 1986 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph 2(b)(ii) above, provided that:

		(i)	this authority shall expire on the fifth anniversary of the passing of this resolution;

		(ii)	the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £25,000,000; and

		(iii)	this authority shall be without prejudice to any other authority under the said article 90 previously granted before the date on which this resolution is passed;

152

Notice of Extraordinary General Meeting

3.	forthwith upon the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 2A:

“In these Articles, any reference to the Scheme is to the scheme of arrangement (as it may be modified or amended in accordance with its terms) between the Company and the holders of Scheme Shares (as defined therein) dated 17th November, 2004 under article 418 of The Companies (Northern Ireland) Order 1986 and terms defined in the Scheme shall have the same meanings in these Articles.”; and

4.	forthwith upon the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 4A:

“Shares not otherwise subject to the Scheme

4A.1.

Notwithstanding any other provision of these Articles, if the Company issues any Warner Chilcott Shares (other than to Bidder) on or after the adoption of this Article and prior to the confirmation by the Court of the reduction of capital provided for by the Scheme such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of such shares or any subsequent holder shall be bound by the Scheme accordingly.

4A.2.

Notwithstanding any other provision of these Articles, if any shares in the Company are issued to any person or persons (a new member) (other than to Bidder) at or after the confirmation by the Court of the reduction of capital provided for by the Scheme then such new member shall be obliged immediately to transfer to Bidder all such shares in consideration of the payment by Bidder to that new member of such cash amount as that new member would have been entitled to had each share transferred to Bidder hereunder been a Scheme Share.

4A.3.

To give effect to any transfer required by Article 4A.2 above, the Company may appoint any person to execute and deliver on behalf of the new member a form of transfer or instructions of transfer in favour of Bidder and the Company may register Bidder as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the new member for the shares which are the subject of the transfer. Pending the registration of Bidder as the holder of any share to be transferred pursuant to this Article 4A, Bidder shall be empowered to appoint a person nominated by the directors of Bidder to act as attorney on behalf of the new member in accordance with such directions as Bidder may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with such directions.

	4A.4.	If the Scheme shall not have become effective by the date referred to in clause 6 of the Scheme, this Article 4A shall cease to have effect.”.

Ordinary Resolution

THAT:

1.

the rules of the Galen Holdings PLC 2000 US Option Scheme be amended by the deletion of rule 2.1(a)(iii), which states that “no Option shall be granted on any day if as a result the aggregate number of ordinary shares in the capital of the Company represented by Shares issued or issuable pursuant to grants or appropriations made in the previous three years under the Scheme and all other employees’ share schemes established by the Company would exceed 3 per cent. of the issued Ordinary Share Capital of the Company on the day preceding that day”; and

2.

the rules of the Galen Holdings PLC Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme be amended by the deletion of rule 2(b), which states that “No Option to subscribe for Scheme Shares will be granted after Flotation during any period of 3 years while this Scheme remains in force if immediately after the grant of such Options the aggregate of: (i) the nominal amount of Ordinary Share Capital issued or remaining issuable pursuant to options granted during such

153

Notice of Extraordinary General Meeting

3 year period under this Scheme and under any other share option scheme adopted by the Company; and (ii) the nominal amount of Ordinary Share Capital issued under any other Employees’ Share Scheme of the Company during the same 3 year period would exceed 3 per cent. of the nominal amount of Ordinary Share Capital in issue at that time.”

Dated: 17th November, 2004

By order of the Board	Registered office:
Anthony D. Bruno	Warner Chilcott PLC
Company Secretary	Old Belfast Road
Millbrook
Larne
Northern Ireland
BT40 2SH

Notes:

1.	A member entitled to attend and vote at the meeting may appoint one or more persons to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company.

2.

A pink form of proxy is enclosed for use in connection with the meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company’s registrars, Computershare Investor Services PLC at P.O. Box 1075, Bristol BS99 3FA, United Kingdom not later than 48 hours before the time of the meeting or any adjournment or postponement thereof. Forms of proxy may be faxed to the registrars on 0870 703 6116 (or, if outside the United Kingdom, on +44 870 703 6116), not later than 48 hours before the time of the meeting or any adjournment or postponement thereof provided that the original is lodged at the registrars’ office not less than 24 hours before the time appointed for the meeting or any adjournment or postponement thereof.

3.	Completion and return of a pink form of proxy will not prevent a member from subsequently attending and voting in person at the meeting.

4.

In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5.

A holder of American Depository Shares representing ordinary shares should complete the white voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depository Shares and return the card to the depository, The Bank of New York, as indicated on the white voting instruction card.

6.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 8th December, 2004 or, if the meeting is adjourned, on the register of members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 8th December, 2004 or, if the meeting is adjourned, on the register of members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

154

Form of Proxy for Extraordinary General Meeting of Warner Chilcott PLC (the “Company”) on Friday 10th December, 2004

GHP04

	I/We being (a) holder(s) of ordinary shares of 10 pence each in the capital of the		Special Resolution	For	Against
	Company appoint the Chairman of the Extraordinary General		(i)	approve the scheme of arrangement, the subsequent
	Meeting or			reduction of the capital of the Company and the
subsequent increase in the authorised share capital
of the Company in accordance with the scheme
	(see notes below - do not insert your own name here)			referred to in the notice convening the Extraordinary
General Meeting;
	as my/our proxy to act for me/us at the extraordinary general meeting of		(ii)	authorise the directors of the Company to allot new
	holders of the ordinary shares of 10 pence each in the capital of the			ordinary shares of 10 pence each in the capital of
	Company, to be held at Culloden Hotel, Bangor Road, Holywood, Belfast			the Company; and
	BT18 0EX, Northern Ireland at 9.05 a.m. on 10th December, 2004 (or at		(iii)	amend the articles of association of the Company by
	any adjournment or postponement thereof). At the Extraordinary General			inserting new articles 2A and 4A as referred to in
	Meeting (or at any adjournment or postponement thereof), the proxy is to			the notice convening the Extraordinary General
	vote for me/us and in my/our name(s) for or against the special resolution			Meeting.
and/or the ordinary resolution described below (either with or without
	modification as my/our proxy may approve), as indicated below:		Notes to this Form of Proxy
			(1)	To be valid, this Form of Proxy (together with any authority under
	IMPORTANT: If you wish to vote for the special resolution, place an x in			which it is signed) must be received by the Registrars at P.O. Box
	the box marked “FOR”. If you wish to vote against the special resolution,			1075, Bristol BS99 3FA, United Kingdom not later than 9.05 a.m. on
	place an x in the box marked “AGAINST”. If you wish to vote for the			Wednesday 8th December, 2004, being 48 hours before the time
	ordinary resolution, place an x in the box marked “FOR”. If you wish to			appointed for the meeting or, if the meeting is adjourned or
	vote against the ordinary resolution, place an x in the box marked			postponed, not less than 48 hours before the time appointed for the
	“AGAINST”			adjourned or postponed meeting. You may also lodge this Form of
Proxy with the Registrars by faxing the completed Form of Proxy to
0870 703 6116 at least 48 hours before the time fixed for the meeting or any adjournment or postponement thereof provided the original is lodged with the Registrars at least 24 hours before such time.
			(2)	If desired the reference to the chairman of the Extraordinary General
	Signature	Date		Meeting may be deleted (and the deletions initialled) and the name of any other person inserted in the space on the form. The proxy must attend the meeting in person to represent the member. A proxy need not be a member of the Company.
Ordinary Resolution	For	Against	(3)	Unless instructed otherwise, the proxy may also vote as he/she thinks
	(i) approve the amendments to the rules of			fit (or abstain) on any other business that may properly come before
	the Galen Holdings PLC US Option			the meeting (including amendments to resolutions). If this Form of
	Scheme as referred to in the notice			Proxy is returned without any indication as to how the person(s)
	convening the Extraordinary General			appointed shall vote on the resolutions, the Proxy may vote, or
	Meeting; and			abstain, as he/she thinks fit.
	(ii) approve the amendments to the rules of		(4)	In the case of a corporation this Form of Proxy should be executed
	the Galen Holdings PLC Approved			under its common seal, or under the hand of an officer, attorney or
	Executive Share Option Scheme and			other agent duly authorized in writing.
	Unapproved Executive Share Option		(5)	Any alterations made to this Form of Proxy must be initialled by the
	Scheme as referred to in the notice			person who signs it.
	convening the Extraordinary General		(6)	In the case of joint holders, the vote of the senior who tenders a vote,
	Meeting.			whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names appear in the Register of
Members of the Company in respect of the joint holding.
(7)

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the register of members of the Company as at 6.00 p.m. on 8th December, 2004 or, if the meeting is adjourned, on the register of members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the register of members after 6.00 p.m. on 8th December, 2004 or, if the meeting is adjourned or postponed, on the register of members after 6.00 p.m. on the day two days prior to the date of any adjourned or postponed meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

Extraordinary General Meeting Admission Card

Please detach and bring this Extraordinary General Meeting Admission Card with you if attending the Extraordinary General Meeting.
The Extraordinary General Meeting will be held at Culloden Hotel, Bangor Road, Holywood, Belfast BT18 0EX, Northern Ireland on Friday 10th December, 2004 at 9.05 a.m.
You are advised to arrive at least 15 minutes before the start of the Extraordinary General Meeting to allow time for registration.
If you require any assistance on the day, please speak to a Computershare Investor Services PLC steward on arrival.

sterling 65180

Form of Proxy for the Court Meeting of
Warner Chilcott PLC (the “Company”)
on Friday 10th December, 2004

IN THE HIGH COURT OF JUSTICE IN NORTHERN IRELAND CHANCERY DIVISION

IN THE MATTER OF WARNER CHILCOTT PLC

AND IN THE MATTER OF THE COMPANIES (NORTHERN IRELAND) ORDER 1986

GHP03

I/We being (a) holder(s) of ordinary shares of 10 pence each in the		IMPORTANT: If you wish to vote for the Scheme, you must SIGN
capital of the Company appoint the Chairman of the Court Meeting or		YOUR NAME in the box marked “FOR the Scheme”. If you wish to vote against the Scheme, you must SIGN YOUR NAME in the box
marked “AGAINST the Scheme”.

	FOR the Scheme	AGAINST the Scheme
(see notes below - do not insert your own name here)

as my/our proxy to act for me/us at the meeting of holders (other than the
Bidder, as defined in the scheme of arrangement referred to in the notice convening the Court Meeting) of ordinary shares of 10 pence each in the capital of the Company, to be held at Culloden Hotel, Bangor Road,
Holywood, Belfast BT18 0EX Northern Ireland at 9.00 a.m. on 10th
December, 2004 for the purposes of considering and, if thought fit,		Dated this ...........................day of .......................................2004
approving (with or without modification) the proposed scheme of arrangement referred to in the notice convening the Court Meeting (the
“Scheme”). At that Court Meeting (or at any adjournment or		Notes:
postponement of that Court Meeting), the proxy is to vote for me/us and in my/our name(s) for the said Scheme (either with or without modification as my/our proxy may approve) or against the said Scheme as indicated below:		(1)

To be valid, this Form of Proxy (together with any authority under which it is signed) must be received by the Registrars at P.O. Box 1075, Bristol BS99 3FA, United Kingdom not later than 9.00 a.m. on Wednesday 8th December, 2004, being 48 hours before the time appointed for the meeting or, if the meeting is adjourned or postponed, not less than 48 hours before the time appointed for the adjourned or postponed meeting. You may also lodge this Form of Proxy by fax with the Registrars by faxing the completed Form of Proxy to 0870 703 6116 at least 48 hours before the time fixed for the meeting or any adjournment or postponement thereof provided the original is lodged with the Registrars at least 24 hours before such time. If this form is not so lodged, it may be handed (together with any authority under which it is signed) to the Registrars on behalf of the chairman of the Court Meeting at that meeting.

(2)

If desired the reference to the chairman of the Court Meeting may be deleted (and the deletions initialled) and the name of any other person inserted in the space on the form. The proxy must attend the meeting in person to represent the member. A proxy need not be a member of the Company.

(3) In the case of a corporation this Form of Proxy should be executed under its common seal, or under the hand of an officer, attorney or other agent duly authorised in writing.
(4) Any alterations made to this Form of Proxy must be initialled by the person who signs it.
(5)

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names appear in the Register of Members of the Company in respect of the joint holding.

(6) If this Form of Proxy is returned without any indication as to how the person(s) appointed should vote, it shall be invalid.

Court Meeting Admission Card	Court Meeting Voting Card

Please detach and bring	If you are attending the Court Meeting, please bring this card with you
this Admission Card with	for completion at the Court Meeting.
you if attending the Court
Meeting.	FOR the Scheme	AGAINST the Scheme
The Court Meeting will be held at Culloden Hotel,
Bangor Road, Holywood,
Belfast BT18 0EX, Northern
Ireland on Friday 10th
December, 2004 at 9.00
a.m.
Dated this ...........................day of ................................................2004
You are advised to arrive
at least 15 minutes before
the start of the Court
Meeting to allow time for
registration.

If you require any assistance on the day, please speak to a Computershare Investor Services PLC steward on arrival.

sterling 65180